April 13, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.
Registration Statement on Form S-1
Filed March 2, 2005
File No. 333-123073

H-Lines Finance Holding Corp.
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123682

Horizon Lines Holding Corp.
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123681

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Company”), the Company has set forth below the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 1, 2005 (the “Comment Letter”) with respect to the above-referenced registration statements of the Company and its subsidiaries, H-Lines Finance Holding Corp. and Horizon Lines Holding Corp. Simultaneously with our submission of this response letter, the Company has filed, via the EDGAR system, Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-123073), filed on March 2, 2005 (the “Registration Statement”). By overnight courier, the Company will be sending you a blacklined copy of the Amendment, which has been marked to indicate our changes to the Registration Statement.

For your convenience, the Company has set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the blacklined copy of the Amendment, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Amendment. The Company would be most appreciative of your prompt review of this filing.

Securities and Exchange Commission

April 13, 2005

General

1.	To the extent applicable, please revise the above-captioned Forms S-4 you filed March 30, 2005 to comply with our comments as set forth below.

The Company will file pre-effective amendments to the above-captioned Registration Statements on Form S-4 that conform to the Amendment to the extent applicable.

2.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company will make the revisions requested by the Staff as and within the timeframe in which the Company is required to disclose financial statements for the fiscal quarter of the Company ended March 27, 2005.

3.	Provide a currently dated consent from the independent public accountant in the amendment.

Exhibit 23.1 to the Amendment, included in the filing of the Amendment, contains a consent of Ernst & Young LLP, the Company’s independent public accountant, dated as of the filing date of the Amendment.

4.	Please provide us with any artwork you intend to use prior to printing the red herrings. The artwork you present on the inside front cover of the prospectus should provide clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose or language that strays beyond a limited scope will not be appropriate inside the front covers. Refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

The Company has submitted copies of this artwork under our cover letter of April 4, 2005 to Ms. Losert. The artwork consists of two color photographs. The first is an image of the off-loading of refrigerated container units from a Horizon container vessel, and is proposed to be included in the inside front cover page of the red herring. The second photo is an image of a Horizon container vessel underway, and is proposed to be included in the inside back cover page of the red herring. The Amendment contains an EDGAR description of the artwork.

5.

We note that there is a substantial amount of information regarding transactions that have occurred since the purchase of Horizon Lines by Castle Harlan Partners IV, L.P. on July 7, 2004. For simplicity and clarity purposes, please revise throughout the document to make it abundantly clear how the initial public offering is affected by the various transactions, and how the capitalization of Horizon Lines has been and

Securities and Exchange Commission

April 13, 2005

will be affected by these transactions. Consider using graphics to enable an investor to quickly grasp the impact of the various transactions on the capitalization of Horizon Lines.

A tabular bullet summary of the post-acquisition transactions, organized by their month of occurrence, has been included under the heading “Condensed Summary of Post-Acquisition Transactions” in “Prospectus Summary.” A similar, more detailed tabular bullet summary has been included in “Historical Transactions.” See pages 6-7; and 121-122.

Tabular bullet summaries (which will be completed upon the filing of the next amendment to the Registration Statement) of the changes in the equity capitalization and consolidated debt-to-equity ratio of the Company, after giving effect to the Acquisition-Related Transactions and each of the post-acquisition transactions, have been included in “Historical Transactions.” See page 123.

“Risk Factors” has been revised to include disclosure of the Company’s consolidated debt-to-equity ratio as of December 26, 2004 before and after giving effect to the transactions described under the caption “The Offering-Related Transactions” in “Prospectus Summary.” See page 21.

Cross references to the tables described above have been included where appropriate.

6.	Revise throughout the entire document to substantially limit your use of defined terms. For example, you should avoid using common terms that are clear from its context, such as the “acquisition” and “merger.” We also note that you define Horizon Lines, Inc. as the “issuer.” However, you do not consistently use this defined term throughout the document. If you chose to use any defined terms, please ensure that they are defined the first time you use them in the document or are clear from context.

The usage of defined terms throughout the entire document has been reduced and simplified. References to the “acquisition” have been changed to the “acquisition transaction.” Use of the defined term “rollover option” has been eliminated. All references to the Company has been changed to refer to the “issuer.” The first usage of each defined term now includes the definition of such term.

Cover Page

7.	Please clarify whether you have been approved to list your Class A common stock on the New York Stock Exchange. We note on page 118 that your common stock has been approved for listing on the New York Stock Exchange. We also note on page 134 that an application has been made. If your application for listing has not yet been approved, please remove this forward-looking information from the cover page.

As of the date of this response letter, the Company has not been approved to list its Class A common stock on the New York Stock Exchange. The statement on page 136 (formerly page 118) of the Registration Statement to the effect that such approval has been granted

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April 13, 2005

has been revised to provide that an application for such listing approval has been made. Please note that a clearance letter has been issued and a signed application and response letter have been submitted.

8.	Consider adding bullet points to highlight how you intend to use the net proceeds from the initial public offering and rank these purposes in order of priority.

We have not included the bullet point summary on the cover page of the prospectus because we believe that this information is already adequately disclosed elsewhere in the prospectus, including on page 10 and, in a tabular format, in “Use of Proceeds,” on page 42. We believe that the presentation on the cover page would be repetitive and deemphasize the other disclosure required to appear on the cover page of a prospectus.

9.	Please remove references to “Joint Book-Running Lead Managers” and “Co-Managers.”

The references have been deleted.

Basis of Presentation, page ii

10.	Please move the list of defined terms to the summary section or other appropriate section of the prospectus. The summary should directly follow the table of contents. In addition, please ensure the use of the defined term is clear from the context of the disclosure.

The “Basis of Presentation” has been deleted. The defined terms previously included in “Basis of Presentation” have been moved to the appropriate subsections of “Prospectus Summary” or have otherwise been deleted.

The lists of transactions to be consummated before and following the consummation of the initial public offering have been moved from under “Basis of Presentation” to under a new caption “The Offering-Related Transactions,” beginning on page 13, in “Prospectus Summary.”

Prospectus Summary, page 1

11.	It appears that the summary merely repeats, at length, information that appears later in the prospectus. The summary should be a concise and straightforward discussion of the most relevant details of your company and transactions related to your initial public offering. Please revise for brevity and balance.

Revisions have been made in response to this comment. See pages 1-20.

12.	Please disclose your net income and net loss available to common stockholders for the most recent audited period and interim stub. This will provide a financial snapshot, which will help investors understand the other material in the summary.

Securities and Exchange Commission

April 13, 2005

The requested disclosure with respect to the most recent audited period has been added. (See page 1). Similar disclosure with respect to the most recent interim stub period will be included in the red herring and the next amendment to the Registration Statement, as the financial statements for the Company’s fiscal quarter ended March 27, 2005 become available and are required to be disclosed under the Securities Act and the regulations promulgated thereunder.

13.	Please supplementally tell us why you believe investors might find Adjusted EBITDA a useful tool. See also additional comments on this issue in the Selected Consolidation and Combined Financial Data.

Please see the Company’s response to the Staff’s comment No. 47.

Our Company, page 1

14.	Please delete your references to Horizon Lines as “the nation’s leading Jones Act container shipping and logistics company” or restate the statement as your belief.

This statement is based upon the fact that, since January 1, 2000 (if not earlier), the Company and its subsidiaries (or their predecessors) have ranked ahead of every other container shipping or logistics company with respect to each of the following criteria:

•	number of Jones Act markets in which marine container shipping and logistics are provided;

•	number of container vessels in service in all Jones Act markets taken as a whole;

•	total tonnage, based on the vessel classifications of American Bureau of Shipping, of container vessels in service in all Jones Act markets taken as a whole; and

•	number of containers transported for a charge (as opposed to empty containers) in all Jones Act markets taken as a whole.

As such, the Company believes that the statement in the prospectus does not need to be qualified by a “to our knowledge” or “belief” statement.

15.	We note that you identify a number of large consumer and industrial products companies here and several times throughout your prospectus. However, it is not clear how much each company actually attributes to your consolidated revenues. Please quantify here and in the Business section the percentage of your consolidated revenues attributed to each of the identified companies. In addition, consider limiting the number of references to each company in your prospectus if Horizon Lines is not materially dependent on the relationship with the respective company.

Securities and Exchange Commission

April 13, 2005

The Company has already disclosed on page 88 of the prospectus the customer information required under Item 101 of Regulation S-K. Horizon believes that the information requested by the Staff is not material to investors in the context of the information already disclosed and, if disclosed, would adversely impact Horizon’s commercial negotiations with these customers. The purpose of the disclosure is to point out to investors that the Company’s cargo includes everyday products from recognized and substantial customers.

16.	Please provide the basis for the various statistics you use throughout this section for investors, such as your growth rate.

The Company uses a number of different sources for the various statistics that are included in the “Our Company” section.

Market share information for container shipments in each of the three non-contiguous Jones Act markets in which the Company conducts business is based on:

•	data from Commonwealth Service, an independent third party service that tracks container shipment movements;

•	information on marine container shipments by a competitor included as a part of the public filings of such competitor; and

•	estimates compiled by employees, customer and labor unions, adjusted for market trends and seasonality fluctuations.

The revenue amount and revenue growth percentage, which appear on pages 1-2 of the prospectus, are derived from the audited combined and consolidated financial statements that appear in the prospectus.

The vessel and container quantities that appear on page 1 of the prospectus are derived from the Company’s fixed asset sub-ledger system, which is subject to the Company’s internal financial controls and external audit procedures.

The revenue by market percentages and customer revenue percentages that appear on pages 1-2 of the prospectus are derived from the Company’s internal marketing reporting system, which is based on transactional data that is examined in accordance with the external audit procedures governing the Company’s revenue reporting and financial statement reporting.

The Adjusted EBITDA figure and the Adjusted EBITDA growth figure that appear on page 1 of the prospectus are derived from operating income reported in the audited combined and consolidated financial statements that appear in the prospectus, with further adjustments based on items that are allowable exclusions from the compliance requirements of the credit agreement governing the senior credit facility.

Securities and Exchange Commission

April 13, 2005

Our Business Strategy, page 6

17.	To the extent you discuss your strategy in the summary section, please revise disclosure to include a discussion of the risks associated with the implementation of your business strategy.

Text has been added at the beginning of “Our Business Strategy” that states that (i) the Company faces risks in the implementation of its business strategy, (ii) the Company’s strategy is subject to business, economic and competitive uncertainties and contingencies, many of which are beyond its control, and (iii) that such risks are discussed under “Risk Factors” in more detail. See page 4.

Continue to organically grow our revenue, page 6

18.	Please balance your disclosure to explain whether your operating costs have also increased during the past five years.

The discussion of the Company’s compounded annual growth rate with respect to its revenue has been deleted.

19.	Please substantiate your belief that you are well positioned to achieve ongoing revenue growth in your markets.

The Company has removed the statement that it is well-positioned to achieve ongoing revenue growth in its markets.

Maintain leading information technology, page 7

20.	Please revise to clarify the “additional capabilities” you incorporate into your Horizon IT system.

The requested clarification has been made. See pages 4-5.

Reduce Operating Costs, page 8

21.	Please either briefly explain the “specific cost-savings goals and objectives” employed and disclose these quantitative measures used to reduce operating costs or reference investors to this disclosure presented later in your prospectus.

The referenced text has been deleted from this paragraph.

22.	It is not clear why you disclose your improvement in reducing operating costs as an “increase” in your EBITDA margin. Please either delete the reference here and in your Business section or supplementally explain the rationale for your disclosure.

The Company has replaced the sentence that refers to an “increase” in its EBITDA margin with the following sentence: “The operating cost reductions that we have

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April 13, 2005

achieved have contributed to an increase in our operating margin from 4.3% for the twelve months ended December 21, 2003 to 5.3% for the twelve months ended December 26, 2004, an increase of 22.0%.” See page 5.

Our Acquisition by the Castle Harlan Group, page 8

23.	Due to the complex nature of the series of transactions as a result of the acquisition, it would be helpful if you briefly discuss the acquisition and subsequent developments concerning your capitalization here or other appropriate section in the summary and assign dates to each of these transactions.

The discussion of the acquisition transaction under this caption has been supplemented.

Two sections have been added in “Prospectus Summary.” The first section, captioned “Condensed Summary of Post-Acquisition Transactions,” contains a tabular bullet summary of the post-acquisition transactions, organized by their month of occurrence. The second section, captioned “Recent Developments,” discloses the filing on March 30, 2005 of the above-referenced Registration Statements on Form S-4 by H-Lines Finance Holding Corp. and Horizon Lines Holding Corp., direct and indirect subsidiaries, respectively, of the Company. See pages 6 and 7.

A cross reference to “Post-Acquisition Transactions” in “Historical Transactions” has been added.

The section captioned “Post-Acquisition Transactions” in “Historical Transactions” has been revised such that the narrative summary of the post-acquisition transactions formerly presented therein is how presented in a tabular summary format, organized by month of occurrence and containing greater detail than the information set forth in the tabular summary referred to in the above paragraph. See pages 121-122.

In addition, the section captioned “Historical Transactions” has been further revised to include tabular bullet summaries (which will be completed upon the filing of the next amendment to the Registration Statement) of the changes in the equity capitalization and consolidated debt-to-equity ratio of the Company, after giving effect to each of the post-acquisition transactions. See page 123.

24.	Consider adding the beneficial ownership of CHP IV and its affiliates upon the commencement of this initial public offering.

Revisions have been made in response to this comment. See page 6.

Our Equity Sponsor, The Castle Harlan Group

25.	Please either delete this section or limit this disclosure to explain the relationship between Horizon Lines and The Castle Harlan Group.

Securities and Exchange Commission

April 13, 2005

Revisions have been made in response to this comment. The disclosure in this section has been limited substantially to an explanation of the relationship between Horizon Lines and the Castle Harlan Group. See pages     .

The Offering, page 10

26.	Consider briefly describing the transactions that will occur immediately before the consummation of the initial public offering and following the consummation of the initial public offering.

The tabular summary under this caption has been revised to include disclosure of the Company’s intention to consummate a series of transactions prior to, and following, the consummation of the initial public offering. See page 9.

The lists of transactions to be consummated before, and following, the consummation of the initial public offering have been moved from under “Basis of Presentation” to under a new caption “The Offering-Related Transactions” in “Prospectus Summary.” See pages 13-14.

Use of proceeds, page 10

27.	We note that members of your management team or their family members will reinvest the proceeds from the special dividend to purchase your common stock. We also note that these persons will enter into agreements requiring them to purchase your common stock with their dividend proceeds. Supplementally explain the reasoning for the reinvestment. In addition, please file the reinvestment agreements as an exhibit to this registration statement.

The reinvestment mechanism was put in place to accommodate management’s desire to retain a significant ownership stake in the Company after the consummation of the initial public offering and to address the underwriters’ desire that management remain significantly invested in the business. The amount of the reinvestment was determined through an analysis of the potential tax liabilities that may be incurred by management as a result of the Offering-Related Transactions, as well as management’s desire to achieve limited monetization of its investment through the initial public offering.

The holders of Class B common stock will be entitled to receive a special dividend, which is estimated to be $68.5 million for purposes of the Amendment. Assuming this dividend amount, management stockholders would receive cash dividends totaling approximately $13.5 million. As a result of option exercises, gains on preferred stock redemptions and taxes on dividends, management expects to incur significant tax liabilities, which will be partially funded by approximately $8.0 million of proceeds from the preferred redemption and approximately $13.5 million of proceeds from the special dividend. In addition, management expects to retire approximately $300,000 in outstanding management loans purchased by CHP IV from the Company in February 2005 with

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April 13, 2005

the special dividend proceeds. (This purchase was made so that the Company would not have any loans outstanding to its management upon the filing of the Registration Statement). After satisfying these obligations, management expects to retain $2.0 million in cash and to reinvest approximately $5.7 million in the Company’s Class A common stock. These figures will be adjusted based upon the initial public offering price per share at the time of the initial public offering.

The form of reinvestment agreement will be filed as an exhibit to an amendment to the Registration Statement once the provisions of such document are agreed upon by the relevant parties.

Dividend policy, page 11

28.	Add a reference to the risk that you may not have the necessary funds to pay dividends on your common stock.

The disclosure in the Registration Statement (and in the Amendment) already contains cross-references to the following two risk factors under “Risk Factors”: “Risk Factors-Risks Related to this Offering-We may elect not to pay dividends on our common stock” and “Risk Factors-Risks Related to this Offering-We may not have the necessary funds to pay dividends on our common stock.” See pages 37-38.

Risk Factors, page 18

29.	Please remove the qualifying language from the introductory paragraph as well as on page 37. Also, clarify in the introductory paragraph that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.

The qualifying language has been removed and the requested clarification has been made. See page 21.

30.	Please add a risk factor about the risk that a significant amount of the proceeds will not be available to help Horizon Lines grow.

The requested risk factor has been added. See page 39.

Our cash flows and capital resources may be insufficient, page 18

31.	Please revise to disclose your debt to equity ratio in order to clarify the degree to which you are leveraged.

“Risk Factors” has been revised to include disclosure of the Company’s consolidated debt-to-equity ratio as of December 26, 2004, before and after giving effect to the transactions described under the caption “The Offering-Related Transactions” in “Prospectus Summary.” See page 21.

Securities and Exchange Commission

April 13, 2005

Financial and other covenants under our current and future indebtedness…, page 19

32.	Please disclose the mandatory prepayment requirements under your senior credit facility in order for investors to understand the magnitude of this risk.

Revisions have been made in response to this comment. See page 23.

33.	Please provide a separate risk factor highlighting the risk of bankruptcy and insolvency you describe in the last paragraph.

The Company has deleted the reference made to bankruptcy or insolvency, in light of its further review of the applicable documents and reconsideration of the relevant risks.

34.	Please explain here or in a separate risk factor how restrictions on prepayment of principal could cause you to become bankrupt or insolvent.

The Company has deleted the discussion of the restrictions on prepayment of principal, in light of its further review of the applicable documents and reconsideration of the relevant risks.

As a result of such review, the Company has added a risk factor captioned “Risk Factors-The senior credit facility and the indentures that govern the 9% senior notes and the 11% senior discount notes contain cross-default provisions that may result in the acceleration of all of our indebtedness”, beginning on page 23.

A decrease in shipping volume in our markets will adversely affect our business, page 21

35.	If applicable, please expand disclosure to describe any examples of previous cyclical or other recessions in the U.S. or in the markets such as Guam and the Jones Act markets that may have materially affected your operating results.

During the previous five years, one U.S. economic recession (using the technical definition of three down-quarters) took place during the third and fourth quarters of 2001 and the first and second quarters of 2002. This recession, however, did not materially effect the operating revenues of the Company and its subsidiaries (or their respective predecessors). In fact, in 2001 and 2002, the Company and its subsidiaries (or their respective predecessors) enjoyed increased revenue and growth rates that were well in advance of the U.S. GDP during these two years. As a result, the Company respectfully submits that additional disclosure in the Amendment of examples of previous cyclical or other recessions is unnecessary.

Our industry is unionized and strikes by our union employees or others in the industry…, page 22

36.

We note that one of your collective bargaining agreements with the International Brotherhood of Teamsters is scheduled to expire in 2005. Please disclose the exact date on which it is scheduled to expire and whether negotiations have commenced.

Securities and Exchange Commission

April 13, 2005

Consider either providing an example to demonstrate how disagreements with unionized employees may materially impact your operations or providing a cross-reference to disclosure on the 10-day labor interruption in your MD&A section.

The expiration date of the collective bargaining agreement, and the status of any related negotiations, have been disclosed. See page 25.

The 10-day labor interruption has been disclosed as an example of how disagreements with unionized employees may materially impact the operations of the Company and its subsidiaries. See page 25.

We are subject to new statutory and regulatory directives, page 23

37.	Please tailor the subheading to clearly identify the material impact the new statutory and regulatory directives will have on the company.

Revisions have been made in response to this comment. See page 27.

The Company are subject to, and may in the future be subject to, disputes, or legal or other proceedings…, page 28

38.	Please consider providing a cross-reference to your business description section on page 89 where you provide more disclosure on the two pending actions before the Surface Transportation Board. In the Business description section, you should further define the role of the Surface Transportation Board in the legal proceeding you describe. For example, explain whether the Board’s decisions are carried out in an administrative proceeding.

A cross reference to “Business-Legal Proceedings” has been added. See page 32.

The role of the Surface Transportation Board in the referenced legal proceeding has been further described in “Business-Legal Proceedings.” See page 100.

If a substantial number of shares become available for sale and are sold in a short period…, page 32

39.	Please highlight the material conditions of the stockholders agreement and voting trust agreement that will impact the number of shares eligible for sale after the lock-up agreements expire or provide a cross-reference to the appropriate section in the prospectus for more information.

Cross references have been added to “Certain Relationships and Related Party Transactions” and “Shares Eligible For Future Sale.” See page 35.

Securities and Exchange Commission

April 13, 2005

Trademarks and Service Marks, page 38

40.	It is unclear why you include trademarks, service marks and trade names of other companies in a prospectus for the initial public offering of your common stock. Supplementally explain how this information is material to investors in your common stock. Alternatively, delete trademarks, service marks and trade names of other companies used in this prospectus.

All trademarks, service marks or trade names of third parties have been deleted in the Amendment.

Industry and Market Data, page 38

41.	We note the basis for some industry and market data is “independent industry publications” as well as other publicly available financial information and reports. Supplementally tell us what you mean by independent industry publications and disclose that when used in the prospectus, if appropriate.

By “independent industry publication,” the Company means an industry publication unaffiliated with any industry participant.

The Company has made revisions to clarify what publication the Company regards as an independent industry publication that has provided industry and market data used in the prospectus. See page 41.

Use of Proceeds, page 39

42.	We note that your 11% senior discount notes and 9% senior notes were sold in July and December 2004. To the extent you incurred any of the listed obligations within the past year, please describe the use of proceeds of such indebtedness other than short term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Revisions have been made in response to this comment. See page 42.

43.	Please quantify the approximate amount you expect to pay on the 11% senior discount note and 9% senior notes related redemption premiums. Also, please disclose the amount of prepayment penalty, if any.

The approximate amounts of the redemption premiums expected to be paid are disclosed under the caption “Use of Proceeds.” See pages 10 and 42.

Please note that, apart from the applicable redemption premium provisions, no prepayment penalty is required in connection with the voluntary redemption of the 9% senior notes or the 11% senior discount notes with the proceeds of the initial public offering as contemplated in the Amendment.

Securities and Exchange Commission

April 13, 2005

44.	Please disclose the total amount of debt you have outstanding under each of the notes you describe. Please also include the dates of maturity.

Revisions have been made in response to this comment. See pages 42-43.

45.	Disclose whether you have any current specific plans for the $6.4 million that you will receive from management and their family members upon their reinvestment of the proceeds in your common stock.

The $5.7 million amount effectively becomes part of the proceeds available to fund the redemption of Series A preferred stock and the payment of the special dividend referred to in the prospectus and has already been included in the figures presented in the prospectus. Revisions have been made in response to this comment to further clarify this matter. See page 42.

Selected Consolidated and Combined Financial Data, page 51

46.	Note 2 states that miscellaneous expense (income) includes bad debt expense, accounts payable discounts and accounting reserve adjustments. Please supplementally tell us the amount and nature of the accounting reserve adjustments in each period presented.

The amount ($m’s) of accounting reserve adjustments included in Miscellaneous expense (income), net by period are as follows:

Year Ended December 2000	$(0.2)
Year Ended December 2001	$(5.8)
Year Ended December 2002	$(1.9)
December 26 – February 26, 2003	$0
February 27 – December 21, 2003	$0
December 22 – July 6, 2004	$0
July 7 – December 26, 2004	$0

The nature of these various accounting reserve adjustments resulting from changes in estimates are detailed below:

2000

$(0.2) – Reserve adjustments to various accrued liability accounts which were being trued up to reflect actual results.

Securities and Exchange Commission

April 13, 2005

2001

$(2.8) – Reserve adjustments to workers compensation, corporate welfare, and payroll tax accruals.

$(0.9) – Reserve adjustment to assessment liability.

$(0.7) – Reserve adjustments to rolling stock liabilities.

$(1.0) – Reserve adjustment to cargo claims liability due to improved claims history.

$(0.4) – Change in estimates of various non-significant reserve balances.

2002

$(0.9) – Accrual adjustments to vessel payroll tax liabilities.

$(0.2) – Accrual adjustment to property tax liabilities.

$(0.2) – Accrual adjustment to Puerto Rico port authority lease liability.

$(0.6) – Accrual adjustment to pension reserve liability.

47.	Note 6 states that management expects to use EBITDA to measure operating performance and that Adjusted EBITDA, which excludes additional items permitted in calculating covenant compliance, provides additional information to investors about certain material non-cash items and certain unusual items. Measures such as EBITDA and Adjusted EBITDA constitute non-GAAP financial measures. Accordingly, the presentations in your filing are subject to the disclosure requirements set forth in Item 10 of Regulation S-K. It appears from your presentation that Adjusted EBITDA is included as a second performance measure. In this regard, Item 10(e) of Regulation S-K prohibits adjustments to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Further, for proposed adjustments involving recurring items, you must meet the burden of demonstrating the usefulness of any measure that excludes such an item. In addition, it appears that certain of the adjusting items are of a pro forma nature. Accordingly, on the basis of the information presented, it appears to us that your presentation of Adjusted EBITDA is not in accordance with Item 10 of Regulation S-K. Please delete this measure from your filing, including the Prospectus Summary on page 1 and the Business section on page 70.

As explained in the revised version of Note 6 (see page 18), the Company believes that GAAP-based financial information for highly leveraged businesses, such as the Company’s, should be supplemented by Adjusted EBITDA so that investors better understand the Company’s financial information in connection with their analysis of the Company’s business.

Securities and Exchange Commission

April 13, 2005

The following demonstrates and forms the basis for such belief of the Company:

•	the Company’s board of directors and management team use Adjusted EBITDA to evaluate the operating performance of the Company and its subsidiaries, rather than relying solely on net income as determined under GAAP;

•	the senior credit facility contains covenants that require the maintenance of certain interest expense coverage and leverage ratios and restricted upstream cash payments if certain ratios are not met, subject to certain exclusions, and Adjusted EBITDA is utilized by the Company’s management team to ensure compliance with such covenants;

•	the Company’s day-to-day operating decisions are made based on Adjusted EBITDA performance, not net income as determined under GAAP; and

•	Adjusted EBITDA is used by the Company’s management to facilitate internal comparisons to competitors’ results and the marine container shipping and logistics industry in general.

The Company acknowledges that some of the cash charges for which adjustment is made in the calculation of Adjusted EBITDA have recurred in the last two years and, in the case of lease expense buyout, may recur on or about the two-year anniversary of the closing date of the initial public offering. However, the Company understands that the Staff has allowed the presentation of adjusted EBITDA in a prospectus when the adjusted EBITDA presented is consistent with the definition used in calculating covenant compliance under a significant credit facility and would enable investors to better understand the financial position and covenant compliance of a highly leveraged business. The Company has confirmed with the administrative agent of the senior credit facility described in the prospectus (under which there is outstanding a term loan with a remaining principal balance of $248.1 million (as of March 27, 2005) and a $25.0 million revolving credit facility subject to increase to a $50.0 million revolving facility in connection with the initial public offering) that the definition of Adjusted EBITDA presented in the Amendment is consistent with the definition used in calculating covenant compliance in the credit agreement for the senior credit facility.

The Company acknowledges that there are limitations when using a non-GAAP measure such as Adjusted EBITDA that investors should be made aware of and it believes that it has made investors aware of such limitations in the revised version of Note 6. In addition, some investors may prefer to evaluate the Company’s operating performance under GAAP, which also is presented in the Amendment.

Securities and Exchange Commission

April 13, 2005

48.	Please tell us, and revise to explain, why EBITDA is more useful to investors than net income or operating income. In the alternative, please revise to remove your discussion of EBITDA as a performance measure. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

As discussed above, the Company’s management uses Adjusted EBITDA to evaluate operating performance and to ensure compliance with the covenants in the credit agreement for the senior credit facility. The sole purpose of the Company’s presentation of EBITDA in the prospectus is to enable investors to better understand the calculation of Adjusted EBITDA in connection with their analysis of the Company’s business, given that EBITDA is the principal component of Adjusted EBITDA.

Management’s Discussion and Analysis, page 57

Critical Accounting Policies, page 58

49.	Please expand and enhance disclosures in Critical Accounting Policies to address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing, etc.) and to analyze factors such as how you arrived at the estimates, how accurate the estimates or assumptions have been in the past, how much the estimates or assumptions have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. For example, please expand your disclosure related to goodwill, purchase costs, and identifiable intangible assets to discuss how values were measured for identifiable intangibles, such as customer contracts and trademarks, and how their estimated useful lives were determined. Refer to FR-72 for guidance.

Revisions have been made in response to this comment. See page 65.

Results of Operations, page 61

50.	Based on your disclosure on page 21 with respect to your commercial agreements with Maersk, it appears the uncertainty surrounding the expiration of these agreements at the end of 2007 should be discussed in MD&A. See Item 303 (a)(3)(ii) of Regulation S-K.

The Company believes that the risk factor regarding these commercial agreements with Maersk, on page     , discloses to investors, in reasonable detail, the uncertainty surrounding the expiration of these agreements at the end of 2007, and that additional disclosure thereof in the MD&A would be repetitive and, therefore, inappropriate.

51.	Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state that the increase in 2004 operating expense reflects the increase in container volume as well as an increase in fuel prices.

Securities and Exchange Commission

April 13, 2005

Revisions have been made in response to this comment. See pages 68-74.

52.	Pursuant to FR-72, please revise the disclosures in MD&A with respect to the following:

•	The overall presentation of MD&A, including prominence of important information, providing an executive-level overview, use of tables to present dollar and percentage changes in material accounts, etc.; and

•	The focus and content of MD&A, including focus on material information, identification and disclosure of known trends and uncertainties, discussion and analysis of both past and prospective financial matters.

Revisions have been made in response to this comment. See pages 63-80.

53.	Please further explain your policies with regard to your shipping rates. If feasible, describe the extent to which you derive revenues from a fixed tariff system versus confidential negotiations with customers. We note, for example, that your current and future rate structure for your Guam shipping may be affected by a Surface Transportation Board decision. You should describe any uncertainties related to an adverse or favorable decision by the STB. For example, if possible, describe the extent to which you believe an adverse or favorable decision will impact your rate structure and how that could potentially impact your revenues. See Item 303 (a)(3)(ii) of Regulation S-K.

Revisions have been made in response to this comment. See page 66.

Liquidity and Capital Resources, page 65

54.	You state that the increase in cash flows from operating activities from 2003 to 2004 is primarily the result of improved profitability before depreciation and amortization. However, it appears that the increase of accounts payable and accrued liabilities and the offsetting decrease of accounts receivable between the periods were equally as significant in affecting changes in cash flows. Please revise to expand disclosure of all significant factors affecting cash flows and explain the underlying reasons why these accounts changed.

Revisions have been made in response to this comment. See pages 74-77.

55.	You state that the increase in cash flows from operating activities from 2002 to 2003 is the result of improved profitability. However, it appears that your profitability actually decreased over these periods. Please revise as appropriate.

Securities and Exchange Commission

April 13, 2005

The increase in cash that the Company and its subsidiaries (or their respective predecessors) generated from operating activities in 2002 was a result of improved profitability before depreciation and amortization were taken into account. The related disclosure in the Amendment has been revised accordingly. See pages 74-77.

Capital Requirements, page 66

56.	In the first paragraph, it is unclear why you make reference to the purchase of vessels off of operating leases in your disclosure of cash expected to be used for investing activities in the next 12 months. According to your disclosure on page 80, you do not have any chartered vessels coming off of operating leases until July of 2007. Supplementally tell us the composition of the $35.0 million you expect to spend in the next 12 months, and clarify your disclosures as appropriate.

The disclosure referred to above regarding the purchase of vessels off of operating leases has been deleted in the Amendment. The composition of the $35.0 million that the Company expects to spend in the next twelve months is provided as Exhibit A to this letter.

57.	Please revise to expand your disclosures of long-term capital requirements, particularly with respect to the purchase of vessels upon lease expiration. In this regard, state that you have the option to purchase these vessels at their fair market value. Also, with respect to the two vessels with charter termination dates in July of 2007, provide an estimate (or range of estimates) of the expected purchase price of these vessels, and state the expected source of funding in the event you elect to exercise your option to purchase these vessels.

Revisions have been made in response to this comment. See pages 77-78.

Contractual Obligations, page 67

58.	As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Revisions have been made in response to this comment. See page 78.

Securities and Exchange Commission

April 13, 2005

Business, page 70

General

59.	Please limit the use of repetitive information in your Business section. For example, we note the second paragraph and the last paragraph on page 73 are repeated elsewhere in this section. Please revise accordingly.

Revisions have been made in response to this comment. See pages 81-100.

Sales and Marketing, page 77

60.	Please delete your reference to Horizon Lines as having “the largest sales force” or restate the statement as your belief.

This statement has been restated as the belief of the Company. See pages 87-88.

Customers, page 77

61.	Please clarify in your third paragraph whether your customer contracts are non-exclusive.

Revisions have been made in response to this comment. See page 88.

Operational Excellence – Information Technology Capabilities, page 79

62.	Please substantiate the phrase “best-in-class technology”. In addition, please disclose the “global standards” that your technology supports.

Revisions have been made in response to this comment. See page 90.

Legal Proceedings, page 88

63.	Please revise to quantify the potential damages that could be awarded to the Government of Guam in the event the STB adopts the plaintiff’s methodology in determining “rate reasonableness” under the ICCTA. See Item 103 of Regulation S-K.

It is not possible at this time to meaningfully quantify the potential damages that could be award to the Government of Guam with respect to this matter. The issue before the STB is whether the rates charged by the Company to its customers represented by its tariffs between 1996 and 1998 were “reasonable” pursuant to the ICCTA. Currently, there is no standard for determining whether rates charged by maritime carriers are “reasonable” pursuant to the ICCTA.

The matter before the STB will be ruled upon in three phases. During phase one, which has been completed, the STB reviewed the allegations contained in the complaints filed by the plaintiffs and dismissed certain complaints while allowing certain other complaints to proceed to phase two.

Securities and Exchange Commission

April 13, 2005

During phase two, the current phase, the parties were invited to submit proposed standards to determine whether the rates charged during the applicable time period were reasonable. The STB is expected to issue a ruling setting forth a standard for determining whether the rates charged during the applicable period were reasonable during 2005.

During phase three, the STB will apply the rates in effect during the relevant time period to the standard it adopts in phase two. If the STB determines that the rates charged by the Company during the applicable time period were unreasonable, it will issue an additional ruling to determine the persons entitled to damages and in what amounts.

The Company cannot meaningfully quantify the damages that may be awarded to the Government of Guam because it does not know (i) the standard the STB will adopt to determine whether the rates charged during the applicable period were reasonable; (ii) whether the rates charged by the Company during the applicable time period would be deemed to be unreasonable under the standard eventually adopted by the STB; (iii) whether the Government of Guam would be entitled to damages in the event the rates charged by the Company are deemed to be unreasonable or (iv) the amount of damages that the Government of Guam would be entitled to collect in the event the rates charged by the Company during the applicable time period are deemed to be unreasonable.

Summary Compensation Table, page 93

64.	Your current discussion relating to the effect of the options received by Mr. Raymond and Mr. Urbania located in the footnotes to the compensation tables and elsewhere in this section is confusing. Your discussion of the options received by “certain members” of your management team and their family members on page 101 is also confusing. For example, it is not clear how the election to receive compensation from the July 7, 2004 merger transaction affected Mr. Raymond and Mr. Urbania. Also, the reference to “portion” does not clearly reflect the amount of securities and cash consideration received by the relevant parties. Please revise accordingly. We may have further comment upon review.

Revisions have been made in response to this comment. See pages 106-108.

65.	Supplementally explain why you have not completed the information required under the respective compensation tables.

At the time of the filing of the Registration Statement, the information required to be disclosed in such tables was not readily available or, given time limitations, had not been verified. The information required to be presented in the tables is set forth in the Amendment. See pages 106-108.

Securities and Exchange Commission

April 13, 2005

Restricted Stock Issuance and Sale, page 101

66.	Supplementally explain why you first disclosed your intention to issue restricted stock to 14 members of your management team in the offering circular for your 9% senior discount notes. Also, provide your analysis on why such disclosure would not affect your reliance from registration under Section 4(2) of the Securities Act.

Horizon Lines Holding Corp. and Horizon Lines, LLC disclosed the intention of their parent, the Company, to issue and sell shares of its restricted stock, in an amount up to ten (10%) percent of the common equity capitalization of the Company, to certain members of its management team in the offering circular for the 9% senior notes (the “Offering Circular”) because they believed that such information, when disclosed, demonstrated a significant interest of the management of the Company in the long-term growth and prospects of the Company and its subsidiaries and, therefore, was relevant information for a prospective investor making an investment decision as to whether to invest in the 9% senior notes then being offered.

The Company believes that such disclosure does not affect its reliance of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) because such disclosure did not constitute a public solicitation or a public offering. The Offering Circular was distributed to a discrete set of prospective institutional investors in the 9% senior notes. Such disclosure was for informational purposes only and clearly indicated that the proposed offering was intended for 14 members of its management team. The Company believes that investors that received the Offering Circular in connection with a potential investment in debt securities of certain subsidiaries of the Company are not likely to, and did not, construe such disclosure to be an offer to purchase equity securities of the Company. Accordingly, the Company believes that it was permitted to continue to rely on the exemption from registration provided by Section 4(2) of the Securities Act with respect to its offering of restricted stock to those 14 members of its management in January 2005.

Historical Transactions Summary, page 105

67.	Consider providing a chronological table to show how the series of transactions resulted in the creation of Horizon Lines, Inc. Inserting boldface subheadings for each paragraph and bullet points for each transaction may also help investors follow your presentation. To the extent feasible, you should describe the business purpose for structuring the transaction in this way. In addition, please limit your reliance on defined terms in this section.

A tabular bullet summary of the post-acquisition transactions, organized by their month of occurrence, has been included under the heading “Post-Acquisition Transactions.” See pages 121-122.

Securities and Exchange Commission

April 13, 2005

In addition, two further tables (which will be completed upon the filing of the next amendment to the Registration Statement) have been added in “Historical Transactions.” The first table will present the capitalization of the Company (reflecting the percentage beneficial ownership of the Company by The Castle Harlan Group and by the members of the Company’s management (or their family members)) immediately after giving effect to the Acquisition-Related Transactions and each of the post-acquisition transactions. The second table will show the consolidated debt-to-equity ratio of the Company after giving effect to the Acquisition Related Transactions and each of the post-acquisition transactions. See page 123.

The headings of the tables referred to above are boldfaced.

Revisions have been made to reduce reliance on defined terms.

Certain Relationships and Related Party Transactions, page 108

68.	If material, please quantify the ongoing annual fee equal to 3% of the equity investments made by CHP IV and its affiliates at the closing of the acquisition.

The Company has not quantified the amount of such ongoing annual fee because, upon the consummation of the initial public offering, neither the Company nor any of its subsidiaries shall have any obligation to pay any annual fee to Castle Harlan.

A placeholder for the aggregate amount of the fees that will have been paid to Castle Harlan by the Company and its subsidiaries as of the consummation of the initial public offering is set forth on page 124 of the prospectus.

69.	Please explain how the parties determined to pay an annual fee equal to 3% of each equity contribution. For example, describe your methodology for compensating CHP IV this amount as consideration for business and organizational strategy, financial and investment management.

The annual fee was based on the annual fees charged by Castle Harlan to portfolio companies of its affiliated funds for its management services. These other annual fees were not based upon negotiations.

As noted above, upon the consummation of the initial public offering, neither the Company nor any of its subsidiaries will have any obligation to pay any further annual fees to Castle Harlan.

Relationships Existing Prior to Acquisition, page 112

70.	In an appropriate section, please disclose the material terms of the sublease agreements with affiliates of CSX Corporation. We note that you intend to request confidential treatment for portion of certain agreements.

Securities and Exchange Commission

April 13, 2005

The requested disclosure has been added to “Business-Our Vessel Charters” and “Certain Relationships and Related Party Transactions-Relationships Existing Prior to the Acquisition.” See pages 128-129.

Underwriting, page 133

71.	Please supplementally confirm, if true, that the procedures you intend for electronic format of the offering have been approved by the staff.

The Company has been informed by Goldman, Sachs & Co., a representative of the underwriters of the initial public offering, that such firm or its affiliates may engage in the electronic offer, sale or distribution of the shares of Class A common stock and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of shares of Class A common stock of Horizon Lines, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language has been included in the underwriting section of the prospectus contained in Part I of the Amendment:

“A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on the websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”

Goldman, Sachs & Co. has informed the Company that (i) it expects to post the road show presentation on YahooNet Road Show, a password protected website, and (ii) YahooNet Road Show has informed Goldman, Sachs & Co. that it is posting such road show presentation in accordance with applicable no-action letters.

Securities and Exchange Commission

April 13, 2005

The Company has been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the SEC has reviewed UBS Securities LLC’s electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Schillinger.

The Company has been informed by JPMorgan Securities Inc., an underwriter of the initial public offering, that neither it nor any of its affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform. As a convenience, JPMorgan may transmit an electronic version of the prospectus by e-mail to clients upon their individual requests. Please note, however, that JPMorgan will not rely upon any such requested electronic deliveries to satisfy its prospectus delivery requirements.

The Company has been informed by Deutsche Bank Securities Inc., an underwriter of the initial public offering, that it will not conduct an electronic offering.

The Company has been informed by Bear Stearns & Co. Inc., an underwriter of the initial public offering, that Bear Stearns does not provide a prospectus in electronic format on its website. Bear Stearns does make available to certain (primarily institutional) customers, as a convenience, a preliminary prospectus in pdf format via e-mail. Bear Stearns does not provide final prospectuses in pdf format to investors to satisfy its prospectus delivery obligations. Also Bear Stearns does not have any arrangements with a third party to host or access the preliminary prospectus on the Internet.

72.	Please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program.

UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, a representative of the underwriters of the initial public offering, will administer the directed share program. The directed share program materials that the Company intends to deliver to potential purchasers will include:

•	a cover letter from the Company to potential purchasers;

•	a Directed Share Program Procedures Guide with contact information;

•	a set of frequently asked questions and answers regarding the directed share program;

•	an Indication of Interest Form to be completed by potential purchasers;

Securities and Exchange Commission

April 13, 2005

•	an NASD Certification Form;

•	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed share program); and

•	a copy of the preliminary prospectus.

A form of each of documents listed above, other than the preliminary prospectus, is provided as Exhibit B to this letter.

Report of Independent Registered Public Accounting Firm, page F-2

73.	Your audit report and financial statements refer to H-Lines Holding Corp. as being the entity formed to acquire Horizon Lines Holding Corp., whereas other sections of your registration statement refer to Horizon Lines, Inc. as the acquiring entity and issuer. Please revise as appropriate.

The Company’s former name is H-Lines Holding Corp. The following is a chronology of relevant events:

Date	Event
May 12, 2004	H-Lines Holding Corp. was formed by CHP IV to serve as the acquisition vehicle for the purchase of all of the outstanding stock of Horizon Lines Holding Corp.

July 7, 2004	The Acquisition-Related Transactions were consummated, whereupon H-Lines Holding Corp. became the direct sole stockholder of Horizon Lines Holding Corp.

December 26, 2004	The fiscal period of H-Lines Holding Corp. ended.

February 15, 2005	Ernst & Young LLP issued an audit report with respect to the financial statements of H-Lines Holding Corp. as of December 26, 2004 and for certain prior periods of H-Lines Holding Corp. and its predecessor companies.

February 25, 2005	H-Lines Holding Corp. filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware, thereby changing its legal name to Horizon Lines, Inc.

Securities and Exchange Commission

April 13, 2005

The audit report and financial statements have been revised to refer to the Company as “Horizon Lines, Inc. (formerly known as H-Lines Holding Corp.).

Consolidated and Combined Statements of Operations, page F-4

74.	In the Management’s Discussion and Analysis section, you state that the revenue gains in 2003 and 2004 were partly attributable to increases in fuel surcharges over preceding periods. Please supplementally quantify for us the amount of fuel surcharges in each of the last three years. To the extent the amounts have varied materially or are material to your reported results, please revise to separately present these revenues in your consolidated and combined statements of operations.

The Company and its subsidiaries have a 52- or 53-week fiscal year that ends on the Sunday before the last Friday in December. The fiscal years (or combined 12-month periods) of the Company’s predecessors ended December 22, 2002 and December 21, 2003 consisted of 52 weeks. The combined 12-month period of the Company (and its predecessors) ended December 26, 2004 consisted of 53 weeks.

For the 52 weeks ended December 22, 2002 and December 21, 2003 and the 53 weeks ended December 26, 2004, the fuel surcharges were as follows:

	52 Weeks Ended Dec. 22, 2002	52 Weeks Ended Dec. 21, 2003	53 Weeks Ended Dec. 26, 2004
Total Revenue	$804,424	$885,978	$980,328

Fuel Surcharge	$24,985	$40,877	$55,226

% of Revenue	3.1%	4.6%	5.6%

The Company believes that fuel surcharges need not be presented as a separate component of revenue in its consolidated and combined statements of operations because

•	the amount of the fuel surcharges, as a percentage of revenue, is not material to revenue, although occasionally a change in the amount of the fuel surcharges from period to period may be significant enough to merit the reporting of the extent of such change, on a percentage basis, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the applicable form; and

Securities and Exchange Commission

April 13, 2005

•	occasionally, after sustained periods of higher fuel costs for the Company, the Company will incorporate all or a portion of the amount of anticipated fuel surcharges into the base rates charged to customers through either an increase in tariff rates or the entry into new confidential contracts (or adjustments thereunder). Since the Company incorporates fuel surcharges into base rates from time to time, the Company’s comparison of fuel surcharges in corresponding periods would not be useful.

Revisions have been made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on pages 63-74, to include further disclosure, on a qualitative basis of the impact of changes in fuel costs from year-to-year on operating expenses.

Consolidated and Combined Statements of Cash Flows, page F-5

75.	We note the amounts of deferred income taxes shown in your consolidated and combined statements of cash flows do not agree to amounts shown in the first table of Note 14 for all periods presented. Supplementally tell us why these amounts differ and make any necessary revisions.

The requested revisions have been made to reconcile these amounts. See pages F-5-F-6 and F-24-25.

76.	We believe expenditures for drydocking are not an investment and should be presented in the operating activities section. We note that overhaul costs are normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the asset. These overhaul costs are similar to repair and maintenance expenditures and the treatment of these costs in the statement of cash flows should not be impacted by the various accounting methods employed to account for these expenditures. In this regard, some companies estimate and accrue (i.e. accrual method) these expenditures over the period between drydockings while others may expense such expenditures as incurred (i.e. direct expense method). As such, the classification of these expenditures will be appropriately reflected within operating activities in the statement of cash flows. Although you defer the drydocking expenditures when incurred and amortize them over the benefited period (until next planned drydocking), the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures. Accordingly, please revise your consolidated and combined statements of cash flows to reflect vessel drydocking payments as an operating activity.

Revisions have been made in response to this comment. See pages F-5-F-6.

Note 1 – Basis of Presentation and Operations, page F-7

77.	With respect to the purchase price allocation set forth in the table on the top of page F-8, it is unclear to us why a greater portion of the purchase price has not been allocated to customer contracts. In this regard, we note the disclosure on page 77

Securities and Exchange Commission

April 13, 2005

that most of your revenue is generated through customer contracts and that your customer relationships extend far beyond the length of any given contract. Supplementally provide us with a summary of the assumptions underlying your allocation to customer contracts. In your response, tell us whether you considered contract extensions in determining the value of your customer contracts.

In connection with the purchase price allocation, an appraisal of certain identifiable intangible assets and tangible assets was performed by Valuation Research Corporation (“VRC”). VRC prepared a written appraisal of these assets which is attached as Exhibit C to this letter. A summary of the assumptions underlying the Company’s allocation to customer contracts is included in the attached appraisal. The Company has confirmed to us that it did in fact consider contract extensions in determining the value of its customer contracts. Revisions have been made in response to this comment.

Note 2 – Significant Accounting Policies, page F-10

Revenue Recognition

78.	It appears you recognize revenues and corresponding costs at the time cargo departs the port of origin based on method 2 in EITF 91-9. Although this EITF consensus only specifies that method 1 is not acceptable, and the SEC Observer solely stated that a change in method 1 to method 2 would not be appropriate, method 2 is not a preferable method. We believe registrants that use method 2 must demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, disclosure in the financial statements should be expanded to provide management’s representation that use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis. In the alternative, if material, you should change to a preferable method.

The Company believes that Method 2 of revenue recognition does not result in a material difference in reported net income on an annual or quarterly basis as compared to recording transportation revenue between accounting periods based upon the relative transit time within each respective period with expenses recognized as incurred. Disclosure to such effect has been added on pages     .

Introduction

The Company’s operating revenue is primarily derived from providing U.S. marine container services to and from the continental U.S. and Alaska, Puerto Rico, Hawaii and Guam. The Company derives additional revenues from non-transportation services, such as terminal services for third-party shippers, agency services, and trucking and warehousing services.

Under the Company’s revenue recognition policy, transportation revenue and related expenses are recognized based on vessel sailings as shipments depart from port of

Securities and Exchange Commission

April 13, 2005

origin. All other revenue, including revenue for services which are not billed on the ocean freight bill, is recognized and billed when the service is rendered. The Company’s method for recognizing transportation revenue is consistent with Method 2 of the 5 different methods discussed in EITF 91-9, “Revenue and Expense Recognition for Freight Services in Process”.

The Task Force reached a consensus in EITF 91-9 that Method 1 was no longer an acceptable method of recognizing revenue and expense for freight carriers. The SEC Observer indicated that a change from Method 1 to Method 2 would not be appropriate. Method 1 was the only method determined to be unacceptable in the EITF. It has been the Company’s position that for transportation businesses already using Method 2, that it is appropriate to continue using Method 2. The Company and its predecessors have consistently used Method 2 since the inception of the business.

The Company believes that the following reasons support its use of Method 2 as part of its revenue recognition policy:

•	the difference between Method 2 and Method 5 (percentage of completion method) has no material impact on our historical financial statements, both on an annual and a quarterly basis;

•	the Company maintains fixed weekly vessel schedules with transit times that are mostly of very short duration (5 days or less) resulting in substantially all of the revenue on each voyage being recognized regardless of whether Method 2 or Method 5 is used; and

•	a majority of all direct expenses related to the cargo being transported on each voyage is incurred prior to or at the time of vessel departure, which, the Company believes, leads to a better matching of expenses and revenues using Method 2.

Materiality Analysis

The Company has evaluated the impact of utilizing Method 2 versus Method 5 to recognize transportation revenue, and confirmed the effect is not materially different.

The analysis attached as Exhibit D demonstrates that the difference in revenue recognition methodologies is immaterial for Revenue and Operating Income for the periods analyzed, which include 2002, 2003 and 2004, and each of the quarters for 2004.

Securities and Exchange Commission

April 13, 2005

The difference as a percentage of Revenue and Operating Income is summarized as follows:

Period	Revenue	Operating Income
2002	(0.13)%	(2.14)%

2003	0.13%	1.59%
2004	0.11%	1.11%

Q1 2004	(.06)%	(3.30)%
Q2 2004	0.26%	0.99%
Q3 2004	0.31%	2.20%
Q4 2004	(.06)%	(2.02)%

Conclusion

The Company’s use of Method 2 to recognize transportation revenue is an accepted methodology under GAAP. In addition, the consistent, historic use of this acceptable approach is not materially different from the preferable Method 5. Accordingly, the Company believes that continuation of the use of Method 2 is appropriate.

Vessel Drydocking

79.	You state that U.S. Coast Guard regulations generally require that vessels be drydocked twice every five years, and that these costs are amortized over a 30-month period. In your property and equipment policy you state that routine maintenance, repairs, and removals are charged to expense. Please revise to clarify that only the costs of regulatory drydockings are capitalized and to explain how you account for all other drydocking costs.

Revisions have been made in response to this comment.

Note 6 – Long Term Debt, page F-16

80.	In order to be consistent with the table on page 67 that sets forth your contractual obligations, please revise the table listing amounts due under long-term debt arrangements in Note 6 to include the full $160 million principal amount due on maturity of the 11% senior discount notes. Please also consider providing disclosure to explain the difference between the amount of long-term debt reported on the balance sheet and the aggregate maturities of long-term debt presented in this table. Refer to paragraph 10b of SFAS 47.

Revisions have been made in response to this comment.

81.	Please revise your descriptions of the various debt instruments to ensure that all material terms are accurately described. For example, you do not describe the annual $2.5 million amortization of the senior secured term loan and you state that the 11% senior discount notes are due in 2008, rather than 2013.

Securities and Exchange Commission

April 13, 2005

Revisions have been made in response to this comment.

Note 8 – Equity, page F-17

82.	Since the preferred shares described in Note 8 have been classified outside the equity section of your balance sheets, please re-title Note 8 accordingly.

Revisions have been made in response to this comment.

83.	With respect to your non-mandatorily redeemable Series-A preferred stock, please revise to disclose the number of shares authorized, issued, and outstanding and the changes in the number of shares for each period, in accordance with Rule 5-02.29 of Regulation S-X. Please revise to disclose all other significant terms of the preferred shares, such as per share redemption value and term, if applicable. In addition, please revise to disclose your basis for the 10 percent discount rate used in valuing these shares as well as the one year period over which you are accreting the discount.

Revisions have been made in response to this comment.

Note 15 – Commitments and Contingencies, page F-25

84.	Please revise your disclosure of the agreements with Maersk to describe why you believe the agreements are commitments or contingencies and to quantify the amounts of expected commitments, as appropriate. Also, you state that your agreements with Maersk were negotiated during the fourth quarter of 2004 for a term of two years. However, on page 81, you state the agreements were renewed in May 2004 and now expire at the end of 2007. Please revise or explain supplementally.

The Company does not believe that the agreements with Maersk are commitments or contingencies. Accordingly, the disclosure captioned “Agreements with Maersk Sealand” in Note 15 has been deleted.

85.	You state that legal actions are pending in which claims are made in substantial amounts. It is not clear whether the likelihood of adverse outcomes of these legal actions is other than remote. Please significantly revise and expand your disclosures to discuss all significant legal contingencies and provide the appropriate disclosures with regard to likely outcomes, probable losses, and reasonably possible losses, or ranges thereof, on a case by case basis as required by SFAS 5.

Revisions have been made in response to this comment.

Securities and Exchange Commission

April 13, 2005

Note 17 – Subsequent Events, page F-26

86.	We note that you recently sold common stock to members of management and certain directors at a price of $8.00 per share. Sales of common stock to employees, directors or others within one year prior to the filing of an initial public offering are presumed to be compensatory if such sales are at a price below the initial offering price. Accordingly, we may have further comment after you disclose the estimated price range of your initial public offering.

During the first quarter of 2005, the Company recorded compensation expense totaling $5.0 million relating to the sale of restricted shares of its common stock to its officers and the sale of shares of its common stock to its directors. In connection with the consummation of the initial public offering, which is anticipated to occur in the second quarter of 2005, the Company plans to record an additional compensation charge of approximately $20.0 million, as all outstanding restricted shares will vest in full at such time. Such amount will also include a charge for shares of the common stock of the Company sold by certain existing stockholders of the Company to two of the Company’s directors in April 2005. No additional compensation charges are intended to be incurred subsequent to the consummation of the initial public offering with respect to stock sales from December 26, 2004 to the date of the consummation of the offering. Disclosure to such effect has been included in “Management’s Discussion and Analysis” section on page     . Please note that the compensation charges are based on an assumed fair market value per share that equals the anticipated initial public offering price per share, subject to a 25% discount.

Schedule II – Valuation and Qualifying Accounts, page F-27

87.	We note that the balance of the accounts receivable reserve was $42.2 million on February 26, 2003 and $14.8 million on February 27, 2003. Please supplementally explain to us the reason for the material change in the reserve as a result of the February 27, 2003 purchase transaction. In this regard, we note that no change in the reserve occurred as a result of the merger on July 7, 2004.

On February 26, 2003, the accounts receivable reserve of Predecessor B (as discussed on page F-    ) included a $27.4 million reserve related to $27.4 million of disputed receivables from a customer on the books of Predecessor B and, on such date, Predecessor B was engaged in arbitration with such customer in an effort to resolve the dispute. During the period in which Horizon Lines Holding Corp. was engaged in the preparation of the opening balance sheet of such entity as of February 27, 2003, such arbitration was resolved and a settlement of $6.0 million was received. Therefore, for purposes of the opening balance sheet of Horizon Lines Holding Corp., the accounts receivable reserve of $27.4 million was removed and the accounts receivable balance of $27.4 million was reduced to $6.0 million.

Securities and Exchange Commission

April 13, 2005

Part II

Recent Sales of Unregistered Securities, page II-3

88.	Please disclose the aggregate consideration per class of securities and the total aggregate consideration for each class in your tables.

Revisions have been made in response to this comment. See pages     .

89.	For each transaction, please provide all information required by Item 701 of Regulation S-K, including a more detailed description of the grounds for your reliance on the exemption(s) from registration. We may have further comment upon review of your analysis.

Revisions have been made in response to this comment. See pages     .

90.	We note on page 101 that you issued options to certain members of your management team or their family members in connection with the July 7, 2004 merger. Please disclose the information required by Item 701 with regard to these options, including the exemption from registration under the Securities Act that you relied upon.

The Company did not grant new options to members of its management team (or their family members) in connection with the Acquisition-Related Transactions; instead, the Company structured the acquisition transaction so that the then existing options would be effectively exercisable (after giving effect to the new put/call agreement) into shares of the Company’s common stock. Certain members of our management team (or their family members) (the “Roll-Over Optionholders”) held options to purchase shares of the common stock of Horizon Lines Holding Corp. prior to the consummation of the Acquisition-Related Transactions. Instead of being exercised, these options (the “Roll-Over Options”) remained outstanding following the consummation of the Acquisition-Related Transactions. The Roll-Over Options were not exchanged for any securities of the Company in connection with the Acquisition-Related Transactions.

Accordingly, the Company believes it is not required to provide the information required by Rule 701 of Regulation S-K.

In connection with the Acquisition-Related Transactions, each of the Roll-Over Optionholders entered into a single put/call agreement with the Company. Such agreement, as amended to date, provides that upon the exercise of a Roll-Over Option by a Roll-Over Optionholder, the shares of common stock of Horizon Lines Holding issued to such Roll-Over Optionholder upon the exercise of such Roll-Over Option shall be exchanged, upon the election of either the Company or such Roll-Over Optionholder, for shares of Class B common stock and Series A preferred stock of the Company.

Securities and Exchange Commission

April 13, 2005

91.	Please reconcile the number of shares Series A preferred stock issued to Stockwell Fund, L.P. on October 15, 2004 with your disclosure on page 106.

The number of shares of Series A preferred stock issued to Stockwell Fund, L.P. on October 15, 2004 was 1,898,730. The Amendment corrects the disclosure of this figure on page 106 of the Registration Statement.

Signatures, page II-8

92.	Please indicate which person is signing the registration statement in the capacity as the controller or chief accounting officer. Refer to Instruction 1 to the Signatures section of Form S-1

Revisions have been made in response to this comment.

* * *

Pursuant to Rule 461 under the Securities Act the Company hereby inform you, on behalf of the Company and the representatives of the underwriters for the proposed offering, that the Company and such representatives may make an oral request that the Registration Statement be declared effective, and the Company has been authorized by the Company and such representatives to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 756-2431 or Eric Piasta of my office at (212) 756-2427 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ André Weiss

André Weiss

cc:	Johanna Vega Losert, Securities and Exchange Commission
M. Mark Urbania, Horizon Lines, Inc.
Robert S. Zuckerman, Horizon Lines, Inc.
Eric Piasta, Schulte Roth & Zabel LLP

EXHIBIT A

Project Harbor
Cap Ex and Dry Dock Expenditure Summary
$ in millions

	Historical				Projected
	2001	2002	2003	2004	2005	2006	2007	2008	2009
Vessel Dry-Docking:
Alaska	$0.1	$2.2	$2.0	$1.7	$2.2	$3.2	$1.5	$1.5	$1.5
Hawaii / Guam	10.6	5.7	10.1	5.6	10.1	10.4	8.1	9.5	9.2
Puerto Rico	3.2	8.0	4.4	5.0	8.7	2.8	9.9	3.2	10.0

Total Dry Dock Expenditures	$13.9	$15.9	$16.5	$12.3	$21.0	$16.4	$19.5	$14.2	$20.7

Capital Expenditures:
Life-Extension:
Alaska	$0.0	$0.0	$0.0	$0.4	$0.5	$1.4	$0.7	$0.0	$0.7
Hawaii / Guam	0.0	0.0	0.0	0.5	1.0	2.5	2.7	2.1	2.1
Puerto Rico	0.0	0.0	0.0	0.4	0.7	0.7	2.6	0.7	2.1

Total Life-Extension	0.0	0.0	0.0	1.3	2.1	4.6	6.0	2.8	4.9

Property Additions:
Alaska	$4.4	$2.6	$2.8	$1.0	$1.9	$2.5	$2.5	$3.5	$2.5
Hawaii / Guam	1.9	4.0	6.3	0.6	3.1	2.5	2.5	2.5	2.5
Puerto Rico	0.3	10.2	2.4	4.7	5.3	3.5	3.5	2.5	2.5

Total Property Additions	6.6	16.8	11.5	6.3	10.4	8.5	8.5	8.5	7.5

IT:
Alaska	$1.0	$0.6	$0.4	$0.4	$0.4	$0.2	$0.2	$0.2	$0.2
Hawaii / Guam	1.6	1.0	0.7	0.7	0.6	0.4	0.4	0.4	0.4
Puerto Rico	1.4	0.9	0.7	0.8	0.6	0.4	0.4	0.4	0.4

Total IT	4.1	2.5	1.8	1.9	1.5	1.0	1.0	1.0	1.0

Container Lease Buyouts:
Alaska	$0.0	$0.0	$0.0	$0.9	$0.0	$0.2	$0.3	$0.0	$0.0
Hawaii / Guam	0.0	0.0	0.0	1.5	0.0	0.3	0.5	0.0	0.0
Puerto Rico	0.0	0.0	0.0	1.5	0.0	0.3	0.5	0.0	0.0

Total Container Lease Buyouts	0.0	0.0	0.0	3.8	0.0	0.9	1.3	0.0	0.0

Vessel Lease Buyouts / Extensions:
Alaska	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Hawaii / Guam	0.0	0.0	0.0	19.6	0.0	0.0	16.0	0.0	0.0
Puerto Rico	0.0	0.0	5.6	0.0	0.0	0.0	0.0	0.0	0.0

Total Vessel Lease Buyouts / Extensions	0.0	0.0	5.6	19.6	0.0	0.0	16.0	0.0	0.0

Total Capital Alloacted by Tradelane
Alaska	$5.4	$3.3	$3.2	$2.7	$2.8	$4.3	$3.7	$3.7	$3.4
Hawaii / Guam	3.5	5.0	7.0	22.8	4.7	5.7	22.1	5.0	5.0
Puerto Rico	1.7	11.1	8.7	7.3	6.6	4.9	7.0	3.6	5.0

Total Cap Ex	$10.6	$19.3	$18.9	$32.9	$14.0	$15.0	$32.8	$12.3	$13.4

Total Cap Ex + Dry Dock	$24.5	$35.2	$35.4	$45.1	$35.1	$31.3	$52.3	$26.5	$34.1

Historical & Projected Capital
$ mil

	Historical				Projected
	2001	2002	2003	2004	2005	2006	2007	2008	2009
Vessel Modifications	1.0	1.8	1.2	1.3	2.1	4.6	6.0	2.8	4.9
Property Additions	1.6	4.0	8.4	6.3	10.4	8.5	8.5	8.5	7.5
IT	4.1	2.5	1.8	1.9	1.5	1.0	1.0	1.0	1.0
Equipment Purchase	3.9	1.0	1.9	—	—	—	—	—	—
Container Lease Buyouts	—	4.5	—	3.8	—	0.9	1.3	—	—
Vessel Buyouts	—	5.5	5.6	19.6	—	—	16.0	—	—

Total	$10.6	$19.3	$18.9	$32.9	$14.0	$15.0	$32.8	$12.3	$13.4

Notes:

Property Additions
Sea-Logix Oakland Tractors	0.9
Sea-Logix Long Beach Tractors		0.9
3rd Crane for Hono Terminal			3.5
H.S.I. Conversion			1.7
SJU Cranes			0.9
SJU Cranes				3.2

Equipment Purchase
Alaska 45 Insuls	3.9
45’ Container Replacement			0.8
Chassis Purchase			1.0

Container Lease Buyouts
Lombard Buyout		4.5
Chrysler Lease Buyout				3.8

Vessel Buyouts
Purchase of Mayaguez		5.5
HL Hawaii Purchase			5.6
HL Expedition Purchase				3.8
HL Navigator Purchase				8.2
HL Trader Purchase				7.7

Historical & Projected Dry-Docks
$ mil

	Historical				Projected
	2001	2002	2003	2004	2005	2006	2007	2008	2009
Anchorage	—	2.1	0.1	0.1	1.0	1.5	—	—	1.5
Kodiak	—	0.1	1.5	0.0	1.2	—	1.5	—	—
Tacoma	—	—	0.4	1.5	—	1.7	—	1.5	—

Alaska Subtotal	$—	$2.2	$2.0	$1.7	$2.2	$3.2	$1.5	$1.5	$1.5

Consumer	2.6	0.0	1.5	1.4	—	2.8	—	3.3	—
Expedition	—	1.1	1.3	0.0	2.9	—	2.5	—	—
Enterprise	1.7	0.1	1.7	0.7	3.0	—	—	3.2	—
Spirit	3.1	0.2	1.9	0.3	—	2.8	—	—	3.0
Navigator	0.0	2.0	1.0	1.7	—	—	3.1	—	3.1
Pacific	2.1	0.0	2.2	0.7	—	2.8	—	—	3.1
Reliance	0.8	0.6	0.1	0.5	—	2.0	—	3.0	—
Trader	0.1	1.7	0.4	0.2	3.2	—	2.5	—	—
Prior Year Activity	—	—	—	—	1.0	—	—	—	—

Hawaii Subtotal	$10.6	$5.8	$10.1	$5.6	$10.1	$10.4	$8.1	$9.5	$9.2

Crusader	0.1	1.6	2.7	0.0	—	2.8	—	—	3.2
Challenger	1.3	0.9	0.0	2.2	—	—	3.2	—	3.3
Discovery	1.7	1.4	1.5	0.0	3.3	—	3.3	—	—
Hawaii	0.1	2.4	—	0.4	4.4	—	—	3.2	—
Producer	—	1.7	0.2	2.3	—	—	3.4	—	3.5
Prior Year Activity					1.0

Puerto Rico Subtotal	$3.2	$8.0	$4.4	$5.0	$8.7	$2.8	$9.9	$3.2	$10.0

Grand Total	$13.9	$15.9	$16.5	$12.3	$21.0	$16.4	$19.5	$14.2	$20.7

Notes:

-	Historical figures based on timing of actual cash payments
-	Projected figures assume cash paid same year as drydock

Adjusted Historicals

		Historical				Projected
	DD Dates	2001	2002	2003	2004	2005	2006	2007	2008	2009
Anchorage	5-02	—	2.4	—	—	1.0	1.5	—	—	1.5
Kodiak	12-02	—	1.7	—	—	1.2	—	1.5	—	—
Tacoma	11-03	—	—	1.8	—	—	1.7	—	1.5	—

Alaska		$—	$4.0	$1.8	$—	$2.2	$3.2	$1.5	$1.5	$1.5

Consumer	2-01 / 7-03	2.6	—	2.9	—	—	2.8	—	3.3	—
Expedition	7-00 / 9-02	—	2.4	—	—	2.9	—	2.5	—	—
Enterprise	11-00 / 5-03	—	—	2.4	—	3.0	—	—	3.2	—
Spirit	7-00 / 1-03 / 5-04	—	—	2.1	0.3	—	2.8	—	—	3.0
Navigator	1-02 / 1-04	—	3.0	—	1.7	—	—	3.1	—	3.1
Pacific	12-00 / 3-03	—	—	2.9	—	—	2.8	—	—	3.1
Reliance	9-01 / 2-04	1.5	—	—	0.5	—	2.0	—	3.0	—
Trader	2-02	—	2.3	—	—	3.2	—	2.5	—	—
Prior Year Activity		7.4	—	—	—	1.0	—	—	—	—

Hawaii		$11.4	$7.7	$10.4	$2.5	$10.1	$10.4	$8.1	$9.5	$9.2

Crusader	9-01 / 1-03	1.7	—	2.7	—	—	2.8	—	—	3.2
Challenger	1-01 / 2-04	2.3	—	—	2.2	—	—	3.2	—	3.3
Discovery	10-00 / 10-02	—	2.9	—	—	3.3	—	3.3	—	—
Hawaii	1-00 / 3-02	—	2.7	—	—	4.4	—	—	3.2	—
Producer	3-02 / 1-04	—	1.9	—	2.3	—	—	3.4	—	3.5
Prior Year Activity		1.8	—	—	—	1.0	—	—	—	—

Puerto Rico		$5.7	$7.6	$2.7	$4.5	$8.7	$2.8	$9.9	$3.2	$10.0

Grand Total		$17.2	$19.3	$15.0	$7.1	$21.0	$16.4	$19.5	$14.2	$20.7

Notes:

-	Historical figures adjusted to align actual cash in year of drydocks
-	Cash payments made in 2001 for drydocks occuring in 2000 are reflected in Prior Year Activity rows

Exhibit B

                                                                                              (On Horizon Lines Letterhead)

Dear Friend of Horizon Lines:

We will be conducting an initial public offering (IPO) of our Common Stock in the near future. We have set aside a certain number of shares, which will be available for purchase at the IPO price by you and certain other persons identified by us through our Directed Share Program. The Horizon Lines IPO will be made through a group of underwriters including UBS Securities LLC. We have made arrangements with UBS Financial Services Inc., an affiliate of UBS Securities LLC, to handle the sale of the shares reserved for you and such other persons. The purchase price to you will be the same as the offering price to the public. However, the final purchase price will not be known until a few days prior to the IPO.

No sales of Common Stock may be made until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has been declared effective by the United States Securities and Exchange Commission (SEC) and the price per share of the Common Stock has been determined. This is expected to occur during the              week of             2005.

The following statement is required to be included in this letter by the rules and regulations of the SEC:

“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.”

THIS LETTER IS ACCOMPANIED BY A PRELIMINARY PROSPECTUS. YOU ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND CONSIDER WHETHER YOU WISH TO PURCHASE SHARES OF COMMON STOCK IN THE OFFERING ON THE TERMS STATED THEREIN. As the cover page of the Preliminary Prospectus indicates, it is currently estimated that the IPO price will be between $            .     and $            .     per share. The actual IPO price, however, could be higher or lower. The actual IPO price will be determined by negotiations as described in the prospectus under the caption “Underwriting” on the day before the offering is commenced.

Purchases of reserved shares in the Directed Share Program may be made only through a brokerage account at UBS Financial Services Inc. Enclosed you will find all of the information required to open a new account. Please be certain to complete and return the packet enclosures in all respects. It is the policy and practice of UBS Financial Services Inc. to afford confidentiality to any information that it receives about a client’s financial affairs. UBS Financial Services Inc. may, however, share with us information relating to a client’s requested allotment of shares in order to determine how best to allocate shares under the Directed Share Program.

You are permitted to purchase shares through the Directed Share Program only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with a member of your immediate family. The shares may not be purchased on margin and there is a $2,500 minimum investment. Given the limited number of shares available, we cannot assure that you will be allocated the number of shares requested.

In the event that the aggregate number of shares of Common Stock included in the indications of interest submitted by all of the participants in the Directed Share Program exceeds the maximum number of shares reserved for the program, shares of Common Stock will be allocated as determined by us. Again, we will not know the price of the shares of Common Stock until a few days before the IPO closes. Certain executive officers, members of our board of directors, and other share or option holders have executed “lock-up” agreements whereby they have agreed in writing not to offer, sell, or otherwise dispose of their shares for a period of at least 180 days after the date of the IPO. If you are allocated more than $100,000 worth of Common Stock under the Directed Share Program, you will likewise be required, as a condition to your purchase of Common Stock, to agree to execute a “lock-up” agreement.

If you would like to participate in the Directed Share Program, the enclosed information package must be completed and returned to UBS Financial Services Inc. no later than             ,                  , 2005 (the cut-off date). Please be advised that the cut-off date for returning forms to UBS Financial Services Inc. will be strictly enforced. Information as to where the completed packages should be sent is included in this package. For your reference, a list of the most frequently asked questions is enclosed.

Once UBS Financial Services Inc. has received your completed documents, you will be contacted by a representative of UBS Financial Services Inc. to confirm your indication of interest. At that time, you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase a smaller number of shares or decide not to purchase any shares at all. If you orally confirm your intention to purchase shares, your account will be opened and you will be given an account number.

After the SEC declares the registration statement effective and the price of the shares has been determined, you will be again contacted by a representative of UBS Financial Services Inc. and informed of the number of shares allocated to you and the purchase price.

You must affirmatively confirm your participation during this conversation. If you do not affirmatively confirm your order at that time, we will disregard your order.

A final prospectus and a written confirmation of the sale will be mailed to you. Upon receipt of the written confirmation of the purchase you will have entered into a binding legal contract to purchase the shares and you must pay for them. Full payment is required by settlement date, which is three (3) business days after the IPO date.

Please note that the purchase of Common Stock involves certain risks, which are described under the caption “Risk factors” and elsewhere in the preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate, before investing in this offering. If you have any questions regarding the contents of this mailing, please call a member of your assigned UBS Financial Services Inc. Investment Professional team. Their names and phone numbers are provided in the enclosed contacts list.

Sincerely,

Charles G. Raymond, Chairman, President, and CEO

DIRECTED SHARE PROGRAM PROCEDURES

We urge you to carefully read the enclosed Preliminary Prospectus prior to submitting an indication of interest. If you decide that you DO NOT want to participate, please sign and return the Indication of Interest form.

If you decide that you DO want to participate, please follow these instructions:

1.	Complete the New Account Application completely.

This form is used to establish your account with UBS Financial Services Inc. for the purpose of participating in the Directed Share Program. If you already have an account with UBS Financial Services Inc, please provide your account number and the name of your broker on the New Account Application.

2.	Complete and sign the Indication of Interest Form

This form will identify the maximum dollar investment you are interested in making. Please note that Company Management determines the final share allocation at the time of pricing. You may receive some, all or none of your desired shares.

3.	Complete and sign the Client Certification Regarding Issuer Directed Initial Public Offering of Securities

This document is required to help determine your status as an eligible purchaser under the securities laws.

4.	For international accounts, complete a W-8 BEN form

All original documentation must be returned to: UBS Financial Services Inc, ATT: [Assistant], [Address], [City]. To ensure that we receive your documents prior to the deadline of                      , 2005, please use the Federal Express envelope provided to return the documents.

Upon receiving final confirmation of your allocation on the night of pricing or the morning after (before the issue opens for trading), you will be instructed to send in your payment either by federal funds wire or by overnighting a personal check. We will not accept third party checks. Payment must be received no later than three (3) days after the first day of trading (i.e., the day after the pricing of the IPO).

No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

UBS Financial Services Inc. Wiring Instructions are:		Overnight checks to:

UBS AG		UBS Financial Services Inc.
ABA #:	026-007993	ATT: [Assistant]
A/C Name:	UBS Financial Services Inc. RMA	[Address]
A/C Number:	101-WA-258641-000	[City]
FFC:	Your account name and number	(3rd party checks NOT accepted)

Your Investment Representative team members are:

Investment Professionals & Titles	Phone Numbers	Assistant(s)	Phone Numbers	Fax Number
[Financial Advisor]	[Phone]	[Assistant]	[Assistant Phone]	[Fax]

Corporate and Executive Services
Daniel Radulovic	212-821-2615	Heather Lamb	212-821-3429	212-821-5536
Andy Cahill	212-821-2639

Frequently Asked Questions Regarding Directed Share Programs

1.	What forms will I need to complete in order to participate?

There are three forms that will need to be completed in order to participate in the Directed Share Program: the Indication of Interest Form, the New Account Application (unless you already have an account with UBS Financial Services Inc. – see question 7 below) and the Client Certification. These forms are included in this package. In addition, some people may need to execute a Lock-Up Agreement. If necessary, the Lock-Up Agreement will be provided to you after we receive your Indication of Interest Form.

Also accompanying these FAQs is a preliminary prospectus. You are urged to read carefully the preliminary prospectus and consider whether you wish to purchase shares of common stock in the offering on the terms stated therein.

2.	Where do I indicate my interest in participating in the offering? Is there a minimum investment?

The New Account Application and the Indication of Interest Form will provide you the opportunity to indicate the amount (in dollars) that you would like to invest in the company’s Common Stock through the Directed Share Program. It is used to allocate the appropriate number of shares into each person’s account. There is no guarantee that you will receive any portion of the dollar amount that you have requested. Please note when completing these forms, there is a $2,500 minimum investment.

3.	Why is it important that I complete the Client Certification Regarding Issuer Directed Initial Public Offering of Securities?

In order to comply with the rules of the NASD, a self-regulatory organization, UBS Financial Services Inc. is required to gather certain information to determine your eligibility to purchase shares in the Directed Share Program. It is important that you read all of the restrictions completely and answer accurately. Please pay particular attention to defined terms, which help you understand the restrictions.

4.	What is a Lock-Up Agreement?

Certain executive officers, members of the board of directors, and share and option holders execute “lock-up” agreements in connection with the IPO. Under these lock-up agreements, these persons agree in writing not to offer, sell, or otherwise dispose of any shares of Horizon Lines Common Stock held by them for a period of at least 180 days after the date of the IPO. Subject to limited exceptions, the lock-up agreement these persons signed applies to all shares held by them during the 180-day lock-up period, whether acquired before or after the time of the IPO, including any shares they have received upon exercise of stock options or as restricted stock awards.

If you are allocated more than $100,000 worth of Common Stock under the Directed Share Program, you must agree, if you are not an individual described above that has already done so, as a condition to purchasing such shares, not to offer, sell, or otherwise dispose of any of the shares you acquire in the Directed Share Program for a period of at least 180 days after the date of the IPO. If so required, you will have to sign a written lock-up agreement at the time of confirmation of sale. The shares of Common Stock will be held in your UBS Financial Services Inc. account and stock certificates will not be issued for the duration of the holding period.

5.	When can I sell my shares purchased in the Directed Share Program?

The shares may be sold or transferred, subject to certain SEC regulations governing the sale of shares by officers, directors, and affiliates of the company and subject to insider trading policies, at any time after their purchase (i.e. after you have paid for them). If you sign a Lock-Up Agreement (see Question 4), the shares may not be sold or transferred for the term of that agreement.

6.	Is it necessary to open a UBS Financial Services Inc. account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through UBS Financial Services Inc. However, the shares may later be transferred (after the expiration of any applicable Lock-Up Period) to your other brokerage account without incurring fees for such transfer. You will need to send instructions for such transactions.

7.	What if I already have a UBS Financial Services Inc. account?

You should provide your account number or the name of your broker on the Indication of Interest form. Your current broker will contact you regarding the purchase of shares.

8.	Can I purchase shares through a UBS Financial Services Inc. IRA, Roth IRA or SEP IRA?

No. IRA, Roth IRA or SEP IRA and other Qualified Plans are not eligible to participate in Directed Share Programs at UBS.

9.	Can I purchase shares through my 401(k) plan?

No.

10.	Will I be charged brokerage fee for setting up a new account?

There are no fees associated with setting up a new cash account.

11.	Will I receive a stock certificate?

Not automatically. However, if you desire an actual certificate, you must send UBS Financial Services Inc. a signed letter requesting the shares be registered in your name and shipped to a specified address.

12.	Will I be assigned to a UBS Financial Services Inc. Financial Advisor? How will I be contacted?

Yes. A UBS Financial Services Inc. Financial Advisor will be assigned to your account, and he/she will contact you directly upon receiving your completed new account documents and Indication of Interest. You will also be contacted on the night of pricing or the morning after (before the issue opens for trading) to be informed of the final price of the shares and your allocation and to confirm your participation in the deal. If you know that you will be unavailable at the contact numbers you provide to UBS on the New Account Application around the time of pricing, please call your dedicated Financial Advisor at his/her designated phone number between the hours of 9am and 5pm Eastern Time, Monday through Friday, to make alternative arrangements.

13.	When will I need to send payment for purchase?

UBS Financial Services Inc. will not accept funds into your account prior to the pricing of the IPO. Upon receiving final confirmation of your allocation on the night of pricing or the morning after (before the issue opens for trading), you will be instructed to send in your payment either by federal funds wire or by overnighting a check. Payment must be received no later than three (3) days after the first day of trading (four days after the pricing of the IPO).

UBS Financial Services Inc. wiring instructions are:		Overnight checks to:

UBS AG		UBS Financial Services Inc.
ABA #:	026-007993	ATT: [Assistant]
A/C Name:	UBS Financial Services Inc. RMA	[Address]
A/C Number:	101-WA-258641-000	[City]
FFC:	[Your account name and number]

14.	If I complete and submit the required forms in a timely fashion, but have not been contacted personally by a UBS Financial Services Inc. representative, will my purchase request still be honored?

No. There must be an oral confirmation of your indication of interest by a UBS Financial Services Inc. representative. If you cannot be reached by the time of pricing, your indication will be cancelled.

15.	Will I be able to purchase all of the shares I request on the Indication of Interest and New Account forms?

Not necessarily. The total dollar amount you indicate on these forms is used to calculate the maximum number of shares which you may be allocated. If the maximum number of shares requested by all the participants in the Directed Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner determined by the company.

16.	Can other people, including my relatives and friends, buy shares through the Directed Share Program?

No. The Directed Share Program is limited to those persons invited to participate by the company. No other persons are eligible to purchase shares.

17.	If I have further questions whom should I call?

Enclosed in this package is a contact list with the names of the investment representative team assigned to Horizon Lines.

18.	Does completing an Indication of Interest require a deposit of funds to secure my request? If I complete an Indication of Interest, does it obligate me to purchase shares?

No. No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

INDICATION OF INTEREST

HORIZON LINES DIRECTED SHARE PROGRAM

❑	I/We am/are not interested in purchasing any shares of the common stock of Horizon Lines (the “Company”).

❑	I/We hereby indicate my/our interest in purchasing dollars ($) worth of shares of the common stock of the “Company” in its initial public offering.

By signing below, I/we agree to and certify the following:

1.	I/we have received the Preliminary Prospectus;

2.	I/we understand and agree that, because the amount of Common Stock available as part of the Directed Share Program is limited and subject to certain conditions, the number of shares I/we am/are interested in purchasing may be reduced without further consultation with me/us and, furthermore, that there is no assurance I/we will be able to participate in the program or to purchase any shares;

3.	After I/we have confirmed that I/we intend to purchase such shares, I/we agree to pay for whatever amount of shares is finally allocated to me/us within three (3) business days of the Offering Date;

4.	I/we hereby authorize UBS Financial Services Inc. to release to the Company information about the number of shares allocated to me/us;

5.	I/we agree and acknowledge that I/we have not received or relied upon any investment advice from UBS Financial Services Inc, and that my/our decision to invest in the Common Stock was made independently, based upon my/our own investment analysis and/or that of my/our investment advisors.

Signed:

Print Name	Signature	Date

Print Name (Joint Account)	Signature	Date
(Both signatures are required for joint accounts)

6.	I/we hereby acknowledge and agree that (i) if more than $100,000 worth of securities are allocated to me/us in the public offering, I/we will not be permitted to sell, transfer, assign, pledge or hypothecate any of the securities for a period of 180 days following the effective date of the offering and (ii) after the registration statement has been declared effective I/we will sign a Lock-Up Agreement to the foregoing effect. I/we further understand that no securities may be allocated to me unless authorized pursuant to NASD rules.

Signed:

Print Name	Signature	Date

Print Name (Joint Account)	Signature	Date
(Both signatures are required for joint accounts)

No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

UBS Financial Services Inc. 299 Park Avenue 26th floor New York, NY 101071

Account Number: (if applicable)	Corporate and Executive Services Group Tel. +212-821-3429 Fax. www.ubs.com

Client Certification Regarding Horizon Lines

Directed Initial Public Offering of Securities

Full Account Title:

As a distributor of initial public offerings, UBS Financial Services Inc. is subject to regulatory requirements that prohibit the allocation of issuer directed initial public offerings of equity securities to certain categories of accounts. In order for the above referenced account to receive an allocation of an issuer directed security from UBS Financial Services Inc. all authorized signatories for the account must execute this certification

For your convenience, all underlined terms are defined at the bottom of this document.

National Association of Securities Dealers’ (“NASD”) Rule 2790 Restrictions on the Purchase and Sale of Issuer Directed Initial Public Offerings of Equity Securities.

NASD Rule 2790 generally prohibits a broker-dealer from allocating an issuer directed initial public offering of an equity security to any account in which a restricted person has a beneficial interest unless such person is relying upon the anti-dilution provision of the rule, or his or her immediate family member is an employee or director of the issuer, the issuer’s parent or a subsidiary of the issuer’s parent. For the purposes of this section of the rule, a parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary or has the power to sell or direct 50% or more of a class of a voting security of the subsidiary. A restricted person is defined as:

1.	An officer, director, general partner, associated person or employee of a broker-dealer (other than a limited business broker-dealer).

2.	An agent of a broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business.

3.	Owners and affiliates of a broker-dealer, excluding any affiliate (except another broker dealer) that is publicly traded.

4.	An immediate family member of 1, 2 or 3 above if the person referenced in 1, 2 or 3:

a.	Materially supports or receives support from the immediate family member; or

b.	Is employed or associated with the broker-dealer, or an affiliate of the broker dealer, selling the security to the immediate family member; or

c.	Has the ability to control the allocation of the initial public offering.

5.	A finder or any person acting in a fiduciary capacity to the managing underwriter with respect to the security offered, including but not limited to attorneys, accountants and financial consultants.

6.	An immediate family member of 5 above if the person referenced in 5 materially supports or receives material support from the immediate family member.

Certification

I certify that to the best of my knowledge, the above referenced account is not restricted under Rule 2790 as described above.

X		Date	X		Date
	Signature			Signature

X		Date	X		Date
	Signature			Signature

Explanation of Terms:

Beneficial Interest means any economic interest, such as the right to share in gains and losses . This does not include the receipt of a management or performance fee for operating a collective investment account or other fees for acting in a fiduciary capacity.

Limited Business Broker Dealer means any broker dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation securities.

Immediate Family Member means an individual’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children and any other person to whom the individual provides material support.

Material Support means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. An individual; is deemed to provide material support to an immediate family member living in the same household.

Anti-Dilution Provision- . A restricted person seeking an exemption under this provision must meet the following criteria: (1) the account has held an equity ownership interest in the issuer, OR A COMPANY THAT HAS BEEN ACQUIRED BY THE ISSUER IN THE PAST YEAR, for a period of one year prior to the effective date of the offering; (2) the sale of the new issue to the account does not increase the account’s percentage equity ownership in the issuer above the ownership level as of three months prior to the filing of the registration statement in connection with the offering; (3) the sale of the new issue to the account does not include any special terms; and (4) the new issue purchased pursuant to this exemption is not sold or transferred, ASSIGNED, PLEDGED OR HYPOTHECATED for three months following the effective date of the offering.

Account #: – (if applicable)

UBS Financial Services Inc.

a

Account Number SS#/TIN

Account Application and Agreement for Individuals

and Custodial Accounts Shading indicates optional information.

Account Ownership

Select the type of ownership:

Joint Owners

Please read carefully the Joint Agreement section of the attached Master

Sole Owner Custodian (UGMA/UTMA)

Guardian/Committee-man/Conservator College Fund 529

Account Agreement. Community Property Tenants by Entirety Joint Tenants with Rights of Survivorship

Tenants in Common Specify Percentage of Ownership: Primary Account Holder Joint Account Holder

%        %

Other:

If no percentage is indicated ownership

will be divided equally (50/50).

Account Ownership Information

Complete this section for: a Sole Owner Account, the Minor for a Custodial Account, the Primary Account Holder for a Joint Account, the Individual on whose behalf the Guardian Account is being opened. Basic Information

Individual First Name: Middle Name: Last Name:

Country of Citizenship: SS#: USA

Other (specify):

Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified) /

Location of Address:

Home-Legal Residence

Business-Primary

Other (specify):

Street Address 1: (If a P.O. Box or you have an additional address, complete the Additional Address Information on page 8.)

Street Address 2: City: State: Zip:

Telephone Contact Information

Financial Information This information will be kept strictly confidential. If you share assets with another person, please provide financial information (e.g. annual income, liquid assets, net worth) per individual. For example, a total net worth of $50,000 should be split as you deem appropriate.

Annual Income: Liquid Assets:

Net Worth (exclusive of residence):

Investment Experience (in years):

Equities Bonds Futures Options-Buy Options-Sell

Is the Client, any trustee or director/principal officer, or any of his/her immediate family members, a control person of any publicly traded corporation (examples of control persons are policy making officers, directors or 10% shareholders)?

Yes

No If yes, please specify company and        %:

% Financial Services Reference . Firm Name:

CL-RMA-BASIC (Rev. 9/04)

1

©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

Sign and date the application on page 7.

UBS Financial Services Inc.

Account Number SS#/TIN

Personal Information

Date of Birth: Gender: Male

Female Marital Status:

Single

Married

Divorced

Widowed

Is the Client or any immediate family member affiliated with any securities firms or other financial institutions (NYSE Rule 407)?

Yes

No If yes, please specify the firm:

Is the Client an employee or related to an employee of UBS AG, its sub sidiaries or affiliates (e.g., UBS Financial Services, UBS Securities LLC)? Yes

No If yes, please specify:

Affiliate or Subsidiary Employee Name and SS#

Emergency Contact Name

Emergency Contact’s Telephone Number: Number of Dependents:

Dependent Name (First/Last) Social Security # Date of Birth

1) 2) 3)

Employment Information

This section must be completed if your employment status is employed or self-employed.

Status: (select one)

Employed Self-Supported Volunteer

Retired Student Work in the Home

Self-Employed Unemployed

Occupation: Industry (i.e., Construction, Service, etc.):

Business Phone: Business Fax:

Employer Name:

Employer’s Street Address:

City: State: Zip:

Joint Account Holder/Parent/Guardian/Committeemen/Conservator/Spouse

Complete this section for: the Joint Account Holder for a Joint Account, the Parent or Guardian for a Custodial Account, the Guardian/ Committeeman/Conservator managing the account. Please note that joint ownership of property is an important part of estate planning and involves important legal and tax consequences. Please consult your legal and tax advisors if you have any questions regarding your joint account ownership selection. Note: Non-resident aliens who elect to maintain a joint account agree in the Master Account Agreement that the account will be governed by New York law.

If your marital status is married, and your spouse does not jointly hold this account please provide his/her spousal information here. (Optional)

Basic Information

Individual First Name: Middle Name: Last Name: Country of Citizenship:

SS#:

USA

Other (specify):

Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified)

Tax Bracts: E-mail Address:

%

Location of Address:

Home-Legal Residence

Business-Primary

Other (specify):

Street Address 1: (If a P.O. Box or you have an additional address, complete the Additional Address Information on page 8.)

Street Address 2: City: State: Zip:

Telephone Contact Information

Residence: Home Fax:

Mobile: Pager:

Financial Information This information will be kept strictly confidential. If you share assets with another person, please provide financial information (e.g. annual income, liquid assets, net worth) per individual. For example, a total net worth of $50,000 should be split as you deem appropriate.

Annual Income: Liquid Assets:

Net Worth (exclusive of residence):

Investment Experience (in years): Equities Bonds

Futures

Options-Buy

Options-Sell

Do you currently have any loans outstanding? Yes No

If yes, please specify the loan amount and interest rate:

Loan 1 Amount Rate Loan 2 Amount Rate

List financial firms where other accounts are held:

2

7

Financial Information continued

Is the Client, any trustee or director/principal officer, or any of his/her immediate family members, a control person of any publicly traded corporation (examples of control persons are policy making officers, directors or 10% shareholders)?

Yes

No If yes, please specify company and        %:

%

Personal Information

Date of Birth: Gender:

Male Female

Marital Status:

Single Married Divorced Widowed

Is the Client or any immediate family member affiliated with any securities firms or other financial institutions (NYSE Rule 407)?

Yes

No If yes, please specify the firm:

Is the Client an employee or related to an employee of UBS AG, its subsidiaries or affiliates (e.g., UBS Financial Services, UBS Securities LLC)? Yes

No If yes, please specify:

Affiliate or Subsidiary Employee Name and SS#

UBS Financial Services Inc.

Account Number SS#/TIN

Financial Services Reference—Firm Name:

Financial Services Reference – Firm Telephone Number:

Emergency Contact Name:

Emergency Contact’s Telephone Number: Number of Dependents:

Dependent Name (First/Last) Social Security # Date of Birth

1) 2) 3)

Employment Information

(This section must be completed if your employment status is employed or self-employed.)

Status: (select one)

Employed Self-Supported Volunteer

Retired Student Work in the Home

Self-Employed Unemployed

Occupation: Industry (i.e., Construction, Service, etc.):

Business Phone: Business Fax:

Employer Name:

Employer.s Street Address:

City: State: Zip:

Note: If there are additional account holders, please photocopy the Joint Account Holder section on pages 2-3 and submit it with the application.

Resource Management Account® Features

Individual and joint RMA® accounts are automatically enrolled in certain services, unless otherwise indicated below. Custodial and guardian accounts are not automatically enrolled in any services listed and will have to select each of the services on the account. The annual fee for an RMA is $125, which is deferred for the first year.

Platinum MasterCard®

Individual and Joint Accounts Custodial/Guardian Accounts

Complete the Additional MasterCard Information below. Check here if you would like a Platinum MasterCard and complete the Additional MasterCard Information below.

OR Check here if you do not want to be automatically enrolled in this service.

Additional MasterCard Information

A) Please indicate the number of cards you would like issued for this account:1

1

2

B) Please indicate below how the name should appear on the card (not exceeding 21 characters, including spaces):2 Card 1:

Card 2: C) Print the alternate mailing address for card delivery if different from the address on the account, and any special delivery instructions:

Address -Line 1 Address -Line 2 Special Delivery Instructions (Branch Use Only) 1 To request additional cards, contact your Financial Advisor.

2Only account holders can be issued cards in this section. Other individuals must be designated on the Authorized Agent/Dual Signor Addendum on page 12.

3

UBS Financial Services Inc.

Account Number

SS#/TIN

Resource Management Account® Features continued

UBS Rewards

All Accounts

If you would like to enroll in this program, please check this box. Now you can enjoy the rewards of travel, merchandise and dining simply by using your UBS Financial Services Inc. Platinum MasterCard® when you sign up for the UBS Rewards program. An annual $50 enrollment fee will be charged to your account at the end of the month following enrollment.

Check Writing

Individual and Joint Accounts Custodial/Guardian Accounts

Complete the Additional Check Writing Information below.

OR Check here if you do not want to be automatically enrolled in this service. Check here if you would like Check Writing and complete the Additional Check Writing Information below.

Additional Check Writing Information

A) Select a check style:

Wallet1

3-page desk

3-page business

Other2 B)

Check here for dual signature checks (complete the Authorized Agent/Dual Signor Addendum on page 12.) C) Please print the full name and address that you would like to appear on your checks.3

Name Address—Line 1 Address—Line 2 D) Print the alternate mailing address for check delivery if different from the address on the account, and any special delivery instructions:

Address—Line 1 Address—Line 2 Special Delivery Instructions (Branch Use Only) 1Initial order of wallet checks is free. All other orders involve a fee. 2To order a different check style, please contact your Financial Advisor. 3 If none provided, the full name specified in the Account Ownership Information section (page 1) will be imprinted on the checks.

Bill Payment and Electronic Funds Transfer (EFT) Services

Individual and Joint Accounts Custodial/Guardian Accounts

Complete the Bill Payment Addendum (page 10) or EFT Addendum (page 11), as appropriate.

OR

Check here if you do not want to be automatically enrolled in the Bill Payment Service.

Check here if you do not want to be automatically enrolled in the EFT Service.

Check here if you would like to be enrolled in the Bill Payment Service.

Check here if you would like to be enrolled in the EFT Service

If selected, complete the Additional Bill Payment and EFT Information below.

Additional Bill Payment and EFT Information (For Custodial/Guardian Accounts Only)

A) Bill Payment Service Indicate below how you would like to use the service and complete the Bill Payment Addendum on page 10: Pay bills using Online Services.1 (Web)

Pay bills using ResourceLine®, the toll-free telephone voice response system. (Voice) B) EFT Service Indicate below how you would like to use the service and complete the EFT Addendum on page 11:

Transfer funds using Online Services.1 (Web)

Type of transfer: Incoming/Outgoing Incoming Only

Transfer funds using ResourceLineSM . (Voice)

Type of transfer: Incoming/Outgoing Incoming Only

1To use the Bill Payment or EFT Services via the web, you must be enrolled in Online Services.

Online Services

All Accounts

Check here for online access to account information, the latest research and market data at no additional charge. Only Resource Management Account (RMA), Business Services Account BSA®, InsightOne and Managed Accounts can enroll in Online Services.

CL-RMA-BASIC (Rev. 9/04) 4 ©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

Sign and date the application on page 7.

UBS Financial Services Inc.

Account Number SS#/TIN

Sweep of Uninvested Cash Balances Please select a sweep option from section A for all accounts including PACE. The following Managed Programs can only select a sweep option from section B: ACCESSSM, MAC, PMP, and SELECTIONSSM.

A ALL ACCOUNTS (except ACCESS, MAC, PMP, and SELECTIONS)

I . Taxable Sweep Options

Basic Investment and Resource Management Accounts® (RMA®) automatically default to the UBS Bank USA Deposit Account Sweep Option. If you have an RMA and prefer to select a tax-free sweep option, skip to section II below.

Check here if you would like to cap the amount of funds that will sweep into the UBS Bank USA Deposit Account Sweep Option ($100,000 for individual accounts and $200,000 for joint accounts, in each case on a per account basis), and select a secondary sweep option below for amounts in excess of the cap. If you have multiple accounts at UBS Financial Services held in the same recognized legal capacity that will sweep into the UBS Bank USA Deposit Account Sweep Option, once those accounts exceed in the aggregate the applicable $100,000 or $200,000 threshold, then your aggregate funds on deposit with UBS Bank USA will exceed FDIC insurance coverage limits. UBS Financial Services will not be responsible for any insured or uninsured portion of the Deposit Accounts. (Refer to the UBS Financial Services Deposit Account Sweep Program Disclosure Statement for more details.)

If you selected a cap by checking the box above, choose a secondary sweep option below. Please note, the secondary sweep option for Basic Investment Accounts (Non-RMA) is automatically Cashfund.1,2

RMA Money Market Portfolio New York Municipal Fund New Jersey Municipal Fund

California Municipal Fund Tax-Free Fund U.S. Government Portfolio

II . Tax-Free Sweep Options (RMA Only)1,2

New York Municipal Fund

New Jersey Municipal Fund

California Municipal Fund Tax-Free Fund

Note: If you selected a secondary sweep option or Tax-Free Sweep Option above, the annual RMA fee will apply.

B MANAGED PROGRAMS (ACCESS, MAC, PMP, and SELECTIONS)

Select a sweep option below if this account is utilizing one of the following Managed Programs: ACCESS, MAC, PMP, and SELECTIONS.1,2,3 RMA Money Market Portfolio

New York Municipal Fund

New Jersey Municipal Fund California Municipal Fund Tax-Free Fund

U.S. Government Portfolio

1 Money market funds and UBS Cashfund Inc. are sold by prospectus only. 3 RMA annual fee does not apply unless a Resource Management Account feature is selected from the previous section. 2 State municipal funds are available only to residents of those states            , respectively.

Additional Account Features

Margin1

Accounts automatically come with margin unless they are Retirement, UGMA/UTMA, Estate, 529 Plan, or certain other accounts. Most managed programs cannot have margin.

Check here if you do not want margin.

If your account will have margin, you are required to answer the following questions:

1-Do you intend to engage in .pattern day trading. as defined by NYSE Rule 431:2

Yes

No

2-Do you have any other margin accounts with UBS Financial Services Inc.?

Yes

No If yes, complete the information below:

Account Number Account Number

Account Number Account Number

Direct Deposit

If you would like to have your payroll or other recurring payments automatically deposited into your account, please check this box. Complete the Direct Deposit Application on page 13 and send it to the employer, organization or financial institution making the deposit.

Duplicate Parties

Check here if you would like duplicate trade confirmations and statements sent to additional individuals. If checked, please complete the Duplicate Party Addendum on page 8.

1

Margin is not suitable for all clients. Please review UBS Financial Services’ Loan Disclosure Statement carefully for information on the risks involved with using margin.

2

.Day trading. means purchasing and selling or selling and purchasing the same security in the same day in a .Pattern day trading. means executing four or more day trades within five business days if the number of day trades exceeds six percent of the total trades during that period.

UBS Financial Services Inc.

Account Number SS#/TIN

Account Investment Objectives Return Objective (select one): Capital Appreciation . Investments seeking growth of principal rather than the generation of income.

Current Income and Capital Appreciation . Investments seeking both the generation of income and the growth of principal. Current Income . Investments seeking the generation of income.

Primary Risk Profile (select one): Secondary Risk Profile (optional):

Aggressive/Speculative . Seeks the potential for significant appreciation; willing to accept a high degree of loss of principal.This may be applicable if you intend to engage in options trading.

Moderate . Seeks potential returns with a lower risk of loss of principal.

Aggressive/Speculative

Conservative . Seeks securities that are most likely to preserve principal with low risk.

Moderate Conservative

Senior Political Affiliation

Is the account holder, any authorized signatories, beneficial owners, trustees, power of attorneys or other individuals with authority to effect transactions, or any of their immediate family members (including in-laws) or close associates (persons they are .widely and publicly known. to maintain an unusually close relationship with), a current or former senior non-U.S. political official?

Yes

No If yes, please complete the following information:

Political Official’s Name Current or Former Position Relationship to Client(s)

Source of Funds

Please indicate the source of funds in the account: (Check all that apply.) If funds are from investments transferred from another firm, please indicate the source of funds to purchase the initial investments.

Income from current/previous employment or business. If you are not currently employed, provide the following information from your last employment.

Occupation Employer Name City State

Inheritance . From whom: Gifts . From whom:

Sale of Real Estate . Location of real estate sold: Legal Settlement

Sale of Business . Name of business sold: Other . Please specify:

UBS Financial Services Inc.

Account Number SS#/TIN

Client Agreement BY SIGNING BELOW, I UNDERSTAND, ACKNOWLEDGE AND AGREE:

A. that UBS Financial Services does not provide legal or tax advice;

B. that in accordance with the last paragraph of the Master Account Agreement entitled .Arbitration. I am agreeing in advance to arbitrate any controversies which may arise with, among others, UBS Financial Services in accordance with the terms outlined therein;

C. if my account is established with margin, that pursuant to the Master Account Agreement, certain of the securities in my account may be loaned to UBS Financial Services or to others;

D. if I have not selected any RMA features, I understand that I will be opening a Basic Investment account and will be bound by the terms and conditions of the Master Account Agreement;

E. if I have selected any RMA features, I understand that an annual service fee will be charged as described in the RMA Fee section of the Master Account Agreement;

F. that I understand UBS Financial Services will not supply my name to issuers of any securities held in my account so I will not receive information regarding those securities directly from the issuer, but rather will receive information from UBS Financial Services instead, unless I notify UBS Financial Services in writing otherwise;

G. that I have received and read a copy of this Client Agreement and the attached Master Account Agreement (which contains a copy of this Paragraph for my reference) and agree to be bound by the terms and conditions contained therein (which terms and conditions are hereby incorporated by reference);

H. that, if eligible, I have received and read a copy of the UBS Financial Services Deposit Sweep Program Disclosure Statement;

I. that, upon execution of this Account Application and Client Agreement, I will have supplied all of the information requested in the Account Application and I declare it as true and accurate and further agree to promptly notify UBS Financial Services in writing of any material changes to any or all of the information contained in the Account Application including, but not limited to, information relating to my financial situation or investment objectives;

J. that I have received a copy of, read and understand the ..Account Information. booklet which contains, among other things, UBS Financial Services. Privacy Statement, Statement of Credit Practices describing interest charges, the Bill Payment and Electronic Funds Transfer Services Agreement, Instructions for W-9 Preparation, Selected Fee & Charges and other important information regarding my account and relationship with UBS Financial Services, which booklet and terms and conditions (other than the Privacy Statement) are incorporated herein by reference;

K. that, if I elected the Electronic Funds Transfer Service as contained herein, I authorize (a) UBS Financial Services and its processing institution (the .Processing Bank.) to initiate the types of transactions indicated in the Description of the Electronic Funds Transfer Service section of the Account Information booklet, and adjustments for any entries made in error, to or from my account(s) as contained herein, and authorize the depository(ies) named on my bank account(s) or UBS Financial Services to debit and/or credit the same to my bank accounts) ; (b) the Processing Bank and my bank to comply with any instructions regarding electronic fund transfers between this RMA, my bank account, and/or other accounts with UBS Financial Services provided that such instructions are given to UBS Financial Services with my PIN/Password and (c) UBS Financial Services, the Processing Bank and my bank to make changes and/or cancellations requested by me.

W-9 Form Certification

I certify as the Account Holder by signing below, or in my representative capacity for the Account Holder by signing below, and under penalties of perjury that: (1) the taxpayer identification number set forth herein is the Account Holder’s correct taxpayer identification number (or the Account Holder is waiting for a number to be issued to Account Holder), and (2) the Account Holder is not subject to backup withholding because: (a) the Account Holder is exempt from backup withholding, or (b) the Account Holder has not been notified by the Internal Revenue Service (IRS) that Account Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Account Holder that Account Holder is no longer subject to backup withholding, and (3) the Account Holder is a U.S. person (including a U.S. resident alien).

Certification Instruction: The Account Holder understands that Account Holder must strike out item (2) above if Account Holder has been notified by the IRS that Account Holder is subject to backup withholding because Account Holder failed to report all interest or dividends on Account Holder’s tax return. The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X X

Signature Date Additional Party Signature Date

X X

Additional Party Signature Date Additional Party Signature Date

For UBS Financial Services Branch Use Only

X X

Branch Office Manager Temporary Approval Date Branch Office Manager Final Approval Date

X

Financial Advisor Approval Date

Is the FA registered in both the client’s state of residence and mailing address? Yes No Initial Trade Information

What was the initial transaction for this account? Buy Sell Deposit Transfer of Accounts Security Name:

How was the account obtained? Walk-In/Call-In/Mail-In Referral

CEFS-Seminar/Adv Svcs Security Symbol

Interest/Dividends: Monthly Weekly Hold in Account Value

$

Or Shares:

Account Settles: Assets in Account Equity DVP Government DVP Transfer/Ship

Please Note: If the Account Holder, or their immediate family members, are affiliated with a securities firm or financial institution (NYSE Rule 407) a letter of authorization from the firm specified must be obtained before the account can be opened.

EZ JT LG ML NA RT W9

Sweep Fund: Bank Code: Plan Code: Assoc Code: Managed Account Code: Family of Account Code:

UBS Financial Services is a service mark of UBS AG. Resource Management Account, RMA, Business Services Account BSA and ResourceLine are registered service marks of UBS Financial Services Inc. Platinum MasterCard and MasterCard are registered trademarks and service marks of MasterCard International Incorporated.

CL-RMA-BASIC (Rev. 9/04) 7 ©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number SS#/TIN

Duplicate Party Addendum

Complete for each Duplicate Party

Check all that apply:

Trade Confirmation Recipient Statement Recipient

Name:

Street Address:

Check all that apply:

Trade Confirmation Recipient Statement Recipient

Name:

Street Address:

Internal Location Code (UBS Financial Services Use Only):

Country of Citizenship: USA

Other (specify): City: State: Zip:

Internal Location Code (UBS Financial Services Use Only):

Country of Citizenship: USA

Other (specify): City: State: Zip:

Additional Address Information If your mailing address is a P.O. Box please provide a legal residence address below. First Name: Last Name Street Address 1:

First Name: Location of Address: Home . Legal Residence Home . Secondary Other (specify): Last Name Business . Primary Business . Secondary Street Address 2: City: Street Address 1: State: Zip:

Location of Address: Home . Legal Residence Home . Secondary Other (specify): Business . Primary Business . Secondary Street Address 2: City: State: Zip:

UBS Financial Services Inc.

Account Number SS#/TIN

DTC/COD Instructions

If your account is set up to deliver securities and cash to a third party (i.e.deliver versus payment), please provide either DTC or Fed Wire instructions. DTC Clearing Number: Name of Delivering Institution: Internal Account Number:

Additional Information:

Del/Rec

NY

Government Delivery Instructions

ABA Number: Bank Name: Department:

Third Party: Internal Account Number:

Other Instructions:

Physical Delivery:

ID Confirm Instructions

Institutional ID Number: Agent Bank/ID:

Internal Account Number of Receiving Bank: Instructions Matrix: AID CID:

Interested Party ID Number:

Interested Party ID Number:

Receive Physical Master Confirm: Yes No SID Indicator: Yes (on SID) No (Not on SID)

Special Instructions:

Internal Account Number of Institution:

Interested Party Internal Account Number:

Interested Party Internal Account Number:

GHMRW35:

UBS Financial Services Inc.

Account Number SS#/TIN

Bill Payment Service Addendum

The Bill Payment Service allows you to pay your bills and/or make payments to a third party vendor without writing and mailing a check. If paying bills via ResourcelineSM, complete the information below. Online Services clients can set up Vendor/Payee information online.

Vendor/Payee #1 Vendor/Payee #2

Name of Vendor/Payee: Vendor/Payee Account Number: Vendor/Payee Address:

Vendor/Payee Telephone: Expense Code* (optional):

Recurring Payments:

Vendor/Payee #3 Vendor/Payee #4

Name of Vendor/Payee: Vendor/Payee Account Number: Vendor/Payee Address:

Vendor/Payee Telephone: Expense Code* (optional):

Recurring Payments:

Recurring Amount: $ Recurring Amount: $

(Payments are limited to a maximum of $100,000.) (Payments are limited to a maximum of $100,000.)

Frequency (select one): Frequency (select one):

Weekly Bi-weekly Monthly Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually Quarterly Semi-annually Annually

Start Date: / / Start Date: / /

(May not be greater than one year from the current date.) (May not be greater than one year from the current date.)

End Date: / / End Date: / /

(May not be greater than 30 years from the start date.) (May not be greater than 30 years from the start date.)

Final Payment Amount: $ Final Payment Amount: $

(Specify only if different from recurring amount.) (Specify only if different from recurring amount.)

Street Address: Street Address:

City: State: Zip: City: State: Zip:

Recurring Amount: $

(Payments are limited to a maximum of $100,000.) Frequency (select one):

Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually

Start Date: / /

(May not be greater than one year from the current date.)

End Date:

/

/

(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)

Street Address: City:

State:

Zip:

Recurring Amount: $

(Payments are limited to a maximum of $100,000.) Frequency (select one):

Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually

Start Date: / /

(May not be greater than one year from the current date.)

End Date:

/

/

(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)

* Please note that RMA® and Business Services Account BSA® offer an easy-to-use expense-coding system. Using pre-assigned letters (except H, I, J, O, Q and X), you may establish your own expenditure categories and track them either on your UBS Financial Services Inc. check register or online. When writing checks and submitting bill payments, be sure to indicate your expense code. For your convenience, all checking and bill payment expense codes are totaled on your monthly premier statement.

Please attach a separate sheet to add more Vendors/Payees.

FA (Rev. 9/04) 10 ©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

Sign and date the application on page 6.

UBS Financial Services Inc.

Account Number SS#/TIN

Electronic Funds Transfer Service Addendum

Non-UBS Financial Services Inc. Accounts

If you would like to use the Electronic Funds Transfer Service to move funds electronically, please complete the information below for your account(s) outside of UBS Financial Services Inc. Please attach a voided check when applicable, otherwise provide a deposit slip, client statement or letter on bank stationery confirming account title, account number, and ABA routing number.

Authorized External Account #1 Authorized External Account #2

Name of Financial Institution:

ABA Routing Number (a):

Account Title/Name (b):

Account Number:

Account Type (c): Savings Checking Savings Checking

Financial Institution Telephone:

Permission: Deposit to external account #1 Deposit to external account #2

(select all that apply) Withdrawal from external account #1 Withdrawal from external account #2

Recurring Transfers: Recurring Amount: $ (Transfers are limited to a maximum of $100,000.) Recurring Amount: $ (Transfers are limited to a maximum of $100,000.)

Permission: Deposit To Withdraw From (select one) Permission: Deposit To Withdraw From (select one)

Frequency (select one): Frequency (select one):

Weekly Bi-weekly Monthly Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually Quarterly Semi-annually Annually

Start Date: / / (May not be greater than one year from the current date.) Start Date: / / (May not be greater than one year from the current date.)

End Date: / / (May not be greater than 30 years from the start date.) End Date: / / (May not be greater than 30 years from the start date.)

UBS Financial Services Inc. Accounts

Complete the information below for your other UBS Financial Services Inc. (UBS-FinSvc) accounts. Please Note: Electronic Funds Transfer withdrawals can only be made from a Resource Management Account® (RMA®) or Business Services Account BSA®.

Designated Internal Account #1 Designated Internal Account #2

UBS-FinSvc Account #:

Account Title/Name (b):

Permission: Deposit to designated internal account #1 Deposit to designated internal account #2

(select all that apply) Withdrawal from designated internal account #1 Withdrawal from designated internal account #2

Recurring Transfers: Recurring Amount: $

(The maximum transfer limit is your withdrawal limit.)

Permission:

Deposit To Withdraw From

(select one) Frequency (select one):

Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually

Start Date: / /

(May not be greater than one year from the current date.)

End Date:

/

/

(May not be greater than 30 years from the start date.)

Attach an additional sheet to add more accounts.

Recurring Amount: $

(The maximum transfer limit is your withdrawal limit.)

Permission:

Deposit To Withdraw From

(select one) Frequency (select one):

Weekly Bi-weekly Monthly

Quarterly Semi-annually Annually

Start Date: / /

(May not be greater than one year from the current date.)

End Date:

/

/

(May not be greater than 30 years from the start date.)

(a) The ABA routing number usually appears on the bottom of printed checks or deposit tickets. To confirm, please consult your financial institution.

(b) If you wish to transfer funds into your UBS Financial Services Inc. account from a UBS Financial Services Inc. or external account that is titled differently, a signed Letter of Authorization from all account holders is required.

(c) If the authorized external account is a money market account, select the .Checking. account type.

FT (Rev. 9/04) 11 ©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

Authorized Agent/Dual Signor Addendum

If you would like to add an additional card or check user on the Resource Management® Account (RMA®) or Business Services Account BSA, complete the Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting and the Account Holder Certification sections. If you would like to remove an authorized agent, complete the Authorized Agent Removal and the Account Holder Certification sections. If you selected the dual-signature option on the Account Application, complete the Dual Signors for RMA/Business Services Account BSA Checkwriting and the Account Holder Certification sections.

Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting

Each additional card and/or check user (who is not a minor) named below is appointed an agent to the Account Holder, unaffected by the Account Holder’s subsequent disability or incompetence, to effect card and/or checking transactions in the Account Holder’s designated UBS Financial Services Inc. account. The additional card and/or check user is authorized to act on behalf of the Account Holder to effect transactions using the Account Holder’s UBS Financial Services Inc. MasterCard debit card and/or write checks for the payment or withdrawal of funds drawn on the designated UBS Financial Services Inc. Account or payable to the Account Holder and bearing the signature or signatures now or hereafter authorized by the Account Holder without limit as to amount, without inquiry and without regard to its application. UBS Financial Services Inc. will send all confirmations, notices, demands, statements and other communications regarding checking activity in the designated UBS Financial Services Inc. account to the Account Holder.

Agent Name: SS#: Date of Birth: Phone Number:

Country of Citizenship: Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified)

USA Other (specify): /

Home Address: City: State: Zip:

Mailing Address: (if different than home address) City: State: Zip:

X

Agent Signature Date

Authorized Agent Removal

If you are removing an authorized agent, please print the name of the agent you are removing below. Agent Name:

Agent Name:

Dual Signors for RMA/Business Services Account BSA Checkwriting

Dual-Signature checks require two signatures at all times. If you are designating more than two signors and you would like one of the signors to be required, at all times, please check .Required. next to the signor.s name. Only one individual can be a required signor. If you do not designate a required signor, please specify all signors as optional. If the individual designated below is not a UBS Financial Services Inc. client (i.e. account holder, authorized agent, power of attorney, etc.) also complete the Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting section above.

Check here if you do NOT want UBS Financial Services Inc. to order new dual signature checks. If checked, you will be responsible for obtain ing checks with dual signatures. UBS Financial Services Inc. will not accept single signature checks.

Dual Signor 1 Name: Specify the type of signor:

Required Optional

X

Signature Date

Dual Signor 2 Name: Specify the type of signor:

Required Optional

X

Signature Date

Note: You must complete and sign a new addendum to add, remove or update dual signors. UBS Financial Services Inc. will rely on the most recently dated addendum to supercede and replace any other previous dual signor addendum on file.

Account Holder Certification

By signing below, I UNDERSTAND, ACKNOWLEDGE AND AGREE that (1) I have reviewed all of the information contained in this addendum and I declare it as true and accurate and (2) UBS Financial Services Inc. is authorized to rely upon the authority conferred by this document until UBS Financial Services Inc. receives an updated copy of this form revoking or modifying this addendum.

X X

Signature Date Signature Date

X Signature Date Note: If there are additional authorized agents or dual signors please print another copy of this form.

CL-DSA (Rev. 9/04)

©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

Direct Deposit Application

Direct Deposit allows you to have all or part of your payroll, government, social security, or other recurring payment automatically deposited into your account.

In order to sign up for Direct Deposit, you must have either an RMA®checking account number or a UBS Financial Services Inc. account number. If you do not have a UBS Financial Services Inc. account number, one will be provided when your account is opened. Please keep this form until you receive your account number or checks.

To arrange to have your Social Security checks directly deposited into your account, call the Social Security Administration at 800-772-1213. For other government payments, contact the issuing government agency directly. For all other organizations or financial institutions, complete the information below.

Client Information

Name: Street: City: State:

Zip:

Account Information

Please complete either section A or B below based on the type of account that will be receiving the direct deposit.

A.) If your account has the RMA checking feature, you must enter your checking account number in the boxes below. This is a 10-digit number that begins with 8 and appears after the bank transit routing number 044000804 on the bottom of your RMA checks.

8 _ _ _ _ _ _ _ _ _

B.) If your account does not have the RMA checking feature or if you do not have an RMA account, you must enter in your alphanumeric UBS Financial Services Inc. account number in the boxes below.

9 0 8 3 _ _ _ _ _ _ _

The information below will be utilized by the organization or financial institution issuing the deposit. Bank Name: Bank Transit (or Routing) Number:

Bank One, NA 044000804

Bank Street Address: Type of Account:

800 Brooksedge Blvd., Dept. OH1-0465 Checking

Bank City: State: Zip:

Columbus OH 43271-0465

Amount of Payment

A.) For payroll or government payments, I authorize you to deposit

% of each payment automatically into the UBS Financial Services Inc. account named above. Please Note: This must be done by electronic funds transfer.

B.) For deposits from my account at another financial institution, I authorize you to deposit $

automatically into the UBS Financial Services Inc. account named above. Please Note: This must be done by electronic funds transfer.

Please indicate the frequency of deposit: Weekly Bi-weekly Monthly Quarterly Other:

X

Signature Date

Do not send this Direct Deposit Application to UBS Financial Services Inc.

UBS Financial Services Inc.

Account Number SS#/TIN

Account Transfer Form Delivery Instructions

Delivery Instructions: All deliveries must include client name and UBS Financial Services account number. (Tax Identification No. 13-2638166)

All DTC-Eligible Securities Deliver to DTC Clearing 0221. All securities must have client name and UBS Financial Services account number.

Dividend Reinvestment/Closed-end Mutual Funds Issue a certificate for all whole shares, liquidate all fractional shares and discontinue dividend reinvestment. All deliveries must include client name and UBS Financial Services account number.

Physical Delivery of Securities Physical Securities Window UBS Financial Services Inc. 1000 Harbor Blvd., 6th Floor Weehawken, NJ 07086

Retail Transfer of Federal Funds UBS AG ABA #026007993 UBS FINANCIAL SERVICES RETAIL INCOMING A/C #101-WA-258641-000 F/C UBS-FINSVC CLIENT A/C NAME A/C UBS-FINSVC INTERNAL A/C NUMBER

U.S. Government/Fed Book Entry Securities ABA 021000021 JPMChase/PAINE/CLIENT A/C # & NAME

Forward Checks UBS Financial Services Inc. 1000 Harbor Blvd. Weehawken, NJ 07086 Attn: Central Check Deposit, 7th Floor All checks must include client name and account number

For All Other Correspondence UBS Financial Services Inc. 1000 Harbor Blvd. Weehawken, NJ 07086 Attn: Account Transfer, 5th Floor

Do not use these delivery instructions for your Direct Deposit Application. They only apply to the Account Transfer Form (pages 15-16).

UBS Financial Services Inc.

Account Number

SS#/TIN

Account Transfer Form

Information About Your UBS Financial Services Account

Account Title: For Retirement Accounts Only

Account to be transferred into a:

Traditional IRA Traditional IRA as a Rollover QP

SEP IRA Roth IRA SIMPLE IRA

CODA SEP-IRA Coverdell Education Savings Account

The account is transferring from a qualified retirement plan by means of a direct rollover into a*:

Traditional IRA SEP IRA Rollover IRA CODA SEP IRA

*Pursuant to IRS Regulations, qualified retirement plan assets cannot be rolled over to a SIMPLE IRA or Roth IRA.

Information About the Account You Are Transferring

Please refer to your statement for the following information and attach a complete copy of your most recent statement for this account. Please complete a separate form for each account you transfer (photocopies are acceptable).

Name(s) and Title of Account shown on your statement: Name of Firm/Fund Company:

Your Account Number: Street Address of Firm/Fund Company:

Social Security Number on Account: City: State: Zip:

Type of Transfer You Are Making

Please answer questions A through D.

A) Do you wish to transfer your entire account?

Yes

No

If you answered .yes,. skip to question B. If you answered .no. and the transfer is not coming directly from an insurance or mutual fund company, please provide the following information for the assets you intend to transfer.

PARTIAL TRANSFER

Quantity (indicate Quantity (indicate

Description of Asset # of shares or .All.) Description of Asset # of shares or .All.)

(1) (5)

(2) (6)

(3) (7)

(4) (8)

ANNUITY/MUTUAL FUND TRANSFER

B) Are you transferring directly from an insurance or mutual fund company? Yes No

If you answered .no,. skip to question C. If you answered .yes,. please provide the following information for each annuity or mutual fund you intend to transfer. (Some assets are not transferable. If the asset is not transferable, UBS Financial Services Inc. can be named broker-dealer and/or custodian at the company, or the assets can be sold. Requests to sell positions are dependent upon the delivering firm receiving and processing the request and may take several weeks to complete. Liquidations can also be processed by calling the delivering firm.)

Quantity (indicate

Name of Fund/Annuity Account Number # of shares or .All.)

(1)

(2)

(3)

(4)

CL-XFR (Rev. 9/04) 15 ©2004 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number SS#/TIN

Type of Transfer You Are Making continued

BANK, SAVINGS & LOAN OR CREDIT UNION TRANSFER C) Are you transferring directly from a Bank, Savings & Loan or Credit Union?

Yes

No If you answered .no,. skip to question D. If you answered .yes,. please complete the following section.

Initiate the transfer of a maturing Certificate of Deposit (CD) no more than two weeks prior to the maturity date. Otherwise, you may incur early withdrawal penalties. I am only transferring cash. Please transfer: I have a CD that I want to transfer. Please: All cash in account

Liquidate it IMMEDIATELY. I am aware of and acknowledge the penalty I will incur from any early withdrawal.

Only $

Liquidate it AT MATURITY. Maturity date

/

/

(Please submit 2 weeks before maturity date.)

LIQUIDATIONS D) Do you wish to liquidate any assets as part of this transfer?

Yes

No If you answered .yes,. you must complete a Liquidation Letter, which is available from your Financial Advisor or online. Liquidations can also be processed by contacting the delivery firm.

Client Instruction

Please transfer the assets specified to UBS Financial Services Inc., which has been authorized by me to make payment to you of the debit balance or to receive payment of the credit balance in my securities account and will act as clearing broker by arrangement with UBS Financial Services Inc. I understand that to the extent any assets in my securities account are not readily transferable, with or without penalties, such assets may not be transferred within the time frame required by New York Stock Exchange Rule 412 or similar rule of the National Association of Securities Dealers or other designated examining authority.

Unless otherwise indicated in the instruction contained herein, I authorize you to liquidate any proprietary money market fund assets that are part of my securities account and transfer the resulting credit balance to UBS Financial Services Inc. I understand that you and/or UBS Financial Services will contact me with respect to the disposition of any other assets in my securities account that are either non-transferable or non-deliverable. If certificates or other instruments in my securities account are in your physical possession, I instruct you to transfer them in good deliverable form, including affixing any necessary tax waivers, to enable UBS Financial Services Inc. to transfer them in its name for the purpose of sale, when and as directed by me. I further instruct you to cancel all open orders for my securities account on your books.

I affirm that I have destroyed or returned to you any credit/debit cards and unused checks given to me in connection with my securities account.

Delivering Agents: Please refer to the attached page for delivery instructions.

X Signature Date

X Joint Account Holder/Authorized Individual.s Signature Date

For Internal Branch Use Only

Liqudations

1. Check with the client to determine if any assets require liquidation.

2. If liquidations are requested, ask the client to contact the branch operations manager at previous firm with verbal instructions or send the Liquidation Letter (BMKT3423) to the same person. Verbal instructions generally result in fewer delays in the transfer process. PLEASE DO NOT SEND LIQUIDATION INSTRUCTIONS TO THE ACCOUNT TRANSFER DEPT. Always folow up the next day to ensure receipt and execution of liquidation request.

ACAT versus Non-ACAT – The transfer is an ACAT transfer if both the following conditions are met: the entire account is to be transferred and the delivering firm is ACAT-eligible

Account is transferring via: ACAT Non-ACAT. If Non-ACAT, the branch should process the transfer and retain the paperwork.

All Account Transfer procedures are available on InfoNet.

Authorization (UBS Financial Services Inc. completes)

To the prior trustee or custodian: Please be advised that UBS Financial Services Inc. will accept the above-captioned account as successor custodian.

X

Successor Custodian/Trustee Authorized Signature Date

Client Agreement institution (the .Processing Bank.) to initiate Individual/Trust/Estate,” “Joint Account the types of transactions indicated in the Holder/Parent/Guardian/Committeeman/ BY SIGNING THE ACCOUNT APPLICATION, I Description of the Electronic Funds Transfer Conservator/Trustee/Executor/Administrator,” UNDERSTAND, ACKNOWLEDGE AND Service section of the Account Information or each person signing the application, and AGREE: booklet, and adjustments for any entries each beneficiary of an IRA or 403(b)(7) enti-

A. that UBS Financial Services does not provide made in error, to or from my account(s) as tled to receive assets from the IRA or 403(b)(7) legal or tax advice; contained herein, and authorize the deposi-upon the death of the Account Holder. For

B. that in accordance with the last para-tory(ies) named on my bank account(s) or ERISA Plans, the term .Client. means the graph of the Master Account Agreement UBS Financial Services to debit and/or credit plan sponsor, the trustees, fiduciaries, and entitled .Arbitration. I am agreeing in the same to my bank accounts) ; (b) the Pro-also any plan participants and beneficiaries advance to arbitrate any controversies cessing Bank and my bank to comply with responsible for directing the investments in which may arise with, among others, any instructions regarding electronic fund the Account. UBS Financial Services in accordance transfers between this RMA, my bank . “Custodial Agreement” means, as applicable, with the terms outlined therein; account, and/or other accounts with UBS the IRA custodial agreement approved by the

C. if my account is established with margin, Financial Services provided that such instruc-Internal Revenue Service applicable to the that pursuant to the Master Account tions are given to UBS Financial Services with Account with respect to which Client has Agreement, certain of the securities in my PIN/Password and (c) UBS Financial Ser-acknowledged receipt and his or her agree-my account may be loaned to UBS Finan-vices, the Processing Bank and my bank to ment or the 403(b)(7) custodial agreement cial Services or to others; make changes and/or cancellations applicable to the account with respect to

D. if I have not selected any RMA features, I requested by me. which Client has acknowledged receipt and understand that I will be opening a Basic his or her agreement. Investment account and will be bound by the MASTER ACCOUNT AGREEMENT . “Deposit Accounts” means interest-bearing terms and conditions of the Master Account FDIC-insured deposit accounts at UBS Bank Agreement; Introduction USA.

E. if I have selected any RMA features, I under-This agreement (“Agreement”) contains the . “Deposit Account Sweep Program” meansstand that an annual service fee will be terms and conditions governing Client’s bro-the UBS Financial Services deposit account charged as described in the RMA Fee section kerage Account with UBS Financial Services Inc. sweep program through which free cash bal-of the Master Account Agreement; opened herewith and any other accounts of the ances in eligible securities accounts at UBS

F. that I understand UBS Financial Services will Client opened by UBS Financial Services in con-Financial Services will be automaticallynot supply my name to issuers of any securi-nection with an assignment of this Agreement deposited into Deposit Accounts. The ties held in my account so I will not receive or otherwise (the “Account”). Clients who Deposit Account Sweep Program is available information regarding those securities establish an account in one of our Investment only for Eligible Participants. directly from the issuer, but rather will receive Consulting Services programs will be required to information from UBS Financial Services execute additional applications and agreements. . “Disclosure Documents” collectively refers to instead, unless I notify UBS Financial Services Those documents supplement this brokerage the booklet entitled “Account Information” in writing otherwise; agreement and all, collectively, govern your rela-(hereinafter referred to as the “Account Infor-

G. that I have received and read a copy of the tionship with UBS Financial Services. Terms used mation booklet”), the prospectuses of the Client Agreement and the Master Account in this Agreement shall be defined as follows: Funds, the Cashfund prospectus and the

Agreement and agree to be bound by the offering documentation for the Other Sweep Options, the UBS Financial Services Deposit terms and conditions contained therein . “Application” means this Agreement and one Account Sweep Program Disclosure State-(which terms and conditions are hereby of the application forms entitled “Account ment, and, if applicable, the Disclosure incorporated by reference); Application and Agreement for Individuals Statement for IRAs.

H. that, if eligible, I have received and read a and Custodial Accounts,” “Account Applicacopy of the UBS Financial Services Deposit tion and Agreement for Trust and Estate . “Eligible Participants” means individuals, Sweep Program Disclosure Statement; Accounts,” “Account Application and Agree-trusts (providing that the all beneficiaries of

I. that, upon execution of the Account Appli-ment for Organizations and Businesses,” the trust accounts are natural persons or non-cation and Client Agreement, I will have “Account Services Selection,” “Business/Trust profit organizations), sole proprietors and supplied all of the information requested in New Account Form,” “IRA Application and governmental agencies. Custodial accounts the Account Application and I declare it as Adoption Agreement,” “403(b)(7) Custodial are also Eligible Participants if each beneficiary true and accurate and further agree to Account Application and Agreement,” thereof is an Eligible Participant. Eligible Par-promptly notify UBS Financial Services in “Account Application and Agreement for ticipants do not include Clients that are (a) writing of any material changes to any or all ERISA Plans,” “Participant Account Applica-non-profit organizations, including organizaof the information contained in the Account tion and Agreement for ERISA Plans,” or tions described in sections 501(c)(3) through Application including, but not limited to, “Coverdell Education Savings Account Appli-(13) and (19) of the Internal Revenue Code of information relating to my financial situation cation and Adoption Agreement” signed by 1986, as amended, (b) estates, (c) enrolled in or investment objectives; Client and containing Client’s acknowledge-UBS Financial Services Investment Consulting

J. that I have received a copy of, read and ment of receipt and review of this Agreement. Services programs (other than InsightOneSM understand the .Account Information. . “Card Issuer” means the issuer of Platinum and PACESM1 accounts and Employee Self booklet which contains, among other things, MasterCard® or MasterCard BusinessCard® Directed Accounts), (d) not resident in the United States or (d) that are retirement plans

UBS Financial Services. Privacy Statement, appointed by UBS Financial Services from time qualified under Section 401(a) or Section

Statement of Credit Practices describing

to time. interest charges, the Bill Payment and Elec-. “Cashfund” means UBS Cashfund, Inc. as 403(b)(7) of the Internal Revenue Code of

1986, as amended, or under any othertronic Funds Transfer Services Agreement, more fully described in the prospectus of UBS employee retirement or welfare plan subject

Instructions for W-9 Preparation, Selected Cashfund, Inc. Fee & Charges and other important informa-to the Employee Retirement Income Security tion regarding my account and relationship . “Check Provider” means, as applicable, the Act of 1974, as amended (“ERISA”).

with UBS Financial Services, which booklet provider or processor of RMA® checks . “ERISA Plan” means a qualified plan account and terms and conditions (other than the Pri-appointed by UBS Financial Services from time subject to the Employee Retirement Income vacy Statement) are incorporated herein by to time. Security Act of 1974, as amended (“ERISA”).

reference; . “Client” means each person, entity, trust or . “FDIC” means the Federal Deposit Insurance

K. that, if I elected the Electronic Funds Transfer estate, sole proprietor, organization, or busi-Corporation.

Service as contained herein, I authorize (a) ness designated on the Application as the . “Funds” means one or more of the RMA UBS Financial Services and its processing “Sole Owner/Minor/Primary Account Holder/ money market funds as more fully described

1 Only free cash balances that are non-PACE assets are eligible to be swept under the Deposit Account Sweep Program.

CL-RMA-BASIC (Rev. 9/04) 17 ©2004 UBS Financial Services Inc. All Rights Reserved. Member SIPC.

in the prospectus of the UBS RMA Funds.

. “Individual Retirement Accounts” means Traditional, SIMPLE, or Roth IRA accounts.

. “Other Sweep Options” means such other applicable sweep investment options as may be offered from time to time.

. “Property” includes, but is not limited to, securities, money, stocks, options, bonds, notes, futures contracts, commodities, commercial paper, certificates of deposit and other obligations, contracts, all other property usually and customarily dealt in by brokerage firms and any other property that can be recorded in any of Client’s accounts with UBS Financial Services.

. “Retirement Money Fund” means the UBS Retirement Money Fund, as more fully described in the prospectus of the UBS Retirement Money Fund.

. “RMA” means Resource Management Account®. RMA’s features are more fully described in the Account Information booklet.

. “Securities Intermediary” means: 1) a clearing corporation; or 2) a person, including a bank or broker, that in the ordinary course of business maintains securities accounts for others and is acting in that capacity, as such terms are interpreted under Section 8-102(a)(14) of the Uniform Commercial Code, as in effect in the State of New York from time to time (“UCC”).

. “UBS Bank USA” means UBS Bank USA, a Utah industrial bank, an affiliate of UBS Financial Services Inc. and a wholly-owned subsidiary of UBS AG.

. “UBS Financial Services” means UBS Financial Services Inc., its successor firms, subsidiaries, correspondents and/or affiliates, including without limitation, its parent company, UBS AG, and/or its clearing broker, UBS Financial Services Inc., and all other subsidiaries and affiliates.

. “UBS Financial Services BSA” means Business Services Account BSA®. UBS Financial Services Inc. BSA’s features are more fully described in the Account Information booklet.

Important Information About UBS Bank USA Deposit Sweep Program

Basic Investment Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program. Resource Management Accounts and UBS Financial Services BSA Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program unless Client selects one of the other sweep options available. Clients should review the UBS Financial Services Deposit Account Sweep Program Disclosure Statement carefully before selecting their sweep option and should note the following:

The Deposit Accounts are insured by the FDIC to a maximum of $100,000 (for individual accounts) or $200,000 (for joint accounts) (in each case, including principal and interest) for the total amount of all Deposit Accounts held in each recognized legal capacity (for example, individual accounts, joint accounts, certain retirement accounts, etc.). If you have multiple accounts at UBS Financial Services held in the same recognized legal capacity that sweep into the Deposit Accounts, once those accounts exceed, as applicable, $100,000 or $200,000 in the aggregate, then your aggregate funds on deposit with UBS Bank USA will exceed FDIC insurance coverage limits. UBS Financial Services is not responsible for any insured or uninsured portion of the Deposit Accounts.

UBS Financial Services is a member of the Securities Investor Protection Corporation (“SIPC”). SIPC provides protection for your account(s) at UBS Financial Services up to $500,000, including $100,000 for free cash balances in the unlikely event that UBS Financial Services fails financially. The SIPC asset protection limits apply, in the aggregate, to all accounts that you hold in a particular capacity. The Funds, Cashfund and Other Sweep Options are not bank accounts and balances held therein are not protected by the FDIC. However, balances in the Funds, Cash-fund and Other Sweep Options are covered by SIPC and the supplemental insurance obtained by UBS Financial Services for its clients’ benefit. See the Account Information booklet and the Disclosure Statement for more information regarding SIPC protection.

UBS Bank USA, UBS AG and UBS Financial Services Inc. may receive substantial financial benefits for activities related to the Deposit Accounts.

Please see the UBS Financial Services Deposit Account Sweep Program Disclosure Statement for details.

BASIC INVESTMENT ACCOUNT AGREEMENT Authorization

If Client did not choose any RMA or UBS Financial Services BSA features on the Application or is opening an Individual Retirement Account, Coverdell Education Savings Account, or 403(b)(7) Account, Client hereby requests that UBS Financial Services open a Basic Investment Account in Client’s name. Client understands that the request to open the Account is subject to the receipt of a signed Application and the approval of UBS Financial Services. Client will automatically be considered for margin unless Client has indicated on the Application Client’s election not to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc. does not extend margin (e.g., Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). UBS Financial Services may at any time, with or without cause, in its sole discretion, terminate this Agreement and deliver any Property held in the Account to Client, subject to UBS Financial Services’ rights as described below under “Liquidation of Collateral or Account” and the Custodial Agreement included in the IRA Application and Adoption Agreement, 403(b)(7) Custodial Account Application and Agreement, and Coverdell Education Savings Account Application and Agreement.

Basic Investment Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program (without limit if no limit is selected). If Client is not an Eligible Participant, the available funds of Client will automatically sweep into Cashfund or, if applicable, Retirement Money Fund. If Client has chosen a limit for the Deposit Account Sweep Program, available balances in excess of such limits will automatically be invested in Cashfund or Retirement Money Fund (Individual Retirement Account or Coverdell Education Savings Account only).

Client hereby authorizes UBS Financial Services to invest or “sweep” available credit balances, for which no interest is otherwise earned or paid, in the Account into the Deposit Accounts, Cashfund, or, if applicable, Retirement Money Fund depending upon whether or not Client is an Eligible Participant, and subsequently liquidate any such Cashfund or, if applicable, Retirement Money Fund shares or Deposit Account balances so purchased or deposited at such times, and for such periods of time as UBS Financial Services may decide in its sole discretion. If Client is an Eligible Participant and has chosen a limit for the Deposit Account Sweep Program or if Client is not an Eligible Participant, Client must open Client’s fund account with an initial investment of $1,000 or more and the following terms shall apply: (a) once Client’s fund account is opened, all free cash credit balances (that is, immediately available funds) of $500 or more in the Account (including proceeds from securities Client has sold) or that exceed the chosen limit, as applicable, are automatically invested in the fund on a daily basis; (b) these purchases are made daily for settlement the next business day; and (c) all remaining free credit cash balances of $1 or more in the Account or that exceed the chosen limit, as applicable, are invested in fund shares on the next to last business day of each month for settlement on the last business day of that month. If Client is an Eligible Participant, Client’s free cash credit balances in the Account will be automatically deposited into the Deposit Accounts pursuant to the terms set forth in the UBS Financial Services Deposit Account Sweep Program Disclosure Statement. In any case, such sweeps shall be made pursuant to UBS Financial Services’ then applicable policies and procedures, which may be amended from time to time, and are subject to the terms of, as applicable, the UBS Financial Services Deposit Account Sweep Program Disclosure Statement or the prospectus for the applicable money market fund or Other Sweep Option, which may also be amended from time to time. Prior to any sweep into the Deposit Accounts, a money market fund or Other Sweep Option, UBS Financial Services may receive certain benefits in connection with any credit balances to which Client will not be entitled. Client acknowledges that Client has received and read the Disclosure Documents.

If Client is an ERISA Plan, it is required to select a money market fund sweep feature or Other Sweep Option. If no money market fund sweep feature or Other Sweep Option is selected, Client authorizes UBS Financial Services Inc. to sweep available credit balances into the UBS Retirement Money Fund subject to the terms and conditions contained in the prospectus which is provided to Client upon opening the Account. If Client affirmatively elects not to have a sweep feature, there will be no automatic sweep from the Account and credit balances will not earn an investment return.

This authorization shall remain in full force and effect until a reasonable time following the receipt by UBS Financial Services’ of written notice of revocation.

RESOURCE MANAGEMENT ACCOUNT / BUSINESS SERVICES ACCOUNT BSA AGREEMENT Authorization

If Client selects a Resource Management Account (RMA) or UBS Financial Services BSA on the Application, Client thereby requests that UBS Financial Services provide the selected RMA or UBS Financial Services BSA features to this Account. Trust account clients may opt for the Personal Trust Account (PTA) which is an RMA for trust accounts and hereafter deemed included in references to “RMA.” Client understands and agrees that if Client currently has an account with UBS Financial Services, it will be converted into an RMA or UBS Financial Services BSA, if such RMA or UBS Financial Services BSA features or services are selected for this account and Client is eligible for one or more of such features or services. Client authorizes UBS Financial Services to redeem automatically any shares of Cashfund, the Retirement Money Fund and any other money market fund or similar mutual fund shares Client holds in the account and to invest the proceeds as provided in the section of this Agreement entitled “Sweep Options” below.

Client understands and agrees that Client’s request to open an RMA or UBS Financial Services BSA is subject to approval by UBS Financial Services in its sole discretion. If approved, UBS Financial Services will open Client’s RMA or UBS Financial Services BSA after receipt by UBS Financial Services of a signed Application and, if applicable, a completed section for checks and Platinum MasterCard or MasterCard Business-Card and/or margin if Client selected such features. Certain of the services may be subject to limitations on their availability as required by law, regulation, rule or UBS Financial Services’ policies. Client will automatically be considered for margin unless Client has indicated on the Application their election not to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc. does not extend margin (e.g., an Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). By signing the Application, Client acknowledges that Client has received and read the Disclosure Documents.

Client’s authorization shall remain in full force and effect until a reasonable time following the receipt by UBS Financial Services of written notice of revocation.

Sweep Options

Resource Management Accounts and UBS Financial Services BSA accounts of Eligible Participants automatically default to the Deposit Account Sweep Program (without limit if no limit is selected) unless Client affirmatively elects a tax-free Fund (that is, California Municipal Fund, New Jersey Municipal Fund, New York Municipal Fund or Tax-Free Fund) on the Application (the “Primary Sweep Option”).

If Client is not an Eligible Participant and does not affirmatively elect a Fund on the Application, available funds will be automatically swept into the Money Market Portfolio, except for ERISA Plans which sweep into Retirement Money Fund.

If Client has chosen a limit for the Deposit Account Sweep Program, available balances in excess of such limits will automatically be invested in the Funds or Other Sweep Options selected on the Application.

Client hereby authorizes UBS Financial Services to invest or “sweep” available credit balances, for which no interest is otherwise earned or paid, in the Account into the Deposit Accounts, or the Funds, or Other Sweep Option selected on the Application, depending upon whether or not Client is an Eligible Participant, or if Client has elected a tax-free Fund, as instructed in the Application, and subsequently liquidate any such Primary Sweep Option shares so purchased or withdraw Deposit Account balances at such times, and for such periods of time as UBS Financial Services may decide in its sole discretion.

Additionally, Client authorizes UBS Financial Services to make withdrawals in accordance with the terms of the Disclosure Documents. Client agrees that UBS Financial Services has the right to withhold any redemption, liquidation or withdrawal proceeds or other payments from Client’s Account until all funds placed on account in Client’s Account have been collected. The collection periods are set forth in the Disclosure Documents.

Client acknowledges that UBS Financial Services may delay acting on Client’s instructions or effecting payments until Client’s Account contains funds sufficient to meet Client’s obligations.

Check Writing Privilege

If Client selects the check writing feature on the Application, Client may write checks or authorize drafts against an RMA or UBS Financial Services BSA checking account serviced by the Check Provider. Client may use these checks only in conjunction with Client’s RMA or UBS Financial Services BSA and only up to amounts within the Account’s “Withdrawal Limit” as defined in the Disclosure Documents. Client authorizes UBS Financial Services to reimburse the Check Provider in federal funds when checks or drafts are presented to the Check Provider and to automatically debit Client’s RMA or UBS Financial Services BSA on the day of payment to the Check Provider. Client agrees to have sufficient assets in Client’s RMA or UBS Financial Services BSA on the day UBS Financial Services receives notification for payment from the Check Provider of payment of a check as well as on the day Client writes the check. Client understands that the checks may be used in the same manner and are subject to the normal procedures, rules and regulations as regular checks payable at the Check Provider. Client hereby authorizes the Check Provider to honor checks

(a) bearing a signature with an approved first name, a middle initial or a name deleted or added if the Check Provider otherwise reasonably believes the signature to be authorized and

(b) bearing only one signature unless Client instructs the Check Provider in writing that multiple signatures are required. Further, Client authorizes the Check Provider to honor unsigned drafts presented by third parties based on a signed separate written authorization from Client to any such third party.

Platinum MasterCard(s)/MasterCard BusinessCard

If Client selects a Platinum MasterCard or MasterCard BusinessCard debit card (each, a “Card”) on the Application, Client must also apply to the Card Issuer in order to receive the Card. Cards are not permitted where the Client is an estate, trust, custodial, Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 529 Plan, or 403(b)(7) Account. If approved for a Card, Client authorizes UBS Financial Services and the Card Issuer to effect Card transactions in the manner described in the Disclosure Documents.

Client understands that the Card is a debit card and will allow Card transactions to the “Withdrawal Limit” (as described in the Disclosure Documents). Client agrees to have sufficient available assets to make payment in full for Card transactions as they become available and understands that if sufficient assets are not available to cover Card transactions, the Card Issuer may suspend and then cancel Client’s Card. Client agrees that the use of any Card in connection with Client’s RMA or UBS Financial Services BSA will also be governed by the terms and conditions contained in the Cardholder Agreement set forth in the Account Information booklet.

By accepting a Card, Client agrees that Client will not dispose of Client’s assets in Client’s RMA or UBS Financial Services BSA or any other account Client may have with UBS Financial Services, if such disposal will negatively affect Client’s ability to pay for Card transactions. Client understands and agrees that UBS Financial Services has the right to apply assets in any of Client’s accounts with UBS Financial Services to pay debts incurred on Client’s Card or to pursue any other assets of Client to pay debts incurred on Client’s Card.

Limitations

Client agrees that Cards or checks issued in connection with Client’s RMA or UBS Financial Services BSA cannot be used to purchase securities or any other products or services available through UBS Financial Services. Client further understands and agrees that UBS Financial Services may request and the Card Issuer and Check Provider may provide UBS Financial Services with copies of checks and/or Card and bill payment drafts processed from Client’s RMA or UBS Financial Services BSA.

RMA/Business Services Account BSA Fees

Client will pay UBS Financial Services an annual service fee. Client understands that the annual fee is $125 for Client’s RMA and $150 for UBS Financial Services BSA. The annual service fee and any other fees are subject to change by UBS Financial Services at any time. Client will also pay UBS Financial Services brokerage fees for all securities transactions.

Client will pay the Check Provider and/or UBS Financial Services customary fees for check orders, specially imprinted checks, stop payment orders, copies of checks more than one month old, checks returned for insufficient funds and the fees associated with the Bill Payment service and Electronic Funds Transfer service, if applicable. Client authorizes UBS Financial Services to charge the annual service fee and to charge Client’s RMA or UBS Financial Services BSA for all other fees owed by Client.

UBS Financial Services reserves the right to begin to impose charges for utilization of RMA or UBS Financial Services BSA features beyond the annual fee at any future date.

Payments

Client authorizes UBS Financial Services to pay from the Withdrawal Limit in Client’s RMA or UBS Financial Services BSA all debts incurred by Client to UBS Financial Services, the Card Issuer or the Check Provider in connection with RMA or UBS Financial Services BSA services as set forth in the “Payments” section of the Account Information booklet. Debts include, but are not limited to, the amounts Client owes to UBS Financial Services for securities purchases, RMA or UBS Financial Services BSA Account fees, drafts, fees for federal fund wires, customary transactional and brokerage fees as well as interest Client may owe UBS Financial Services as a result of margin calls and/or loans in any of Client’s accounts with UBS Financial Services. Debts also include any Card transactions, Bill Payment service transaction debits, Electronic Funds Transfers, drafts or check charges, or any other means by which Client authorizes a third party to debit any of Client’s accounts with UBS Financial Services (in the case of the Card Issuer or Check Provider limited, however, to the amount of the Withdrawal Limit). This is in addition to, and not in any way limiting, any other rights UBS Financial Services may have, including without limitation, under the heading “Security Interest” of the General Terms and Conditions hereof.

MARGIN AGREEMENT Authorization

Client will automatically be considered for margin unless Client has indicated on the Application that Client does not wish to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc., which provides margin services for UBS Financial Services clients, does not extend margin (e.g., an Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). For Managed Account programs, margin is not permitted unless expressly approved by UBS Financial Services. If Client is adding services to

CL-RMA-BASIC (Rev. 9/04)

an existing Account that has margin, the margin feature will automatically apply to Clients upgraded Account. Client acknowledges that UBS Financial Services will receive increased compensation in connection with the Account from Client’s use of margin borrowing. In return for UBS Financial Services’ extension or maintenance of credit in connection with this Account, Client acknowledges that UBS Financial Services and its successors and assignees are authorized in the usual course of business to lend, relend, hypothecate, pledge or repledge separately or together with property of others, either to UBS Financial Services or to others, any Property which UBS Financial Services may carry for Client on margin or until such time as payment is received for any such Property. In certain circumstances, such loans may limit, in whole or in part, Client’s ability to exercise voting rights of the securities lent. In connection with such loans and in connection with securities loans made to Client in connection with short sales, UBS Financial Services is authorized to receive and retain certain benefits (including, but not limited to, interest on collateral posted for such loans) to which Client will not be entitled. Client’s authorization of a margin feature shall remain in full force until UBS Financial Services receives written notice of revocation.

Margin Requirements

Client agrees to maintain in the Account such positions and margin as required by all applicable statutes, rules, regulations, procedures and customs or as UBS Financial Services deems necessary or advisable, and where applicable, to satisfy any and all margin calls issued in connection with the Account.

Risk

Client understands that there are substantial risks involved in trading securities on margin, especially in periods of market volatility. When Client buys on margin, losses can increase significantly just as gains can increase. A decline in the value of the securities securing your margin loan may require Client to deposit additional funds into the Account. Unlike a cash trade, when a trade is done on margin, losses can exceed the amount of capital Client committed to the trade. If Client fails to promptly meet a margin call, and under certain other circumstances, UBS Financial Services can, among other things, force the sale of securities in the Account without notifying Client, and Client may have to sell the securities at unfavorable prices. For small transactions, the costs involved in utilizing margin may outweigh any benefit to Client. Please review carefully the disclosure document entitled “Loan Disclosure Statement—Risk Factors You Should Consider Before Using Margin or Other Loans Secured by Your Securities Accounts” included with the Application for a detailed discussion of the risks involved with the use of margin.

Liquidation and Covering Positions

UBS Financial Services shall have the right, at any time and without prior notice, to satisfy a margin call or to obtain full payment of the margin loan, all without demand for margin or additional margin, other notice of sale or purchase, or other notice of advertisement. To satisfy a margin call or to obtain full payment of the margin loan, UBS Financial Services shall have the right in accordance with UBS Financial Services’ general policies regarding UBS Financial Services’ margin maintenance requirements then in existence (or, if in its discretion UBS Financial Services considers it necessary for Client’s or UBS Financial Services’ protection; or, in the event of a petition in bankruptcy, or for the appointment of a receiver, is filed by or against Client, or an attachment is levied against any account with UBS Financial Services or in the event of Client’s death or dissolution) to (i) require additional collateral, (ii) sell any or all Property in any of Client’s accounts with UBS Financial Services, whether carried individually or jointly with others, (iii) buy any or all Property which may be held short in the Account, (iv) cancel any open orders and close any or all outstanding contracts or (v) liquidate any of Client’s accounts with UBS Financial Services. Any such sales or purchases may be made at UBS Financial Services’ discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and UBS Financial Services may be the purchaser for UBS Financial Services’ own account. UBS Financial Services shall not be responsible for losses incurred by Client if UBS Financial Services sells Client’s Property or positions, irrespective of whether or not UBS Financial Services notifies Client of a margin call giving rise to such sale. UBS Financial Services may at any time, and in its sole discretion, subject to applicable rules and regulations, amend the requirements applicable to Client’s margin account, including changing the level of credit available to Client and applicable maintenance requirements. It is understood that a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of UBS Financial Services’ right to sell or buy without demand or notice as herein provided. In addition, as set forth in “Liquidation of Collateral or Account” below, UBS Financial Services may satisfy any and all amounts that Client owes in connection with the Account from any or all Property held in the Account or in any other account Client may have with UBS Financial Services.

AGREEMENT FOR JOINT ACCOUNTS

The form of ownership selected for your Account may have significant legal consequences. Any references to a particular form of joint ownership contained in the Application or other Account documentation are for convenience only and Client should not rely on the reference as meaning such form of ownership is recognized in a particular state or otherwise appropriate for Client.

If Client needs information about what form of ownership is appropriate for Client, Client should consult Client’s tax or legal advisor. UBS Financial Services and its employees do not give tax or legal advice. If the Application includes an election for a Joint Account, Client requests and instructs UBS Financial Services to open an account (the “Joint Account”) on UBS Financial Services’ books for the purchase and sale of stocks, bonds, options and other securities, evidences of indebtedness and commodities. Client agrees that any and all controversies which may arise between Client and UBS Financial Services are subject to the arbitration and governing law clauses contained herein. See “Applicable Law” and “Arbitration” below.

Any individual Client who is a Joint Account Holder has full power and authority to make purchases and sales, including short sales (if the Client has authorized margin), to withdraw any and all Property from, or to do anything else in reference to the Joint Account, either individually or in Clients’ joint names, and UBS Financial Services, the Card Issuer and the Check Provider are authorized and directed to act upon instructions received from any individual Client and to accept payment and securities from any individual Client for the credit of the Joint Account. In consideration of UBS Financial Services carrying a Joint Account on margin or otherwise, each Client agrees to be jointly and severally liable for the Joint Account and in connection with any transaction in the Joint Account and to pay on demand any debit balance or losses at any time due in the Joint Account. Any and all notices, communications, or any demands for margin calls sent to any individual Client shall be binding upon all, and may be given by mail or other means of communication. UBS Financial Services, in its sole discretion, may at any time demand payment on any debit balance or losses, irrespective of when due, in the Joint Account, suspend all activity in the Joint Account pending instructions from a court of competent jurisdiction or require that instructions pertaining to the Joint Account or the property therein be in writing signed by both or all Clients. The individual authority of each individual Client to act in connection with the Joint Account shall continue until a reasonable time after UBS Financial Services receives written notice from any individual Client closing the Joint Account.

Each Client agrees to indemnify and hold UBS Financial Services, Cashfund, the Primary Sweep Option or the RMA Money Market Portfolio, as applicable, and the Card Issuer and Check Provider harmless from and against any losses, causes of action, damages and expenses arising from or as a result of UBS Financial Services or the Card Issuer or Check Provider following the instructions of any of the Clients.

GENERAL TERMS AND CONDITIONS Client Representation

The individual(s) signing the Application repre-sent(s) to have reached the age of majority according to the laws of the state of Client’s residence and according to the laws of the State of New York or if the individual(s) is signing on behalf of an organization, he/she/it has the authority to execute this Agreement. Client represents that it is duly authorized to conduct business in the jurisdiction from which it transacts business. Client agrees to abide by UBS Financial Services’ policies, and the Rules and Regulations as set forth below. Client will notify UBS Financial Services promptly if Client is or becomes employed by any of the following: any exchange or any corporation of which any exchange owns a majority of the capital stock; any member or firm registered on any exchange; any bank, trust company, insurance company; or any company or individual dealing, either as broker or principal, in stocks, bonds or any other securities, commodities, commercial paper or other financial instruments or assets. Except as provided for, or disclosed, in this Agreement, no one other than Client has or will have an interest in the Account unless and until UBS Financial Services is notified in writing by Client, and under such circumstances until UBS Financial Services Inc., UBS Financial Services’ clearing firm, agrees to continue to carry the Account. Client understands that UBS Financial Services is prohibited under the National Association of Securities Dealers (NASD) Free Riding and Withholding Interpretation from selling securities in certain public offerings to persons restricted by such rules. Unless Client has so described on the Application, Client is not presently so restricted, and if Client is or becomes so restricted, Client agrees to notify UBS Financial Services promptly. Client (or where Client is not a natural person, each of the individual(s) signing the Application) represents that he, she or it has and will have all necessary licenses, authorizations, consents, approvals (and if Client is not an individual, powers in its authorization papers) to enable Client to effect all transactions in investments under the Terms and Conditions of this Agreement. The individual(s) signing the Application further represents and warrants that if Client is a corporation, limited liability company, partnership, sole proprietorship, foundation/charitable organization, ERISA Plan, custodian, conservator, guardian, executor or trustee, each of such individuals or entities signing on behalf of Client have the authority to open this Account on behalf of Client and to conduct transactions on behalf of Client, including without limitation, transactions involving the remittance or withdrawal of cash or other Property to or from an account and transfers/distributions from the Account by check, automatic fund transfer, debit card (if used) or otherwise to such individuals or entities and others.

Subject to any applicable financial privacy laws and regulations, Client understands and agrees that data regarding Client and the Account may be shared with UBS Financial Services’ affiliates. Further, subject to any applicable financial privacy laws and regulations, Client requests that UBS Financial Services share such personal financial data with the Card Issuer and Check Provider and other non-affiliates of UBS Financial Services as is necessary or advisable to effect, administer or enforce, or to service, process or maintain, all transactions and accounts contemplated by this Agreement. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information and/or documentation that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents. We may also screen your name against various databases to verify your identity. In the event that UBS Financial Services is unable to verify your identity, UBS Financial Services shall have the right, at any time and without prior notice, to (i) sell any or all Property in any of your accounts with UBS Financial Services, whether carried individually or jointly with others, (ii) buy any or all Property which may be held short in your account, (iii) cancel any open orders and close any or all outstanding contracts, (iv) liquidate any of your accounts with UBS Financial Services, or (v) distribute the assets in your Account to you. UBS Financial Services shall not be responsible for losses you incur if UBS Financial Services sells your Property or positions, nor for taxable consequences of liquidating assets and/or distributing them to you.

Client authorizes UBS Financial Services to obtain a credit report or other credit references concerning Client (including, without limitation, making verbal or written inquiries concerning Client’s credit history) or to otherwise verify or update credit information given to UBS Financial Services at any time. Client authorizes the release of this credit report or other credit information to the Card Issuer and Check Provider or to UBS Financial Services affiliates as it deems necessary or advisable to effect, administer or enforce, or to service, process or maintain all transactions and accounts contemplated by this Agreement, and for the purpose of offering additional products, from time to time, to Client. Client authorizes UBS Financial Services to exchange Client information with any party it reasonably believes is conducting a legitimate credit inquiry in accordance with the Fair Credit Reporting Act. UBS Financial Services may also share credit or other transactional experience with Client’s designated UBS Financial Services Financial Advisor or other parties designated by Client.

For ERISA Plans, Trusts and Custodial Accounts

If Client is acting as executor, trustee, conservator, guardian or custodian, Client understands that it is a fiduciary on behalf of the beneficial owners of the Account and that Client has a fiduciary duty to use the services provided through the Account and related services and features for the benefit of his or her beneficial owners of the Account and not for his or her own benefit. Client acknowledges that he or she has made an independent determination that Account activity is suitable and appropriate for the beneficial owners of such Account and that the compensation to be received by UBS Financial Services in connection with the Account is reasonable. Client understands and agrees that this determination is solely the responsibility of Client and not UBS Financial Services.

Rules and Regulations

All transactions in the Account shall be subject to the constitution, rules, regulations and custom and usage of the exchange or market and its clearing agency, if any, on which such transactions are executed by UBS Financial Services or UBS Financial Services’ agents, including UBS Financial Services Inc. and other subsidiaries and affiliates. Such transactions are also subject, where applicable, to the provisions, rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Board of Governors of the Federal Reserve System in existence at this time and as later amended and supplemented. Client acknowledges that UBS Financial Services is subject to examination by various federal, state and self-regulatory organizations and that books and records maintained by UBS Financial Services are subject to inspection and subpoena by these regulators and by federal, state, and local law enforcement officials. Client also acknowledges that such regulators and officials may, pursuant to treaty or other arrangements, in turn disclose such information to the officials or regulators of other countries, and that U.S. courts may be required to compel UBS Financial Services to disclose such information to the officials or regulators of other countries. Client agrees that UBS Financial Services may disclose to such regulators and officials information about Client and transactions in the Account without notice to Client. In addition, UBS Financial Services may in the context of a private dispute be required by subpoena or other judicial process to disclose information or produce documentation related to Client, the Account or other accounts at UBS Financial Services. Client acknowledges and agrees that UBS Financial Services reserves the right, in its sole discretion, to respond to subpoenas and judicial process as it deems appropriate.

Anti-Money Laundering

UBS Financial Services is firmly committed to compliance with all applicable laws, rules and regulations, including those related to combating money laundering. Client understands and agrees that Client must take all necessary steps to comply with the anti-money laundering laws, rules and regulations of Client’s country of origin, country of residence and the situs of Client’s transaction.

Liability

Client acknowledges and agrees that Client will be personally liable for any fees or other obligations accruing to UBS Financial Services under this Agreement and Client (including each joint account holder) hereby agrees to indemnify UBS Financial Services, Cashfund, the Other Sweep Options or the Funds as applicable, and the Card Issuer and the Check Provider against any losses arising from (a) any and all Account transactions effected or incurred by any person authorized to effect such transactions, including without limitation redemption of any shares of Funds, Other Sweep Options or Cashfund and any other money market fund and similar fund shares, deposits and withdrawals of funds from the Primary Sweep Option, use of the check writing privilege (including unsigned drafts presented by third parties), security transactions, Card transactions, Bill Payment Services and Electronic Funds Transfer Service transactions and (b) any debits, charges, fees or other obligations in the Account.

Client shall at all times be liable for the payment of any amounts advanced, any debit balances or other obligations owing in the Account and Client shall be liable to UBS Financial Services for any deficiency remaining in the Account in the event of liquidation thereof, in whole or in part, by either Client or UBS Financial Services. Additionally, Client agrees to be liable to UBS Financial Services for any accrued interest on any such amounts at UBS Financial Services’ then customary rate, if applicable, or otherwise the maximum rate allowable by law. Client further agrees to indemnify UBS Financial Services against any loss, cost, expense, liability or damages arising out of Client’s obligations hereunder. Client will be liable for the reasonable costs and expenses of collection (including attorney’s fees), for any unpaid losses, fees or other amounts owed by Client to UBS Financial Services or against which Client has indemnified UBS Financial Services under the preceding sentence. Client shall be liable for any and all losses, claims, damages, penalties, fines, settlements, costs, causes of action, debts, dues, sums of money, accounts, accountings, reckonings, acts, omissions, demands, obligations, actions, suits, proceedings, judgments, liabilities and expenses (including without limitation all expenses of litigation or preparation therefor, whether or not UBS Financial Services is a party thereto) which UBS Financial Services may pay or incur arising out of any claims by any person or entity in any way relating to this Account. Neither UBS Financial Services nor its officers, directors, employees or agents shall under any circumstances or for any reason have any liability to Client for any consequential damages arising out of this Agreement and/or any services provided pursuant to this Agreement. Client (and, in the case of a Joint Account, each individual Client) agrees that, in the event of the death of any Client, the survivor(s) or the estate shall immediately give UBS Financial Services written notice thereof, and UBS Financial Services may, before or after receiving such notice, take such actions, require such papers, inheritance or estate tax waivers or federal transfer certificates, retain such portion of the Account or any other account Client may have with UBS Financial Services and restrict transactions in the Account as UBS Financial Services may deem advisable to protect UBS Financial Services against any tax, liability, penalty or loss under any present or future laws or otherwise. Client’s estate and the Account shall be jointly liable for all costs (including reasonable attorney’s fees and costs) UBS Financial Services and/or the Card Issuer and the Check Provider may incur in connection with the disposition of the Account and related assets and liabilities in the event of Client’s death, disability or dissolution.

UBS Financial Services and/or the Card Issuer and the Check Provider shall be entitled to recover from a Joint Account or from any Client prior to any distribution of Property such costs as it may incur, including reasonable attorney’s fees, as a result of any dispute between the Clients relating to or arising from a Joint Account or occasioned by the death of one or more Clients holding a Joint Account.

The estate of any Client holding a Joint Account who shall have died shall be liable and the survivor shall continue to be liable, jointly and severally, to UBS Financial Services and/or the Card Issuer and/or the Check Provider for any net debit balance or loss in the Joint Account in any way resulting from the completion of the transactions initiated prior to receipt, by UBS Financial Services, of the written notice of the death of the decedent, or incurred in the liquidation of the Joint Account or the adjustment of the interests of the respective parties. The estate of the decedent and the survivor shall hereby jointly and severally agree to fully indemnify and hold harmless UBS Financial Services and the Card Issuer and the Check Provider from any liability for any taxes which may be owed in connection therewith or any claims by third parties.

If the Account is maintained with rights of survivorship, in the event of the death of either or any Client, all assets in the Account shall pass to and be vested in the survivor(s) on the same terms and conditions as previously held, without in any manner releasing the decedent’s estate from the liabilities herein.

Security Interest

As security for the payment of all liabilities or indebtedness presently outstanding or to be incurred under this or any other agreement between UBS Financial Services and Client, Client grants UBS Financial Services a security interest in any and all Property belonging to Client or in which Client may have any legal, equitable or other interest held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. All Property shall be subject to such security interest as collateral for the discharge of Client’s obligations to UBS Financial Services, wherever or however arising and without regard to whether or not UBS Financial Services made loans with respect to such Property. In enforcing UBS Financial Services’ security interest, UBS Financial Services shall have the discretion to determine the amount, order and manner of Property to be sold and shall have all the rights and remedies available to a secured party under the UCC. Without UBS Financial Services’ prior written consent, Client will not cause or allow any of the Property held in any of Client’s accounts with UBS Financial Services, whether now owned or hereafter acquired, to be or become subject to any liens, security interests, mortgages or encumbrances of any nature other than UBS Financial Services’ security interest therein.

Liquidation of Collateral or Account

UBS Financial Services may satisfy any and all amounts that Client owes UBS Financial Services in connection with the Account from Property held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. Additionally, UBS Financial Services may sell any or all Property held in any of Client’s accounts with UBS Financial Services and cancel any open orders for the purchase or sale of any Property without notice in the event of Client’s death or dissolution or whenever in UBS Financial Services’ discretion UBS Financial Services considers it necessary for its protection. In such events UBS Financial Services also may borrow or buy- in all Property held in any of Client’s accounts with UBS Financial Services required to make delivery against any sale effected for Client. Such sale or purchase may be public or private and may be made without advertising or notice to Client and in such a manner as UBS Financial Services may in its discretion determine. No demands, calls, tenders or notices by UBS Financial Services shall invalidate this waiver by Client. At any such sale UBS Financial Services may purchase the Prop-

erty free of any right of redemption and Client shall be liable for any remaining deficiency in any of Client’s accounts with UBS Financial Services, plus any accrued interest on such deficiency at UBS Financial Services’ then customary rate, if applicable, or, if not applicable, the maximum rate allowable by law. UBS Financial Services shall not be liable to Client in any way for any adverse tax consequences resulting from a liquidation of appreciated collateral.

Orders, Executions, Deliveries, Settlements and Oral Authorizations

Any order which Client gives shall be binding upon Client, and Client’s personal representa-tive(s) or authorized agents until UBS Financial Services receives notice of Client’s death, in the case of an individual, or dissolution, in the case of an entity. Such death or dissolution and notice will not affect UBS Financial Services’ right to take any action which UBS could have taken if Client had not died or been dissolved. Client agrees that UBS Financial Services shall incur no liability in acting upon oral instructions given to UBS Financial Services by Client or Client’s authorized agent concerning the Account. In giving orders to sell, Client will inform UBS Financial Services which sales are “short” sales and which are “long” sales. A “short” sale means any sale of a security not owned by the seller or any sale that is consummated by delivery of a borrowed security. The designation of a sale order as “long” is Client’s representation that Client owns the security, and if the security is not in UBS Financial Services’ possession at the time of the contract for sale, Client agrees to deliver it to UBS Financial Services by the settlement date. In case of non-delivery of a security, UBS Financial Services is authorized to purchase the security to cover Client’s position and charge any loss, commissions and fees to the Account. Client agrees that if UBS Financial Services fails to receive payment for securities purchased by Client, UBS Financial Services may, without prior demand or notice, sell securities or other Property held by UBS Financial Services in any of Client’s accounts with UBS Financial Services and any resulting loss may be charged to the Account. Client understands and acknowledges that securities can be traded in more than one marketplace. Unless Client directs that an order to purchase or sell securities be executed on a specified exchange or market and UBS Financial Services agrees to such execution, UBS Financial Services will, in its sole discretion, subject to applicable regulatory requirements and without prior notification to Client, execute the order on the over-the-counter market in any location or on any exchange, including a foreign exchange where such security is traded, either on a principal or agency basis.

Principal Transactions; Client/Firm Relationship

Client understands that UBS Financial Services Inc. may execute securities transactions in the Account acting as principal and expressly directs UBS Financial Services Inc. to enter into such principal transaction in any case where UBS Financial Services Inc. would execute such transactions as principal in the ordinary course of its business. Unless otherwise agreed to in writing, (1) Client agrees that UBS Financial Services Inc. shall have no authority or responsibility to act as a “fiduciary” as such term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Internal Revenue Code, or to act as an “investment adviser” as such term is defined in Section

1.1 of the Investment Advisers Act of 1940, and

(2) Client shall make its own independent decisions regarding investments in the Account.

Non-disclosure of Confidential and Material, Non-public Information

UBS Financial Services provides a variety of services to its customers. In connection with providing these services, employees of UBS Financial Services may from time to time come into possession of confidential and material, non-public information. Under applicable law, employees of UBS Financial Services are prohibited from improperly disclosing or using such information for their personal benefit or for the benefit of any other person, regardless of whether such other person is a customer of UBS Financial Services. UBS Financial Services maintains and enforces written policies and procedures that (1) prohibit the communication of such information to persons who do not have a legitimate need to know and (2) assure that UBS Financial Services meets its obligations to customers and otherwise remains in compliance with applicable law. Client understands and agrees that these policies and procedures are necessary and appropriate and recognizes that, in certain circumstances, employees of UBS Financial Services will have knowledge of certain confidential and material, non-public information which, if disclosed, might affect Client’s decision to buy, sell or hold a security, but that they shall be prohibited from communicating such information to Client. Client also understands and agrees that UBS Financial Services shall have no responsibility or liability to Client for failing to disclose such information to Client as a result of following its policies and procedures designed to provide reasonable assurances that it is complying with the law.

Non-U.S. Securities

If the Account contains securities issued by a non-U.S. issuer, Client acknowledges, to the extent UBS Financial Services Inc. is acting solely as a custodian with respect to such securities, that absent arrangements by either the issuer or Client with UBS Financial Services to the contrary regarding distribution of issuer communications, UBS Financial Services Inc. will not be obligated to distribute issuer communications to Client.

Restrictions on Trading

Client understands that UBS Financial Services may, in its sole discretion, with or without prior notice, prohibit or restrict trading of securities or substitution of securities in the Account and refuse to enter into any transactions with Client.

Deposits of Funds

All checks for deposit to the Account should be made payable to, or be endorsed to, UBS Financial Services Inc or to UBS Financial Services Inc. for the benefit of [Name of Client] and/or [Title of Account].

Electronic Transfer of Funds

When giving UBS Financial Services instructions to accept or transfer funds electronically to or from the Account to any bank or other entity, Client agrees to provide UBS Financial Services with an accurate name and account number designating the account to receive such funds. Client acknowledges that neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to verify the identity of the beneficiary of the funds transfer and may rely exclusively upon the name or account number provided by Client. Client agrees to indemnify and hold UBS Financial Services harmless from and against any and all cost, expense, claims or liabilities arising from the provision by Client of an inaccurate name or account number. When accepting or transferring funds, neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to determine whether the name and number provided by the Client refer to the same person or entity.

Transfer of Excess Funds; Exchange Rate Fluctuations

UBS Financial Services may transfer excess funds between any of Client’s accounts (including the Account) with UBS Financial Services (including commodity accounts) for any reason not in conflict with the Commodity Exchange Act or any other applicable law. If UBS Financial Services effects any transactions for Client requiring a foreign currency, any profit or loss as a result of a fluctuation in the applicable exchange rate will be charged or credited to the Account.

Principal, Interest and Dividend Payments

With respect to principal and interest payments on debt instruments, UBS Financial Services may credit the Account with principal and interest due on the payment dates and UBS Financial Services will be entitled to recover any such payments from Client if the same are not actually received by UBS Financial Services from the trustee or paying agent. Client acknowledges that interest will not be paid to Client on credit balances in the Account unless specifically agreed to by UBS Financial Services in writing. UBS Financial Services is not required to remit interest or dividends to Client on a daily basis.

Fees and Charges

Client understands that UBS Financial Services Inc. may impose various service charges and other fees relating to the Account (see “Selected Fees and Charges” in the Disclosure Documents) as well as charge commissions and/or other fees and charges for execution of transactions to purchase and sell securities, options or other Property, which amounts may include, but not be limited to, SEC registration and/or transaction fees (rounded to the nearest penny on each sale transaction); subscription fees for U.S. Government and Government agency issues; security transfer fees; insurance premiums, and other charges associated with the handling and transfer of securities, funds and assets. Client agrees to pay such charges, commissions and/or fees at UBS Financial Services Inc.’s then prevailing rates. Client also understands that such charges, commissions and/or fees may be imposed or changed from time to time without notice to Client, unless required by rules or regulations, and Client agrees to be bound thereby.

Unless the Account is for an Individual Retirement Account, ERISA Plan, 403(b)(7) Account, or Coverdell Education Savings Account that UBS Financial Services Inc. has investment discretion over or has agreed in writing to act as a “fiduciary” (as defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Internal Revenue Code) to, UBS Financial Services will earn income (at prevailing market rates on overnight investments) on deposits and credits to the Account, until the cash balances are invested or swept into a money fund or Other Sweep Option. Once cash balances are credited to the Account (pursuant to the policies contained in the Account Information Booklet), they are generally invested in the applicable sweep option on the next business day (subject to any investment minimums for the sweep option, as provided in the applicable prospectus). Client agrees that the amount of income shall be part of UBS Financial Services Inc. compensation for services rendered with respect to the Account, which shall be separate from and in addition to compensation described in the applicable fee schedule for the Account. Client may be subject to an account transfer fee if Client instructs UBS Financial Services Inc. to transfer the Account. In addition, Client will be charged an administrative fee for the Account if it produces revenues below a minimum threshhold amount for the 12-month period ending each November 30. If this is an Individual Retirement Account, Client may be subject to an account transfer fee if Client instructs UBS Financial Services Inc. to transfer the Account. Client agrees to pay a late charge, to the extent permitted by law, if Client purchases securities on a cash basis and fails to pay for such securities by the settlement date. Any late charge UBS Financial Services Inc. may impose will be at the maximum rate of interest set forth in UBS Financial Services Inc.’s then current “Statement of Credit Practices” (which is found in the Disclosure Documents), if applicable, or otherwise at the maximum rate permissible by law, and may be charged from the settlement date to the date of payment, without regard to UBS Financial Services Inc.’s rights to sell the securities in accordance with this Agreement and applicable laws, rules and regulations. Client may obtain UBS Financial Services Inc.’s then current fees and charges by contacting Client’s Financial Advisor or the local branch office.

Interest Charges

All amounts advanced and other balances due shall be charged interest in accordance with UBS Financial Services’ usual custom, which may include the compounding of interest, including any increases in rates which reflect adjustments in, as applicable, UBS Financial Services’ Base Loan Rate (as such term is defined in the Statement of Credit Practices) or other reference rate (i.e., LIBOR Rate or Prime Rate) referred to in the applicable Statement of Credit Practices and such other charges as UBS Financial Services may make to cover UBS Financial Services’ facilities and extra services.

Impartial Lottery Allocation System; Call Features

When UBS Financial Services holds on Client’s behalf bonds or preferred stocks in UBS Financial Services’ (street) name or in bearer form which are callable in part, Client agrees to participate in the impartial lottery allocation system of the called securities in accordance with the provisions of the New York Stock Exchange, Inc. rules. Further, Client understands that when the call is favorable, no allocation will be made to any account in which UBS Financial Services, its officers, or employees have a beneficial interest until all other Clients’ positions in such securities are satisfied on an impartial lottery basis. Client understands that UBS Financial Services may not receive timely notice of calls and may be required to allocate called securities on an “as of” basis. In those cases, Client agrees to participate in the lottery allocation system and to be bound by its results. For debt securities, call or other redemption features, in addition to those disclosed on the trade confirmation, may exist. Debt securities subject to call or redemption features, such as sinking funds, may be redeemed in whole or in part before maturity, or before the first scheduled call dates. The existence of sinking funds, or other special mandatory redemption features, may not be disclosed on a trade confirmation. It is Client’s obligation to review all prospectuses and offering statements Client may receive, and to understand the risks of extraordinary calls or early redemptions, which may affect yield. Issuers may from time to time publish notices of offers to redeem debt securities within limited time, price and tender parameters. Client understands and agrees that UBS Financial Services is not obligated to notify Client of such published calls, nor will UBS Financial Services tender any securities on Client’s behalf when Client has failed to request the tender in a timely manner.

Revenue Sharing and Additional Compensation

In addition to commissions on sales and 12b-1 fees received in connection with the distribution of mutual funds to our clients, we receive revenue sharing payments from distributors and/or advisors of the mutual funds that we sell. These amounts are based on two different components: (i) the amount of new sales of the mutual funds of a particular fund family; and (ii) the amount of mutual fund assets of that particular fund family held by our clients. We also receive networking fees in consideration for transfer agent services that we provide to the mutual funds. These fees generally are paid from investor assets in the mutual fund and are a fixed dollar amount based on the number of accounts at the broker-dealer holding mutual funds of that fund family. In addition to commissions received in connection with the sale or distribution of annuity contracts and unit investment trust units to our clients, we receive revenue sharing compensation from many of the insurance companies underwriting the annuity contracts, affiliates of the insurance companies or sponsors of the unit investment trusts we distribute. Our affiliates also receive trading commissions and other compensation from mutual funds and insurance companies whose products we distribute.

Disability or Incompetency

This Agreement shall survive the death, dissolution, disability or incompetence of Client.

Unforeseeable Events/Force Majeur

UBS Financial Services shall not be liable for losses caused directly or indirectly by government restrictions, exchange controls, exchange or market rulings, suspension of trading, act of war, strikes or other conditions beyond UBS Financial Services’ control, including but not limited to, extreme market volatility or trading volumes.

Successors and Assigns

This Agreement shall be binding upon Client and Client’s personal representatives, heirs, estate, executors, administrators, committee and/or conservators, successors and assigns, and shall inure to the benefit of UBS Financial Services and its successors and assigns and each subsequent holder of this Agreement. Client may not assign or transfer any of Client’s rights or obligations under this Agreement without UBS Financial Services’ prior written consent. UBS Financial Services may assign this Agreement or any of its rights and powers under this Agreement, and, in the event of such assignment, the assignee shall have the same rights and remedies as if originally named in this Agreement in UBS Financial Services’ place. From and after the date of any such assignment, UBS Financial Services shall have no further liability to Client under the terms of this Agreement.

Sub-Brokers

UBS Financial Services may employ sub-brokers and shall be responsible only for reasonable care in their selection. UBS Financial Services may deal with market makers or members of any exchange known as specialists or known as odd-lot dealers and in the execution of Client’s orders they may act as sub-brokers for Client and may also buy or sell the Property for themselves as dealers for their own account.

UBS Financial Services Inc. may hold securities as a Securities Intermediary in accordance with industry custom and practice and employ one or more Securities Intermediaries, including Securities Intermediaries outside the United States, with respect to any and all Property held for Client.

Introduced Accounts

If the Account has been introduced to UBS Financial Services Inc. and is carried by UBS Financial Services Inc. only as a clearing broker, Client agrees that UBS Financial Services Inc. is not responsible for the conduct of the introducing broker and UBS Financial Services Inc.’s only responsibilities to Client relate to UBS Financial Services Inc.’s execution, clearing and bookkeeping of transactions in the Account and to any other services and responsibilities agreed to in writing by UBS Financial Services Inc. During the term of any clearing agreement between UBS Financial Services Inc. and any introducing broker/dealer that UBS Financial Services Inc. is providing clearing services for, UBS Financial Services Inc.’s rights and benefits under this Agreement shall inure to any such introducing broker/dealer. UBS Financial Services Inc. is authorized to accept from the introducing broker, without further inquiry or investigation by UBS Financial Services Inc., (a) orders for the purchase or sale in the Account of such securities and other Property on margin or otherwise, and (b) any other instructions from the introducing broker concerning the Account. In no event shall UBS Financial Services Inc. be liable for any acts or omissions of any introducing broker or its agents, contractors or employees.

Changes to Agreement

Upon written notice to Client, UBS Financial Services may change this Agreement at any time and may cease to offer any or all services described in this Agreement. Any such change will become effective on the date of the notice unless the notice specifies a later date. However, Client will remain liable for any outstanding debits and/or charges in the Account. Client’s continued acceptance of services under this Agreement will be deemed to constitute acceptance of such change. All other changes to this Agreement shall not be effective except by a writing signed by UBS Financial Services.

Termination of Account

Client understands that UBS Financial Services or Client may terminate the Account or any Account feature or service at any time and for any reason. If the Account is terminated either by UBS Financial Services or Client, Client will promptly return any unused checks and Card(s). Failure to return such checks and Card(s) to UBS Financial Services may result in a delay in complying with Client’s instructions as to the disposition of Client’s assets in the Account. Client will remain responsible for debits and charges whether arising before or after such termination. Client agrees to pay UBS Financial Services and the Card Issuer and the Check Provider promptly for all amounts outstanding in the Account. Upon termination, Client authorizes UBS Financial Services to liquidate all of Client’s securities that cannot be transferred into Client’s name and to distribute all such assets to Client whether or not such liquidation and/or distribution shall cause taxable consequences to Client. Client further agrees that UBS Financial Services may withhold from the assets then in the Account any amounts that UBS Financial Services reasonably believes necessary to pay (1) any federal, state or local tax withholding obligations of UBS Financial Services and (2) for any outstanding debts to UBS Financial Services or the Card Issuer and the Check Provider or their respective affiliates or subsidiaries, and to apply such assets first to pay UBS Financial Services, and second to pay the Card Issuer and the Check Provider, if applicable.

Additional Documentation

Should any supplemental agreements be required as a result of Client’s request for UBS Financial Services to approve additional services or features available from UBS Financial Services, or be required for any other reason whatsoever, Client will execute UBS Financial Services’ form of such agreements, which shall thereupon supplement and, if applicable, become part of this Agreement and apply to the Account.

Waiver Not Implied

UBS Financial Services’ failure to insist at any time upon strict compliance with this Agreement or with any of its terms or any continued course of such conduct on UBS Financial Services’ part shall not constitute or be considered a waiver by UBS Financial Services of any of its rights or the obligations of Client.

Binding Notice of Agreement

Client expressly agrees that UBS Financial Services shall not be bound by any representation or agreement made by any of UBS Financial Services’ employees or agents which purports to affect or diminish UBS Financial Services’ rights under this Agreement.

Accuracy of Reports; Communications

Client shall carefully review all monthly or quarterly account statements and confirmations promptly upon receipt for accuracy and consistency with Client’s instructions and investment objectives. Client shall immediately notify the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained if such documents are not received in a timely manner or are inaccurate. Confirmation of orders and monthly or quarterly statements of the Account shall be conclusive if not objected to in writing addressed to the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained within ten days after mailing by UBS Financial Services to Client. Client acknowledges that UBS Financial Services may rely upon Client’s failure to object in a timely manner to transactions or entries and shall not be responsible for losses which could have been avoided had Client given prompt notice as provided above. All such documents shall thereafter be deemed accurate and in accordance with Client’s instructions and investment objectives. Notwithstanding the foregoing, if Client is mistakenly credited with funds or securities, Client shall promptly return such funds or securities upon Client’s discovery of the error or upon request by UBS Financial Services. UBS Financial Services shall not be responsible for any transactions not reflected on Client’s monthly or quarterly statement unless an objection is made in writing to the Branch Office Manager in accordance with the above requirements. Client shall notify UBS Financial Services in writing if Client does not receive a confirmation within ten days from the date of a transaction.

Client acknowledges and agrees that UBS Financial Services may, from time to time, monitor and/or electronically record conversations between Client and UBS Financial Services’ employees or agents for the purpose of quality assurance, employee training, and the mutual protection of Client and UBS Financial Services. Any such recordings may be offered by UBS Financial Services as evidence in any arbitration or other proceeding relating to this Agreement or the Account.

Client acknowledges that the price of any security shown on a confirmation which has been executed on more than one exchange, or in more than one market, or had multiple executions, may be the average price of the security for those executions and agrees to the use of such average price trades on confirmations issued by UBS Financial Services Inc. Actual prices, quantities of each execution and market of execution shall be provided upon written request.

Written Notice

Communications may be sent to Client at Client’s address or at such other address as Client gives to UBS Financial Services in writing. All communications so sent, whether by mail, telegraph, facsimile, electronic mail, messenger or otherwise will be considered to have been given to Client personally upon such sending, whether or not Client actually received them.

Entire Agreement

The provisions of this Agreement constitute, and are intended to constitute, the entire agreement between Client and UBS Financial Services with respect to the Account and supercede any prior agreements relating thereto. Other than as expressly provided in this Agreement, UBS Financial Services does not undertake any obligations and incurs no duties or obligations other than those set forth in this Agreement, statute or government regulation.

Applicable Law

This Agreement, its enforcement and the relationship between Client and UBS Financial Services shall be governed by the laws of the State of New York, including the arbitration provisions contained herein, without giving effect to the choice of law or conflict of laws provisions thereof, and shall be binding upon Client, Client’s authorized agents, personal representatives, heirs, successors and assigns, provided that there is no inconsistency with the federal securities laws, and provided further in connection with any Card issued, the Cardholder Agreement shall be governed by federal laws and the law designated by the Card Issuer in the Cardholder Agreement. In the event that the arbitration clause contained herein is found to be unenforceable, Client and UBS Financial Services agree that they will, for purposes of determining all matters with regard to this Agreement, submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts sitting in the Southern District of New York. Client also consents to service of process by certified mail to the Account’s address of record and waives any forum non-conveniens and venue claims. Client and UBS Financial Services agree that if any term, covenant, condition, or provision of this Agreement is held to be invalid, void, or unenforceable, the remainder of the provisions shall remain in full force and effect, and shall in no way be impaired or invalidated and shall be construed (to the maximum extent possible) in such a way as to give effect to the intent of the invalid, void, or unenforceable provision in question.

Arbitration

. Arbitration is final and binding on the parties.

. The parties are waiving their right to seek remedies in court, including the right to jury trial.

. Pre-arbitration discovery is generally more limited than and different from court proceedings.

. The arbitrator’s award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

. The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

. Client agrees that the Account is subject to the arbitration rules of the NASD and that any and all controversies which may arise between UBS Financial Services, any of UBS Financial Services’ employees or agents and Client concerning any account, transaction, dispute or the construction, performance or breach of this Agreement or any other agreement, whether entered into prior to, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be held under and pursuant to and be governed by the Federal Arbitration Act, and shall be conducted before an arbitration panel convened by the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. Client may also select any other national securities exchange’s arbitration forum in which UBS Financial Services is legally required to arbitrate the controversy with Client, including, where applicable, the Municipal Securities Rulemaking Board. Such arbitration shall be governed by the rules of the organization convening the panel. Client may elect in the first instance the arbitration forum, but if Client fails to make such election by certified mail, return receipt requested, or telegram addressed to UBS Financial Services at its main office, and to the attention of the Legal Department, before the expiration of five (5) days after receipt of a written request from UBS Financial Services to make such election then UBS Financial Services may make such election. The award of the arbitrators, or of the majority of them, shall be final, and judgment on the award rendered may be entered in any court of competent jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) Client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

Client expressly agrees that service of process in any action shall be sufficient if served by certified mail, return receipt requested, at Client’s last address known to UBS Financial Services. Client expressly waives any defense to service of process as set forth above.

Item #CL-RMA-BASIC (Rev. 9/04)

©2004 UBS Financial Services Inc. All Rights Reserved. Covered by SIPC.

UBS Financial Services Inc. is a subsidiary of UBS AG.

Resource Management Account, RMA, and Business Services Account BSA are registered service marks of UBS Financial Services Inc.

MasterCard and Platinum MasterCard are registered trademarks and service marks of MasterCard International Incorporated.

Exhibit C

100 Nassau Park Boulevard Princeton, NJ 08540 Fax 609 452-7651 609 452-0900	Boston Chicago Cincinnati	Los Angeles Milwaukee New York International Affiliates

November 12, 2004

Mr. Mark Urbania

Chief Financial Officer

HORIZON LINES, LLC

4064 Colony Road, Suite 200

Charlotte, NC 28211

Dear Mr. Urbania:

In accordance with your request, Valuation Research Corporation (VRC) has made an investigation and appraisal of certain assets of Horizon Lines, LLC (Horizon or the Company) and submits this appraisal report concerning our findings.

Castle Harlan, Inc (Castle Harlan) acquired a majority interest in Horizon as of July 7, 2004 for approximately $676.0 million, subject to adjustment (the Acquisition). In connection with the Acquisition, we have been asked to appraise certain acquired identifiable intangible assets and the tangible assets (collectively, the Appraised Assets) of the Company as of the Valuation Date for financial reporting purposes. The appraised identifiable intangible assets of the Company consist of customer-related intangibles, marketing-related intangibles and software.

The standard of value is Fair Value. Fair Value is defined as an amount at which an asset or a liability could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion.

Our investigation included, but was not limited to, a review and analysis of historical and projected operating data of Horizon and discussions with management concerning its current and potential business operations and assets, among other factors. The information provided has been accepted as a correct representation of business operations and conditions. We have previously performed an appraisal of the Company for financial reporting purposes in connection with its acquisition by The Carlyle Group as of February 27, 2003.

Based on the data provided and the appraisal principles and procedures described in the accompanying appraisal report, it is our opinion that the Fair Value of the Appraised Assets of the Company, as of the Valuation Date, is:

VALUATION RESEARCH CORPORATION

HORIZON LINES HOLDING CORP.	November 12, 2004 Page 2

	Value	Useful Life (Years)(1)
Tangible Assets:
Real and Personal Property	$68,950,120	Various
Vessels (2)	$80,450,000	Various
LHI Vessels (at Net Book)(4)	$11,005,342
Identifiable Intangibles
Marketing-related Intangibles
Trade Name	$63,800,000	Indefinite
Customer-related Intangibles
Customer Contracts & Customer Relationships (3)	$137,675,000	9.1
Technology-Based Intangibles
Software	$28,457,396	Not determined

Total Identified Intangible Assets	$229,932,396

Total Appraised Assets	$390,337,858

(1)	Useful life represents the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The pattern of benefits are not necessarily equally received over the estimated useful life. The weighted average useful life may be substantially different.
(2)	Vessels have been appraised by others and reviewed by VRC. Value represents owned vessels.
(3)	Useful life represents weighted average life of 9.1 years.
(4)	Included at Net Book Value at Horizon’s request.

This appraisal is subject to the attached Statement of Assumptions and Limiting Conditions.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

Engagement Number: 50002061

VALUATION RESEARCH CORPORATION

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the following assumptions and limiting conditions.

1.	No responsibility is assumed for matters of a legal nature affecting title to the property nor is an opinion of title rendered. The title is assumed to be good and merchantable.

2.	Public information and industry and statistical information are from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.

3.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Valuation Research Corporation. This limitation does not apply to disclosures that Horizon is required to make in any filings with the Securities and Exchange Commission.

4.	In accordance with recognized professional ethics, the professional fee for this service is not contingent upon our conclusion of value, and neither Valuation Research Corporation nor any of its employees has a present or intended financial interest in the subject business appraised.

5.	The opinions of value expressed herein are valid only for the stated purpose and as of the Valuation Date.

6.	Financial statements and other related information provided by Horizon and their representatives in the course of this investigation have been accepted, without further verification, as correctly reflecting the acquired businesses financial condition and operating results for the respective periods, except as specifically noted herein.

7.	The conclusions of value are based upon the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed.

8.	Future services regarding the subject matter of this report, including, but not limited to, testimony or attendance in court, shall not be required of Valuation Research Corporation, unless previous arrangements have been made therefore in writing.

9.	VRC is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report wishing to know whether such liabilities exist, or their scope, and the effect on the value of the property is encouraged to obtain a professional environmental assessment. VRC does not conduct or provide environmental assessments and has not performed one for this report.

VALUATION RESEARCH CORPORATION

10.	All owned vessels were appraised by Dufour, Laskay & Strouse, Inc. (DLS) and included in the report at the appraised value. The leased vessels are included in the report at net book value. VRC and DLS are not responsible for the use of net book values on the leased vessels. They are incorporated into the report at the request of Horizon.

VALUATION RESEARCH CORPORATION

CERTIFICATION OF APPRAISER

We certify that, to the best of our knowledge and belief:

1.	The statements of fact contained in this report are true and correct. However, we have relied, without independent verification, on the accuracy, completeness, and fairness of all financial and other information that were publicly available or furnished to us by the management of the subject business and their accountants, legal counsel or other advisors.

2.	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represents our personal, unbiased professional analyses and conclusions.

3.	The individual signing the report has no present or prospective interest in the property that is the subject of this report, has no personal interest or bias with respect to the parties involved, and has not provided non-appraisal related services to the client or the subject business.

4.	Our compensation is not contingent on any action or event resulting form the analyses in, or the use of, this report.

5.	This engagement has been performed in conformity with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

6.	Significant assistance has been provided by Frank Cifelli, John E. Gruenemeier and Joseph J. Mickle.

Mark Brattebo, CPA, CFA, ASA, ABV
Managing Director

VALUATION RESEARCH CORPORATION

SUMMARY OF FINDINGS

Our conclusions of value and economic life for the Appraised Assets are listed in the transmittal page and in the body of this report. We have identified and examined the intangible assets and followed certain valuation procedures in accordance with Statement of Financial Accounting Standards Numbers 141 and 142 (SFAS 141 and 142) as well as generally accepted appraisal methodology. We are of the opinion that the conclusions of value are reasonable due to, among other reasons, the following:

1.	Substantial goodwill must exist due to, among other factors, the Jones Act. The Jones Act regulates domestic maritime trade and creates protected markets and significant barriers to entry that contribute to stable and predictable cash flows. Entry barriers are heightened by limited berth and port space in most Jones Act trade lanes. The Company is the only Jones Act vessel operator serving all three U.S. trade lanes.

2.	The most significant identifiable intangible category is the customer-related intangibles, which is comprised of customer contracts and related customer relationships. Due to protected markets, limited competition and high level of customer service, the Company has maintained long-term relationships with many of its customers. Although practices vary by trade lane, a number of the relationships are under multi-year contracts. Due to an effective duopoly in key trade lanes, customer turnover is generally not significant. Long term relationships with high probability of continuity, combined with attractive margins result in significant value. Due to improved competitive conditions in the Puerto Rico trade lane since our previous appraisal, customer relationships in this trade lane now have significant value. Hawaii/Guam trade lane profitability has increased which has resulted in a material increase in value of that trade lane’s customer relationships.

3.	The Company has industry leading IT capabilities. Its software is the beneficiary of large investments made by prior owners. The principal systems represent substantial value.

4.	A Trade Name has been established since the prior acquisition and is accorded significant value, supported in part by the Company’s substantial profit margins.

2

VALUATION RESEARCH CORPORATION

VALUATION OF IDENTIFIABLE INTANGIBLE ASSETS

CUSTOMER - RELATED INTANGIBLE ASSETS

The value for the customer-related intangibles includes the value expected to be realized from existing contracts as well as from expected renewals of such contracts. Allowance has been made for contributory returns of other assets. Customer contract renewals are probability weighted, as certain risks exist that a customer will not renew its contract. Customer attrition rates are generally low due to limited competition in most of the trade lanes in which the Company operates. The Hawaii/Guam and Alaska trade lanes operate under a duopolistic structure. Competition is greater in the Puerto Rico trade lane as the Company competes with barge operators in addition to another vessel operator. Contracts are assumed to be renewed over a twenty year period due to the high probability of renewals for the Alaskan, Hawaii/Guam and Puerto Rican trade lanes.

Each trade lane was analyzed individually as (i) this is how the Company generally manages its operations, and (ii) each trade lane is affected by different economic factors. The top marketing manager for each trade was interviewed in order to address the existing relationships, profitability, and probability of renewal of customer contracts, among other factors. Additionally, historical customer attrition was discussed with each marketing manager.

The customer-related intangibles are valued using the Income Approach. The Fair Value of the customer-related intangibles, in aggregate, is $137.675 million. Our calculations are provided in Exhibits 4, 5 and 6.

Alaska Division

The Alaska division generally operates under multi-year contracts with average durations of one to six years. A typical contract is non-cancelable and contains minimum volume commitments. Approximately 83% of the Alaska division’s revenues are from customer contacts with the balance of revenues consisting of accounts on tariff, smaller accounts that ship on a “walk-in” basis, and inter-port shipping within Alaska. The Alaska trade lane operates under a duopolistic structure which has created favorable pricing and capacity control. TOTE, the Company’s major competitor in the Alaska trade lane, and Horizon control roughly 80% of the trade, which is split approximately evenly between the two carriers. As a result, the Alaska trade lane is quite profitable and customer turnover is low.

Customer contracts and related relationships have a value of $44.208 million as shown in Exhibit 4. This value is supported by the longer duration of contracts compared to other trade lanes and the high relative profitability of the Alaska division. Based on our analysis, a weighted average life of approximately 9-years is calculated. Key assumptions for customer-related intangibles are set forth below.

Revenue – Contract revenues for the latest twelve months are provided by management. Contract renewals are based on individual contract lives and each renewal is assigned a 95% probability of success. According to the Alaskan marketing manager, up to 5% annual attrition has been observed in recent years. Revenue growth is forecasted to remain at 2.4% (revenue growth in Year 5) for the remainder of the forecast period.

8

VALUATION RESEARCH CORPORATION

Operating Expenses - Operating margins for the initial five-year period are provided in the Company’s Bank Model. The operating margin is projected to remain at 13.6% (margin in Year 5) for the rest of the forecast period. Operating margin is net of depreciation expense.

Depreciation Expense – Depreciation for the initial five-year period is provided in the Company’s Bank Model. Depreciation is projected to remain at 4.3% percent of sales (depreciation as a percent on sales in Year 5) for the rest of the forecast period.

Use of Trade Name – A royalty rate of 1% percent of sales is assumed throughout the forecast period for use of the corporate identity. With limited competition present in each trade lane, a corporate identity exists and a charge is taken to address this factor.

Taxes - A 38% corporate income tax rate is assumed. A tax benefit from the amortization of the intangible asset over a 15-year period is also assumed.

Return on assets - A return on assets is deducted for working capital, fixed assets, workforce and software. Working capital is estimated as 3.0% of revenues. The return on working capital is 5.5%. The fixed asset balance is based on the Fair Value of such assets as appraised by VRC and others. The return on fixed assets of 9.0% is based on estimated financing rates for similar assets. The estimated value of the workforce is $11.317 million based on assumptions provided by management. The return on workforce and software is equal to the Company’s estimated weighted average cost of capital (WACC) plus an additional return of 2.0%, or 13.0% in total.

Discount rate - The discount rate of 13.0% was determined based on our calculation of the Company’s WACC of 11.0%, as presented in Exhibit 7, plus an additional return of 2.0%. The 13.0% discount rate for the subject asset is applied at the mid-point of each year. A comparison of the WACC to the weighted average return on assets is displayed in Exhibit 8.

Profit Split - The profit split represents the percentage of residual income attributable to the customer-related intangibles. The Alaska trade lane is quite profitable and factors other than customer contracts and relationships contribute to this profitability. An analysis of the Alaska trade lane profitability shows that the company has maintained low vessel operating cost, which has contributed to a high level of profitability. It was concluded that 50.0% of the residual income is reasonably attributable to the customer-related intangibles.

Hawaii/Guam Division

The Hawaii/Guam trade lane is regulated by the STB tariff; as a result, the Company does not have any individually negotiated customer contracts. The Company typically arranges commitments with a customer and follows the rates in the STB. Commitments are generally for twelve-months. While commitments cannot be legally enforced, there is an incentive for customers to fulfill their commitments because there are only two carriers in the trade lane. Approximately 50% of the Hawaii/Guam division’s revenues are from

9

VALUATION RESEARCH CORPORATION

customer commitments, with the balance of revenues consisting of smaller accounts that ship on a “walk-in” basis and consolidators. Consolidators typically give 40% to 60% of volume to a carrier, have no formal agreement, and are price motivated. Consolidators account for 20% of the division’s total lift. The Hawaii/Guam trade lane operates under a duopolistic structure which has created favorable pricing and capacity control. Matson Navigation, the Company’s major competitor in the Hawaii/Guam trade lane, and Horizon control 100% of the trade. The Hawaii/Guam division is profitable due to limited competition. Customer turnover is low. The Company expects the Hawaii/Guam division’s profitability to continue to improve as it further increases its market share.

Customer contracts and related relationships in the Hawaii/Guam division have a value of $44.489 million as shown in Exhibit 5. Based on our analysis, a weighted average life of approximately 10-years is calculated. Key assumptions for customer-related intangibles are set forth below.

Revenue – Contract revenues for the latest fiscal year were provided by management. Contract renewals are based on a one-year contract life and each renewal is assigned a 95% probability of success. According to the marketing manager, up to 5% annual attrition has been observed in recent years. Annual revenue growth for the initial five-year period is consistent with projections supplied by management. Revenue growth is forecasted to remain at 3.0% (revenue growth in Year 5) for the remainder of the forecast period.

Operating Expenses - Operating margins for the initial five-year period are provided in management’s projections. The operating margin is projected to remain at 11.2% (margin in Year 5) for the rest of the forecast period. Operating margin is net of depreciation expense.

Depreciation Expense – Depreciation for the initial five-year period is provided in management’s projections. Depreciation is projected to remain at 6.6% percent of sales (depreciation as a percent on sales in Year 5) for the rest of the forecast period.

Use of Trade Name – A royalty rate of 1% percent of sales is assumed throughout the forecast period for use of the corporate identity. With limited competition present in each trade lane, a corporate identity exists and a charge is taken to address this factor.

Taxes - A 38% corporate income tax rate is assumed. A tax benefit from the amortization of the intangible asset over a 15-year period is also assumed.

Return on assets - A return on assets is deducted for working capital, fixed assets, workforce and software. Working capital is estimated as 3.0% of revenues. The return on working capital is 5.5%. The fixed asset balance is based on the Fair Value of such assets as appraised by VRC and others. The return on fixed assets of 9.0% is based on estimated financing rates for similar assets. The estimated value of the workforce is $11.317 million based on assumptions provided by management. The return on workforce and software is equal to the Company’s estimated weighted average cost of capital (WACC) plus an additional return of 2.0%, or 13.0% in total.

Discount rate - The discount rate of 13.0% was determined based on our calculation of the Company’s WACC of 11.0%, as presented in Exhibit 7, plus an additional return of 2.0%. The 13.0% discount rate for the subject asset is applied at the mid-point of each year.

10

VALUATION RESEARCH CORPORATION

Puerto Rico Division

The Puerto Rico trade lane has historically been more competitive than other trade lanes. Due to Puerto Rico’s closer proximity to the U.S. mainland, barge operators are able to compete in addition to vessel operators. As a result, the Puerto Rico trade lane has been subject to overcapacity and intense price competition. Prior to the bankruptcy of a major competitor in 2002, the Company was not generating a positive EBIT. Margins have improved and become positive over the last year and a half as (i) the division continues to increase its market share as a result of the bankruptcy, (ii) market conditions in the industry have improved drastically (iii) rates have improved as contracts with unfavorable rates expire, and (iv) operational efficiencies have also improved as a result of increased volumes.

Customer contracts and related relationships in the Puerto Rico division have a value of $48.978 million as shown in Exhibit 6. Based on our analysis, a weighted average life of approximately 8-years is calculated. Key assumptions for customer-related intangibles are set forth below.

Revenue – Contract revenues for the latest fiscal year were provided by management. Contract renewals are based on a one-year contract life and each renewal is assigned a 90% probability of success. According to the marketing manager, up to 10% annual attrition has been observed in recent years. Annual revenue growth for the initial five-year period is consistent with projections supplied by management. Revenue growth is forecasted to remain at 2.2% (revenue growth in Year 5) for the remainder of the forecast period.

Operating Expenses - Operating margins for the initial five-year period are provided in management’s projections. The operating margin is projected to remain at 8.8% (margin in Year 5) for the rest of the forecast period. Operating margin is net of depreciation expense.

Depreciation Expense – Depreciation for the initial five-year period is provided in management’s projections. Depreciation is projected to remain at 4.9% percent of sales (depreciation as a percent on sales in Year 5) for the rest of the forecast period.

Use of Trade Name – A royalty rate of 1% percent of sales is assumed throughout the forecast period for use of the corporate identity. With limited competition present in each trade lane, a corporate identity exists and a charge is taken to address this factor.

Taxes - A 38% corporate income tax rate is assumed. A tax benefit from the amortization of the intangible asset over a 15-year period is also assumed.

Return on assets - A return on assets is deducted for working capital, fixed assets, workforce and software. Working capital is estimated as 3.0% of revenues. The return on working capital is 5.5%. The fixed asset balance is based on the Fair Value of such assets as appraised by VRC and others. The return on fixed assets of 9.0% is based on estimated financing rates for similar assets. The estimated value of the workforce is $11.317 million based on assumptions provided by management. The return on workforce and software is equal to the Company’s estimated weighted average cost of capital (WACC) plus an additional return of 2.0%, or 13.0% in total.

Discount rate - The discount rate of 13.0% was determined based on our calculation of the Company’s WACC of 11.0%, as presented in Exhibit 7, plus an additional return of 2.0%. The 13.0% discount rate for the subject asset is applied at the mid-point of each year.

11

EXHIBIT 4

HORIZON LINES

ALASKA TRADELANE

VALUATION OF CUSTOMER CONTRACTS

(Thousands of USD)

ASSUMPTIONS:
WACC	11.0%
Discount Rate	13.0%
Attrition Rate	5.0%
Alaska Revenues as Percent of Total Company	25.0%
Working Capital as a Percent of Sales	3.0%
Royalty Rate	1.0%
Tax Rate	38.0%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Sales	218,037	223,316	229,799	235,381	241,101	246,960	252,962	259,109	265,405	271,855
Sales Growth		2.4%	2.9%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%

Sales	179,546	174,727	166,935	158,827	150,959	143,419	136,389	129,718	123,373	117,352
Sales Related to Contracts as a % of Total Sales	82.3%	76.2%	72.6%	67.5%	62.6%	56.1%	53.9%	50.1%	46.5%	43.2%

Operating Expenses (Net Of Direct Selling Expenses)	150,913	144,595	136,792	129,492	122,461	116,363	110,660	105,247	100,099	95,214

EBITDA	28,633	30,131	30,144	29,335	28,478	27,055	25,729	24,471	23,274	22,138

Depreciation	(8,482)	(7,433)	(6,247)	(6,545)	(6,512)	(6,186)	(5,663)	(5,595)	(5,322)	(5,062)

EBIT	20,152	22,698	23,896	22,789	21,968	20,869	19,846	18,875	17,952	17,076

Use of TM	1,795	1,747	1,669	1,588	1,510	1,434	1,364	1,297	1,234	1,174

Operating Income	18,356	20,951	22,227	21,201	20,457	19,435	18,482	17,578	15,718	15,902

Less: Income Taxes	6,975	7,961	8,446	6,056	7,773	7,385	7,023	6,680	5,353	6,043

Net Income After Taxes	11,381	12,990	13,781	13,145	12,683	12,050	11,459	10,898	10,365	9,859

Less: Returns On Tangible Assets
Working Capital	295	288	275	262	249
Property, Plant & Equipment	929	514	309	396	324

Returns on Tangible Assets	1,225	803	584	658	573	545	518	493	469	446

Net Cash Flow Applicable to Intangible Assets	10,156	12,187	13,196	12,486	12,110	11,505	10,941	10,406	9,897	9,414

Less: Returns on Intangible Assets
Returns to Software	762	724	672	624	570	537	511	486	452	440
Returns to Intangible Assets	303	268	267	248	230	214	203	193	184	175

Net Cash Flow Applicable to Customer Relationships/Licenses	9,091	11,175	12,257	11,514	11,300	10,754	10,227	9,725	9,251	8,799

Discount Factor	0.94072	0.83250	0.73672	0.65197	0.57696	0.51059	0.45185	0.39986	0.35386	0.31315

PV of Cash Flows	8,552	9,303	9,030	7,572	6,520	5,491	4,621	3,889	3,273	2,756

	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
Total Sales	278,461	285,228	292,160	299,260	305,532	313,981	321,511	329,427	337,432	345,632
Sales Growth	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%

Sales	111,488	106,061	100,758	95,860	91,201	86,781	82,575	78,586	74,791	71,057
Sales Related to Contracts as a % of Total Sales	40.0%	37.2%	34.5%	32.0%	29.8%	27.8%	25.7%	23.9%	22.2%	20.6%

Operating Expenses (Net Of Direct Selling Expenses)	90,456	86,053	81,750	77,775	73,996	70,410	66,998	53,761	60,682	57,652

EBITDA	21,032	20,008	19,008	18,084	17,205	15,371	15,576	14,825	14,109	13,405

Depreciation	(4,809)	(4,575)	(4,345)	(4,135)	(3,934)	(3,743)	(3,582)	(3,390)	(3,226)	(3,065)

EBIT	16,223	15,433	14,661	13,949	13,271	12,627	12,016	11,435	10,883	10,339

Use of TM	1,115	1,061	1,008	959	912	668	825	786	748	711

Operating Income	15,108	14,372	13,654	12,990	12,359	11,760	11,190	10,649	10,135	9,629

Less: Income Taxes	5,741	5,461	5,188	4,936	4,696	4,469	4,252	4,047	3,851	3,659

Net Income After Taxes	9,367	8,911	8,465	8,054	7,662	7,291	6,938	6,603	6,284	5,970

Less: Returns On Tangible Assets
Working Capital
Property, Plant & Equipment
Returns on Tangible Assets	424	403	383	364	346	330	314	299	264	270

Net Cash Flow Applicable to Intangible Assets	8,943	8,508	8,083	7,590	7,316	6,961	6,624	6,304	6,000	5,700

Less: Returns on Intangible Assets
Returns to Software	418	397	377	359	342	325	309	294	280	266
Returns to Intangible Assets	166	158	150	143	136	129	123	117	111	105

Net Cash Flow Applicable to Customer Relationships/Licenses	8,360	7,953	7,555	7,188	6,838	6,507	5,192	5,893	5,608	5,328

Discount Factor	0.27713	0.24524	0.21703	0.10206	0.16997	0.15041	0.13311	0.11780	0.10424	0.09225

PV of Cash Flows	2,317	1,950	1,640	1,380	1,182	979	824	694	585	492

Present Value Forecast Period	73,030

Profit Split	50.0%

Present Value Indication (Rounded)	35,515

Tax Benefit
V=(PV*L)/((L-(FA*T))

Present Value	36,515
Tax Life	15
Tax Rate	38.0%
Amortization Factor	6.8696

Value Indication	44,208

Fair Value	44,208

Weighted Total Undiscounted Cash Flow	1,573,690
Unweighted Undiscounted Cash Flow	171,515
Weighted Average Life	9.2

RETURNS DATA:

			Year 1	Year 2	Year 3	Year 4	Year 5	Residual
Capital Expenditures			5,510	4,278	5,017	11,500	9,633	10,400
Depreciation			10,300	9,500	5,600	9,700	10,400	10,400

	FMV	Returns
Tangible Assets:
Working Capital		5.5%	5,541	5,599	6,894	7,061	7,233	7,409
Property, Plant & Equipment	17,319	9.0%	12,529	7,306	4,724	6,524	5,757	5,757

Total on Tangible Assets	22,086		19,070	14,006	11,618	13,585	12,990	13,166

Intangible Assets:
Software	28,457	13.0%	3,699	3,699	3,699	3,699	3,699	3,699
Workforce	11,317	13.0%	1,471	1,471	1,471	1,471	1,471	1,471

Total Return on Intangible Assets			1,471	1,471	1,471	1,471	1,471	1,471

NOTES:

Contract Renewals Calculated in Separate Page. Renewals are Based On Individual Existing Contract Lives Over a 20 Year Period. Attrition Rate is 5% for Each Renewal, Majority of Contracts are Multi-Year Contracts With Annual Pricing Increases Built into the Contract. Have Long Standing Relationships With a Majority Of Contractual Customers. Management Estimated Attrition at -5% Per Year. Company Weighted Average Cost of Capital is 11%. Tradelane Has High Barriers Due to Jones Act and There is Limited Existing Competition. Alaska Tradelane Operates Under a Duopolistic Structure.

EXHIBIT 5

HORIZON LINES

HAWAII/GUAM TRADELANE

VALUATION OF CUSTOMER CONTRACTS

(Thousands of USD)

ASSUMPTIONS:
WACC	11.0%
Discount Rate	13.0%
Attrition Rate	5.0%
Hawaii/Guam Revenues as Percent of Total Company	40.7%
Working Capital as a Percent of Sales	3.0%
Royalty Rate	1.0%
Tax Rate	38.0%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Sales	354,897	355,238	365,643	376,769	388,025	399,618	411,557	423,852	436,515	449,557
Sales Growth		0.1%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Sales	170,599	162,069	153,965	146,267	138,954	132,006	125,406	119,135	113,179	107,520
Sales Related to Customer Contracts as a % of Total Sales	48.1%	45.6%	42.1%	36.8%	35.8%	33.0%	30.5%	28.1%	25.9%	23.9%

Operating Expenses	148,680	137,888	128,494	119,699	112,877	107,234	101,872	96,778	91,939	87,342

EBITDA	21,719	24,181	25,471	26,568	26,078	24,772	23,534	22,357	21,239	20,177

Depreciation	(11,921)	(10,630)	(9,217)	(9,899)	(9,167)	(6,709)	(8,274)	(7,860)	(7,467)	(7,094)

EBIT	9,797	13,550	16,255	16,669	16,909	16,083	15,260	14,497	13,772	13,084

Use of TM	1,705	1,621	1,540	1,463	1,390	1,320	1,254	1,191	1,132	1,075

Operating Income	8,091	11,930	14,715	15,206	15,519	14,743	14,006	13,306	12,640	12,008

Less: Income Taxes	3,075	4,533	5,592	5,778	5,887	5,602	5,322	5,056	4,803	4,563

Net Income After Taxes	5,017	7,396	9,123	9,428	9,622	9,141	8,684	8,250	7,837	7,445

Less: Returns on Tangible Assets
Working Capital	281	267	254	241	229
Property, Plant and Equipment	2,893	2,533	2,656	2,008	1,335

Return on Tangible Assets	3,175	2,800	2,910	2,248	1,566	1,487	1,413	1,342	1,275	1,211

Net Cash Flow Applicable to Intangible Assets	1,842	4,596	6,213	7,180	8,056	7,654	7,271	6,907	5,562	6,234

Less: Returns on Intangible Assets
Returns to Software	724	687	634	585	539	497	473	449	426	405
Returns to Intangible Assets	286	273	252	232	214	198	188	179	170	161

Net Cash Flow to Customer Relationships/Licenses	830	3,836	5,327	6,363	7,303	6,958	6,610	6,280	5,966	5,668

Discount Factor	0.94072	0.83250	0.73672	0.65197	0.57696	0.51059	0.45185	0.39986	0.35386	0.31315

PV of Cash Flows	781	3,027	3,925	4,146	4,213	3,553	2,987	2,511	2,111	1,775

	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
Total Sales	462,988	476,820	491,066	505,737	520,847	536,408	552,434	568,938	585,936	603,441
Sales Growth	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Sales	102,144	97,036	92,185	87,575	83,197	79,037	75,085	71,331	67,764	64,376
Sales Related to Customer Contracts as a % of Total Sales	22.1%	20.4%	18.8%	17.3%	16.0%	14.7%	13.6%	12.5%	11.6%	10.7%

Operating Expenses	82,975	78,827	74,885	71,141	67,584	64,205	50,994	57,945	55,048	52,295

EBITDA	19,168	18,210	17,299	18,434	15,813	14,832	14,090	13,386	12,717	12,081

Depreciation	(6,739)	(6,402)	(6,062)	(5,778)	(5,489)	(5,214)	(4,954)	(4,706)	(4,471)	(4,247)

EBIT	12,429	11,608	11,218	10,657	10,124	9,618	9,137	8,680	8,246	7,834

Use of TM	1,021	970	922	876	832	780	751	713	678	644

Operating Income	11,408	10,638	10,296	9,781	9,292	8,827	8,386	7,967	7,568	7,190
Less: Income Taxes	4,335	4,118	3,912	3,717	3,531	3,354	3,187	3,027	2,876	2,732

Net Income After Taxes	7,073	5,719	8,383	6,064	5,761	5,473	5,199	4,939	4,692	4,458

Less: Returns on Tangible Assets
Working Capital
Property, Plant and Equipment
Return on Tangible Assets	1,151	1,093	1,039	987	937	890	846	804	763	725

Net Cash Flow Applicable to Intangible Assets	5,922	5,628	5,345	5,078	4,824	4,582	4,353	4,136	3,929	3,732

Less: Returns on Intangible Assets
Returns to Software	385	366	347	330	313	298	283	269	255	243
Returns to Intangible Assets	153	145	138	131	125	118	113	107	102	96

Net Cash Flow to Customer Relationships/Licenses	5,384	5,115	4,859	4,618	4,385	4,166	3,958	3,760	3,572	3,393

Discount Factor	0.27713	0.24524	0.21703	0.19205	0.16997	0.15041	0.13311	0.11780	0.10424	0.09225

PV of Cash Flows	1,492	1,254	1,055	887	745	627	527	443	372	313

Present Value Forecasted Period	36,746

Profit Split	100.0%

Present Value Indication (Rounded)	36,748

Tax Benefit
V=(PV*L)/((L-(FA*T))

Present Value	36,746
Tax Life	15
Tax Rate	38.0%
Amortization Factor	6.8696

Value Indication	44,489

Fair Value	44,489

Weighted Total Undiscounted Cash Flow	986,224
Unweighted Undiscounted Cash Flow	96,152
Weighted Average Life	10.0

RETURNS DATA:

			Year 1	Year 2	Year 3	Year 4	Year 5	Residual
Capital Expenditures			16,745	18,111	30,341	12,800	9,833	25,600
Depreciation			24,800	23,300	21,900	25,500	25,600	25,600

	FMV	Return
Tangible Assets:
Working Capital		5.5%	10,647	10,657	10,975	11,303	11,641	11,989
Property, Plant and Equipment	74,929	9.0%	66,874	61,685	70,127	57,427	41,460	41,460

Total on Tangible Assets	82,589		77,521	72,342	61,102	68,730	53,101	53,449

Intangible Assets:
Software	28,457	13.0%	3,699	3,699	3,699	3,699	3,699	3,699
Workforce Valuation	11,317	13.0%	1,471	1,471	1,471	1,471	1,471	1,471

Total Return on Intangible Assets			1,471	1,471	1,471	1,471	1,471	1,471

NOTES:

Contract Renewals Calculated in Separate Page. Renewals are Based on Individual Existing Contract Lives Over a 20 Year Period. Attrition Rate is 5% for Each Renewal. Contracts are all One Year. Have Long Standing Relationships With a Majority of Contractual Customers. While Hawaii/Guam Has Ability to Contract, They Have Chosen to Follow Rates on Tariff as Dictated By STB, Horizon In Smaller Player In This Tradelane. Management Feels That Entering Contracts Would Restrict Growth. Management Estimated Attrition at -5% Per Year. Company Cost of Capital is 11%. Probably Not a Whole Lot of Additional Risk With Renewal of Contracts. Trade Lane Has High Entry Barriers Due to Jones Act and There is Limited Existing Competition. Hawaii/Guam Tradelane Operates Under a Duopolistic Structure.

EXHIBIT 6

HORIZON LINES

PUERTO RICO TRADELANE

VALUATION OF CUSTOMER CONTRACTS

(Thousands of USD)

ASSUMPTIONS:
WACC	11.0%
Discount Rate	13.0%
Attrition Rate	10.0%
Puerto Rico Revenues as Percent of Total Company	34.3%
Working Capital as a Percent of Sales	3.0%
Royalty Rate	1.0%
Tax Rate	38.0%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Sales	298,932	294,383	302,369	309,872	318,780	323,642	331,081	338,442	345,987	353,700
Sales Growth		-1.5%	2.7%	2.5%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%

Sales	266,391	241,684	217,518	195,764	176,188	158,569	142,712	128,441	115,597	104,037
Sales Related To Customer Contracts as a % Of Total Sales	89.1%	62.1%	71.9%	63.2%	55.6%	49.0%	43.1%	38.0%	33.4%	29.4%

Operating Expenses (Net of Direct Selling Expenses)	236,829	209,995	187,398	167,650	150,359	135,324	121,791	109,612	98,651	88,786

EBITDA	29,562	31,689	30,117	28,114	25,828	23,245	20,921	18,829	16,946	15,251

Depreciation	(14,436)	(12,058)	(9,135)	(9,350)	(8,621)	(7,759)	(6,983)	(6,285)	(5,656)	(5,091)

EBIT	15,125	19,620	20,982	18,764	17,207	15,487	13,938	12,544	11,290	10,161

Use of TM	2,664	2,417	2,175	1,958	1,762	1,588	1,427	1,284	1,156	1,040

Operating Income	12,461	17,204	18,807	15,805	15,445	13,901	12,511	11,260	10,134	9,120

Less: Income Taxes	4,735	5,537	7,147	6,386	5,889	5,282	4,754	4,279	3,851	3,466

Net Income After Taxes	7,726	10,566	11,660	10,420	9,576	8,619	7,757	6,981	6,283	5,655

Less: Returns on Tangible Assets
Working Capital	440	399	359	323	291
Property, Plant & Equipment	2,396	1,868	1,750	1,349	894

Returns on Tangible Assets	2,836	2,257	2,109	1,672	1,185	1,066	980	864	777	700

Net Cash Flow Applicable to Intangible Assets	4,890	8,399	9,552	8,748	8,391	7,552	6,797	6,117	5,506	4,955

Less: Returns on Intangible Assets
Returns to Software	1,130	1,041	912	801	705	621	559	503	453	407
Returns to Intangible Assets	449	414	363	319	281	247	222	200	160	162

Net Cash Flow Applicable to Customer Relationships/Licenses	3,311	6,944	8,276	7,628	7,406	6,684	6,016	5,414	4,873	4,386

Discount Factor	0.94072	0.83250	0.73672	0.65197	0.57898	0.51059	0.45185	0.39986	0.35386	0.31315

PV of Cash Flows	3,114	5,781	6,097	4,973	4,273	3,413	2,718	2,185	1,724	1,373

	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
Total Sales	361,585	369,545	377,887	386,311	394,923	403,728	412,728	421,929	431,335	440,951
Sales Growth	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%

Sales	93,633	84,270	75,843	68,259	61,433	55,290	49,751	44,785	40,306	35,275
Sales Related To Customer Contracts as a % Of Total Sales	25.9%	22.6%	20.1%	17.7%	15.6%	13.7%	12.1%	10.6%	9.3%	8.2%

Operating Expenses (Net of Direct Selling Expenses)	79,907	71,816	84,725	58,252	52,427	47,184	42,466	38,219	34,397	30,958

EBITDA	13,726	12,354	11,118	10,006	9,006	8,105	7,295	6,565	5,909	5,318

Depreciation	(4,581)	(4,123)	(3,711)	(3,340)	(3,006)	(2,705)	(2,435)	(2,191)	(1,972)	(1,775)

EBIT	9,145	8,230	7,407	6,666	6,000	5,400	4,860	4,374	3,936	3,543

Use of TM	936	843	758	683	614	553	498	446	403	363

Operating Income	8,208	7,388	6,549	5,984	5,385	4,847	4,362	3,926	3,533	3,180

Less: Income Taxes	3,119	2,607	2,527	2,274	2,045	1,842	1,658	1,492	1,343	1,208

Net Income After Taxes	5,089	4,580	4,122	3,710	3,339	3,005	2,705	2,434	2,191	1,972

Less: Returns on Tangible Assets
Working Capital
Property, Plant & Equipment

Returns on Tangible Assets	630	567	510	459	413	372	335	301	271	244

Net Cash Flow Applicable to Intangible Assets	4,460	4,014	3,612	3,251	2,926	2,533	2,370	2,133	1,920	1,728

Less: Returns on Intangible Assets
Returns to Software	367	330	297	267	241	217	185	175	158	142
Returns to Intangible Assets	145	131	115	105	95	86	78	70	83	56

Net Cash Flow Applicable to Customer Relationships/Licenses	3,947	3,552	3,197	2,877	2,590	2,331	2,098	1,688	1,699	1,529

Discount Factor	0.27713	0.24524	0.21703	0.19206	0.16997	0.15041	0.13311	0.11780	0.10424	0.09225

PV of Cash Flows	1,094	871	694	553	440	351	279	222	177	141

Present Value Forecast Period	40,454

Profit Split	100.0%

Present Value Indication (Rounded)	40,454

Tax Benefit
V=(PV*L)/((L-Fa*T))

Present Value	40,454
Tax Life	15
Tax Rate	38.0%
Amortization Factor	6.8696

Value Indication	46,978

Fair Value	48,978

Weighted Total Undiscounted Cash Flow	699,340
Unweighted Undiscounted Cash Flow	86,646
Weighted Average Life	8.1

RETURNS DATA:

			Year 1	Year 2	Year 3	Year 4	Year 5	Residual
Capital Expenditures			9,445	10,111	14,441	11,500	9,633	15,500
Depreciation			16,200	14,700	12,700	14,800	15,500	15,500

	FMV	Return
Tangible Assets:
Working Capital		5.5%	8,968	8,831	9,072	9,295	9,503	9,715
Property, Plant & Equipment	36,629	9.0%	29,874	25,285	27,027	23,727	17,860	17,860

Total On Tangible Assets	43,165		38,842	34,117	36,098	33,023	27,364	27,575

Intangible Assets:
Software	28,457	13.0%	3,699	3,699	3,699	3,699	3,699	3,699
Workforce Valuation	11,317	13.0%	1,471	1,471	1,471	1,471	1,471	1,471

Total Return On Intangible Assets			1,471	1,471	1,471	1,471	1,471	1,471

NOTES:

Contract Renewals Calculated in Separate Page. Renewals are Based on Individual Existing Contract Lives Over a 20 Year Period.

Attrillion Rate is 10% for Each Renewal. Contracts are Mostly Shorter Than Twelve Months. Management Estimated Attrillion at ~10% Per Year. Company Weighted Average of Capital is 11%. There is Not a Lot of Additional Risk With Renewal of Contracts. Tradelane Has High Entry Barriers Due to Jones Act. There is Higer Competition in Puerto Rico. Unlike Alaska and Hawaii/Guam Tradelanes, Puerto Rico Does Not Have a Duopolistic Structure.

Exhibit D

Horizon Lines

Revenue Analysis

($m’s, except rate per load)

	2003	2004	Variance	% Change
Transportation	$809.3	$894.9	$85.6	10.6%
Non-transportation	37.3	41.3	4.0	10.7%
Slot charter	54.3	60.2	5.9	10.9%
Bad paper	(14.9)	(16.1)	(1.2)	8.0%

Total revenue	$886.0	$980.3	$94.4	10.6%

Bunker fuel surcharges	$40.9	$55.2	$14.3	35.1%
Revenue loads (units)	289,360	308,435	19,075	6.6%
Transportation rate per load	$2,797	$2,902	$105	3.7%

% change as compared to Total Revenue:

Other Revenue (non-transportation & slot charter)			$8.7	9.2%
Volume variance			$53.4	56.5%
Bunker fuel surcharges			$14.3	15.2%
Rate / mix variance			$17.9	19.0%

	2002	2003	Variance	% Change
Transportation	$744.0	$809.3	$65.3	8.8%
Non-transportation	30.3	37.3	7.0	23.0%
Slot charter	46.0	54.3	8.4	18.2%
Bad paper	(15.9)	(14.9)	1.0	-6.0%

Total revenue	$804.4	$886.0	$81.6	10.1%

Bunker fuel surcharges	$25.0	$40.9	$15.9	63.6%
Revenue loads (units)	277,547	289,360	11,813	4.3%
Transportation rate per load	$2,681	$2,797	$116	4.3%

% change as compared to Total Revenue:

Other Revenue (non-transportation & slot charter)			$16.3	19.9%
Volume variance			$31.7	38.8%
Bunker fuel surcharges			$15.9	19.5%
Rate / mix variance			$17.7	21.7%